TE CONNECTIVITY 2023 ANNUAL REPORT

TE connectivity



TE CONNECTIVITY
2023 ANNUAL REPORT

TOGETHER, LET'S ENGINEER THE FUTURE.

CORPORATE DATA

REGISTERED & PRINCIPAL EXECUTIVE OFFICE
TE Connectivity Ltd.
Mühlenstrasse 26
CH-8200 Schaffhausen
Switzerland
+41.0.52.633.66.61

INDEPENDENT AUDITORS
Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103

Deloitte AG
Pfingstweidstrasse 11
8005 Zurich
Switzerland

STOCK EXCHANGE
The company's common shares are traded on the New York Stock Exchange (NYSE) under the ticker symbol TEL.

FORM 10-K
Copies of the company's Annual Report on Form 10-K for the fiscal year ended September 29, 2023 may be obtained by shareholders without charge upon written request to:
TE Connectivity Ltd.
Mühlenstrasse 26
CH-8200 Schaffhausen
Switzerland
The Annual Report on Form 10-K is also available on the company's website at **www.te.com.**

SHAREHOLDER SERVICES
Registered shareholders (shares held in your own name with our transfer agent) with requests such as change of address or dividend checks should contact TE Connectivity's transfer agent at:
Equiniti Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100
866.258.4745
www.shareowneronline.com

Beneficial shareholders (shares held with a bank or broker) should contact the bank or brokerage holding their shares with their requests. Other shareholder inquiries may be directed to TE Connectivity Shareholder Services at the company's registered and principal executive office above.

www.te.com

TE CONNECTIVITY LTD.
ANNUAL REPORT
TABLE OF CONTENTS

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this Annual Report that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include, among others, the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, acquisitions, divestitures, the effects of competition, and the effects of future legislation or regulations. Forward-looking statements also include statements addressing our environmental, social, governance, and sustainability plans and goals. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "plan," "intend," "anticipate," "aspire," "estimate," "predict," "potential," "goal," "target," "continue," "may," and "should," or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties, and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. Investors should not place undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we file this report except as required by law.

The risk factors described in this Annual Report and those discussed in our Annual Report on Form 10-K for the fiscal year ended September 29, 2023 filed with the United States ("U.S.") Securities and Exchange Commission (the "SEC") could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business.

BUSINESS

General

TE Connectivity Ltd. ("TE Connectivity" or the "Company," which may be referred to as "we," "us," or "our") is a global industrial technology leader creating a safer, sustainable, productive, and connected future. Our broad range of connectivity and sensor solutions, proven in the harshest environments, enable advancements in transportation, industrial applications, medical technology, energy, data communications, and the home.

We became an independent, publicly traded company in 2007; however, through our predecessor companies, we trace our foundations in the connectivity business back to 1941. We are organized under the laws of Switzerland. The rights of holders of our shares are governed by Swiss law, our Swiss articles of association, and our Swiss organizational regulations.

We have a 52- or 53-week fiscal year that ends on the last Friday of September. Fiscal 2023, 2022, and 2021 ended on September 29, 2023, September 30, 2022, and September 24, 2021, respectively. Fiscal 2023 and 2021 were each 52 weeks in length. Fiscal 2022 was 53 weeks in length. For fiscal years in which there are 53 weeks, the fourth fiscal quarter includes 14 weeks.

Segments

Effective for fiscal 2023, we realigned certain product lines from the Industrial Solutions segment to the Communications Solutions segment. We continue to operate through three reportable segments: Transportation Solutions, Industrial Solutions, and Communications Solutions. Prior period segment results have been restated to conform to the current segment reporting structure. See Note 20 to the consolidated financial statements for additional information. As of fiscal year end 2023, we believe our three segments serve a combined market of approximately $200 billion.

Our net sales by segment as a percentage of our total net sales were as follows:

	Fiscal		
	2023	**2022**	**2021**
Transportation Solutions	60 %	56 %	60 %
Industrial Solutions	28	28	26
Communications Solutions	12	16	14
Total	100 %	100 %	100 %

Below is a description of our reportable segments and the primary products, markets, and competitors of each segment.

Transportation Solutions

The Transportation Solutions segment is a leader in connectivity and sensor technologies. The primary products sold by the Transportation Solutions segment include terminals and connector systems and components, sensors, relays, antennas, and application tooling. The Transportation Solutions segment's products, which must withstand harsh conditions, are used in the following end markets:

- *Automotive (72% of segment's net sales)*—We are one of the leading providers of advanced automobile connectivity solutions. The automotive industry uses our products in automotive technologies for body and chassis systems, convenience applications, driver information, infotainment solutions, miniaturization solutions, motor and powertrain applications, and safety and security systems. Hybrid and electronic mobility solutions include in-vehicle technologies, battery technologies, and charging solutions.

- *Commercial transportation (16% of segment's net sales)*—We deliver reliable connectivity products designed to withstand harsh environmental conditions for on- and off-highway vehicles and recreational transportation, including heavy trucks, construction, agriculture, buses, and other vehicles.

- *Sensors (12% of segment's net sales)*—We offer a portfolio of intelligent, efficient, and high-performing sensor solutions that are used by customers across multiple industries, including automotive, industrial equipment, commercial transportation, medical solutions, aerospace and defense, and consumer applications.

The Transportation Solutions segment's major competitors include Yazaki, Aptiv, Sumitomo, Sensata, Honeywell, Molex, and Amphenol.

Industrial Solutions

The Industrial Solutions segment is a leading supplier of products that connect and distribute power, data, and signals. The primary products sold by the Industrial Solutions segment include terminals and connector systems and components, interventional medical components, relays, heat shrink tubing, and wire and cable. The Industrial Solutions segment's products are used in the following end markets:

- *Industrial equipment (38% of segment's net sales)*—Our products are used in factory and warehouse automation and process control systems such as industrial controls, robotics, human machine interface, industrial communication, and power distribution. Our building automation and smart city infrastructure products are used to connect lighting and offer solutions in HVAC, elevators/escalators, and security. Our rail products are used in high-speed trains, metros, light rail vehicles, locomotives, and signaling switching equipment.

- *Aerospace, defense, and marine (26% of segment's net sales)*—We design, develop, and manufacture a comprehensive portfolio of critical electronic components and systems for the harsh operating conditions of the commercial aerospace, defense, and marine industries. Our products and systems are designed and manufactured to operate effectively in harsh conditions ranging from the depths of the ocean to the far reaches of space.

- *Energy (19% of segment's net sales)*—Our products are used by electric power utilities, OEMs, and engineering procurement construction companies serving the electrical power grid and renewables industries. They include a wide range of insulation, protection, and connection solutions for electrical power generation, transmission, distribution, and industrial markets.

- *Medical (17% of segment's net sales)*—Our products are used in imaging, diagnostic, surgical, and minimally invasive interventional applications. We specialize in the design and manufacture of advanced surgical, imaging, and interventional device solutions. Key markets served include cardiovascular, peripheral vascular, structural heart, endoscopy, electrophysiology, and neurovascular therapies.

The Industrial Solutions segment competes primarily against Amphenol, Hubbell, Carlisle Companies, Integer Holdings, Esterline, Molex, and Omron.

Communications Solutions

The Communications Solutions segment is a leading supplier of electronic components for the data and devices and the appliances markets. The primary products sold by the Communications Solutions segment include terminals and connector systems and components, antennas, heat shrink tubing, and relays. The Communications Solutions segment's products are used in the following end markets:

- *Data and devices (61% of segment's net sales)*—We deliver products and solutions that are used in a variety of equipment architectures within the networking equipment, data center equipment, and wireless infrastructure industries. Additionally, we deliver a range of connectivity solutions for the Internet of Things, smartphones, tablet computers, notebooks, virtual reality, and artificial intelligence applications to help our customers meet their current challenges and future innovations.

- *Appliances (39% of segment's net sales)*—We provide solutions to meet the daily demands of home appliances. Our products are used in many household appliances, including washers, dryers, refrigerators, air conditioners, dishwashers, cooking appliances, water heaters, air purifiers, floor care devices, and microwaves. Our expansive range of standard products is supplemented by an array of custom-designed solutions.

The Communications Solutions segment's major competitors include Amphenol, Molex, JST, and Korea Electric Terminal (KET).

Customers

As an industry leader, we have established close working relationships with many of our customers. These relationships allow us to better anticipate and respond to customer needs when designing new products and new technical solutions. By working with our customers in developing new products and technologies, we believe we can identify and act on trends and leverage knowledge about next-generation technology across our products.

Our approach to our customers is driven by our dedication to further develop our product families and ensure that we are globally positioned to best provide our customers with sales and engineering support. We believe that as electronic component technologies continue to proliferate, our broad product portfolio and engineering capability give us a potential competitive advantage when addressing the needs of our global customers.

We manufacture and sell a broad portfolio of products to customers in various industries. Our customers include many of the leaders in their respective industries, and our relationships with them typically date back many years. We believe that our diversified customer base provides us an opportunity to leverage our skills and experience across markets and reduce our exposure to individual end markets, thereby reducing the variability of our financial performance. Additionally, we believe that the diversity of our customer base reduces the level of cyclicality in our results and distinguishes us from our competitors.

No single customer accounted for a significant amount of our net sales in fiscal 2023, 2022, or 2021.

Sales and Distribution

We maintain a strong local presence in each of the geographic regions in which we operate. Our net sales by geographic region[1] as a percentage of our total net sales were as follows:

	Fiscal		
	2023	2022	2021
Europe/Middle East/Africa ("EMEA")	39 %	35 %	37 %
Asia–Pacific	32	35	36
Americas	29	30	27
Total	100 %	100 %	100 %

(1)   Net sales to external customers are attributed to individual countries based on the legal entity that records the sale.

We sell our products into approximately 140 countries primarily through direct selling efforts to manufacturers. In fiscal 2023, our direct sales represented approximately 80% of total net sales. We also sell our products indirectly via third-party distributors.

We maintain distribution centers around the world. Products are generally delivered to the distribution centers by our manufacturing facilities and then subsequently delivered to the customer. In some instances, however, products are delivered directly from our manufacturing facility to the customer. Our global coverage positions us near our customers' locations and allows us to assist them in consolidating their supply base and lowering their production costs. We contract with a wide range of transport providers to deliver our products globally via road, rail, sea, and air. We believe our balanced sales distribution lowers our exposure to any particular geography and improves our financial profile.

Seasonality and Backlog

Typically, we experience a slight seasonal pattern to our business. Overall, the third and fourth fiscal quarters are usually the strongest quarters of our fiscal year, whereas the first fiscal quarter is negatively affected by holidays and the second fiscal quarter may be affected by adverse winter weather conditions in some of our markets.

Certain of our end markets experience some seasonality. Our sales in the automotive market are dependent upon global automotive production, and seasonal declines in European production may negatively impact net sales in the fourth fiscal quarter. Also, our sales in the energy market typically increase in the third and fourth fiscal quarters as customer activity increases.

Customer orders and demand may fluctuate as a result of economic and market conditions, including supply chain disruptions and inflationary cost pressures. Backlog by reportable segment was as follows:

	Fiscal Year End	
	2023	2022
	(in millions)	
Transportation Solutions	$ 2,981	$ 3,179
Industrial Solutions	2,448	2,432
Communications Solutions	617	885
Total	$ 6,046	$ 6,496

We expect that the majority of our backlog at fiscal year end 2023 will be filled during fiscal 2024. Backlog is not necessarily indicative of future net sales as unfilled orders may be cancelled prior to shipment of goods.

Competition

The industries in which we operate are highly competitive, and we compete with thousands of companies that range from large multinational corporations to local manufacturers. Competition is generally based on breadth of product offering, product innovation, price, quality, delivery, and service. We have experienced, and expect to continue to experience, downward pressure on prices. However, as a result of increased costs, certain of our businesses implemented price increases in fiscal 2023 and 2022.

Raw Materials

We use a wide variety of raw materials in the manufacture of our products. The principal raw materials that we use include plastic resins for molding; precious metals such as gold, silver, and palladium for plating; and other metals such as copper, aluminum, brass, and steel for manufacturing cable, contacts, and other parts that are used for cable and component bodies and inserts. Many of these raw materials are produced in a limited number of countries around the world or are only available from a limited number of suppliers. The prices of these materials are driven by global supply and demand. In recent years, raw material prices and availability have been affected by worldwide economic conditions, including supply chain disruptions and inflationary cost pressures.

Intellectual Property

Patents and other proprietary rights are important to our business. We also rely upon trade secrets, manufacturing know-how, continuing technological innovations, and licensing opportunities to maintain and improve our competitive position. We review third-party proprietary rights, including patents and patent applications, as available, in an effort to develop an effective intellectual property strategy, avoid infringement of third-party proprietary rights, identify licensing opportunities, and monitor the intellectual property claims of others.

We own a large portfolio of patents that relate principally to electrical, optical, and electronic products. We also own a portfolio of trademarks and are a licensee of various patents and trademarks. Patents for individual products extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. Trademark rights may potentially extend for longer periods of time and are dependent upon national laws and use of the trademarks.

While we consider our patents and trademarks to be valued assets, we do not believe that our competitive position or our operations are dependent upon or would be materially impacted by any single patent or group of related patents.

Human Capital Management

We have employees located throughout the world. As of fiscal year end 2023, we employed approximately 90,000 people worldwide, including contract employees. Approximately 38,000 were in the EMEA region, 25,000 were in the Asia–Pacific region, and 27,000 were in the Americas region. Of our total employees, approximately 54,000 were employed in manufacturing. Our strong employee base, along with their commitment to uncompromising values, provides the foundation of our company's success.

Our core values—integrity, accountability, inclusion, teamwork, and innovation—govern us. They guide our decisions and our actions, both individually and as an organization. Additionally, our employees are responsible for upholding our purpose—to create a safer, sustainable, productive, and connected future. We track and report internally on key talent metrics including workforce demographics, critical role pipeline data, diversity data, and engagement and inclusion indices. We aspire to have 30% of leadership roles filled by women by fiscal 2026 and are committed to increasing the total number of women across all levels of the organization. As part of its charter, the management development and compensation committee of our board of directors oversees our policies and practices related to the management of human capital resources including talent management, culture, diversity, and inclusion.

We embrace diversity and inclusion. A truly innovative workforce needs to be diverse and leverage the skills and perspectives of a wealth of backgrounds and experiences. We are committed to a work environment where all employees are engaged, feel differences are valued and mutually-respected, and believe that all opinions count. To drive our business outcomes globally, we believe we must build a workforce and supplier network that represents our global markets and the customers we serve. As such, our people reflect our customers and markets. Our employees are in over 50 countries representing approximately 135 nationalities, and our total employee population is over 40% women. Our employee resource groups ("ERGs") are company-sponsored, voluntary, employee-led groups that focus on diverse talent segments or shared experiences of employees. These groups apply those perspectives to create value for our company as a whole. The ERGs provide a space where employees can foster connections and develop in a supportive environment. As of fiscal year end 2023, we had eight ERGs—ALIGN (lesbian, gay, bisexual, transgender, and queer employees (LGBTQ+) and their allies), Women in Networking, TE Young Professionals, African Heritage, Asian Heritage, Latin Heritage, THRIVE (employees with mental, emotional, and physical disabilities and their allies), and TE Veterans. Our ERGs have a total of approximately 9,500 members.

During fiscal 2023, we conducted our fourth annual employee engagement survey, which was a fully digital, enterprise-wide survey available in 20 languages and focused on measuring engagement, inclusion, and leadership effectiveness. We had a participation rate of over 85% in fiscal 2023. Our inclusion and leadership effectiveness scores were consistent with fiscal 2022 results; however, our engagement score decreased slightly. Our engagement and inclusion scores were once again favorable when compared to Glint Inc.'s external global manufacturing benchmark. By fiscal 2025, we aspire to be in the top tier of this benchmark on engagement and inclusion.

We continue to emphasize employee development and training to support engagement and retention. To empower employees to unleash their potential, we provide a range of development programs and opportunities, skills, and resources they need to be successful. Our LEARN@TE platform supplements our talent development strategies. It is an online portal that enables employees to access instructor-led classroom or virtual courses and self-directed web-based courses. Strategy, execution, and talent ("SET") leadership expectations, which focus on how we drive strategy, effectively execute, and build talent, have been rolled out to all employees and are embedded in all of our leadership programs. We integrate these behavioral expectations into the way we assess and select talent, manage performance, and develop and reward our people.

We are committed to identifying and developing our next generation of leaders. We have a robust talent and succession planning process and have established specialized programs to support the development of our talent pipeline for critical roles in general management, engineering, and operations, as well as the diversity of our talent. We are focused on both the recruitment of diverse candidates and the development of our diverse employees to provide the opportunity to advance their careers and move into leadership positions within the company. On an annual basis, we conduct an organization and leadership review process with our chief executive officer and all segment, business unit, and function leaders focusing on our high-performing and high-potential talent, diverse talent, and the succession for our most critical roles. Also, our board of directors reviews and assesses management development plans for senior executives and the succession plans relating to those positions.

We are committed to the safety, health, well-being, and human rights of our employees. We continuously evaluate opportunities to raise safety and health standards through our environmental, health, and safety team. Compliance audits and internal processes are in place to stay ahead of workplace hazards, and we aim to reduce our Occupational Safety and Health Administration ("OSHA") total recordable incident rate—a rate equivalent to the number of incidents per 100 employees or 200,000 work hours—to 0.12 by fiscal 2025. We remain focused on the protection of global human rights and have instituted several policies to guide us including our global human rights policy and our human trafficking and modern slavery policy. During fiscal 2023, we undertook a human rights risk assessment to identify areas of strength and risk for our operations and value chain, and we have developed a roadmap to strengthen our human rights approach. We apply high standards of human rights and require that our suppliers do the same.

We believe our management team has the experience necessary to effectively execute our strategy and advance our product and technology leadership. Our chief executive officer and segment leaders average over 25 years of industry experience. They are supported by an experienced and talented management team who is dedicated to maintaining and expanding our position as a global leader in the industry. For discussion of the risks relating to the attraction and retention of management and executive management employees, see "Part 1. Item 1A. Risk Factors" of our Annual Report on Form 10-K for the fiscal year ended September 29, 2023 filed with the SEC.

Government Regulation and Supervision

The import and export of products are subject to regulation by the various jurisdictions where we conduct business. A small portion of our products, including defense-related products, may require governmental import and export licenses, whose issuance may be influenced by geopolitical and other events. We have a trade compliance organization and other systems in place to apply for licenses and otherwise comply with such regulations. Any failure to maintain compliance with domestic and foreign trade regulation could limit our ability to import and export raw materials and finished goods into or from the relevant jurisdiction.

See Note 12 to the Consolidated Financial Statements for additional information regarding trade compliance matters. Also, see "Part I. Item 1A. Risk Factors" of our Annual Report on Form 10-K for the fiscal year ended September 29, 2023 filed with the SEC for discussion of the risks and uncertainties associated with trade regulations.

Environmental

Our operations are subject to numerous environmental, health, and safety laws and regulations, including those regulating the discharge of materials into the environment, greenhouse gas ("GHG") emissions, hazardous materials in products, and chemical usage. We are committed to complying with these laws and to the protection of our employees and the environment. We maintain a global environmental, health, and safety program that includes appropriate policies and standards; staff dedicated to environmental, health, and safety issues; periodic compliance auditing; training; and other measures. We also have a program for compliance with the European Union ("EU") Restriction of Hazardous Substances ("RoHS") and Waste Electrical and Electronic Equipment ("WEEE") Directives; the China Administrative Measures for the Restriction of Hazardous Substances in Electrical and Electronic Products ("China RoHS") regulation; the EU Registration, Evaluation, Authorization, and Restriction of Chemicals ("REACH") regulation; and similar laws.

Compliance with these laws has increased our costs of doing business in a variety of ways and may continue to do so in the future. For example, laws regarding product content and chemical registration require extensive and costly data collection, management, and reporting, and laws regulating GHG emissions may increase our costs for energy and certain materials and products. We also have projects underway at a number of current and former manufacturing sites to investigate and remediate environmental contamination resulting from past operations. Based upon our experience, available information, and applicable laws, as of fiscal year end 2023, we concluded that we would incur investigation and remediation costs at these sites in the reasonably possible range of $17 million to $45 million, and we accrued $20 million as the probable loss, which was the best estimate within this range. We do not anticipate any material capital expenditures during fiscal 2024 for environmental control facilities or other costs of compliance with laws or regulations relating to GHG emissions.

Sustainability

We look to build on our strong foundation of environmental sustainability in our operations. Our One Connected World strategy guides how we balance investor and customer expectations and drive improved environmental sustainability.

Our sustainability initiatives began several years ago and have continued to evolve. From fiscal 2020 to 2023, we achieved more than a 20% reduction in energy use intensity, more than a 15% reduction in total water withdrawal, and more than a 60% reduction in absolute GHG emissions for Scopes 1 and 2. We have challenged ourselves to find new ways to continue to drive sustainability improvements. We have also committed to near-term, company-wide emissions reductions in line with climate science and Science Based Targets initiative ("SBTi") objectives. We have established a number of mid-term goals and long-term ambitions including the following:

	Baseline Fiscal Year	Targeted Fiscal Year of Achievement
70%+ reduction in absolute GHG emissions for Scopes 1 and 2	2020	2030
15% reduction in water withdrawals at target sites with extremely high and high water stress	2021	2025
15% reduction in hazardous waste disposed	2021	2025
80% renewable electricity use in our operations	n/a	2025

While sustainability is embedded in our operations, we are exploring opportunities with our direct suppliers and logistics service providers to strengthen the environmental sustainability of our supply chain. The majority of our GHG emissions are from the goods and services we use in our operations. In addition to improving the sustainability of our operations and working with our suppliers to reduce their GHG emissions, we help our customers produce smaller, lighter, and more energy-efficient products, reducing the environmental impact of the products our customers make through the life of their products. We support a safer, sustainable, productive, and connected future through the products that come out of our facilities.

Additional information regarding our sustainability initiatives and progress is available in our annual Corporate Responsibility Report and Task Force on Climate-Related Financial Disclosures ("TCFD") Report located on our website at *www.te.com* under the heading "Corporate Responsibility." The contents of our Corporate Responsibility Report and TCFD Report are not incorporated by reference in this Annual Report on Form 10-K.

Available Information

All periodic and current reports, registration filings, and other filings that we are required to file with the SEC, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act") are available free of charge through our internet website at *www.te.com*. Such documents are available as soon as reasonably practicable after electronic filing or furnishing of the material with the SEC. The information on our website is not incorporated by reference in this Annual Report on Form 10-K.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Holders

Our common shares are listed and traded on the NYSE under the symbol "TEL." As of November 8, 2023, there were 16,159 shareholders of record of our common shares.

Performance Graph

The following graph compares the cumulative total shareholder return on our common shares against the cumulative return on the S&P 500 Index and the Dow Jones U.S. Electrical Components and Equipment Index. The graph assumes the investment of $100 in our common shares and in each index at fiscal year end 2018 and assumes the reinvestment of all dividends and distributions. The graph shows the cumulative total return for the last five fiscal years. The comparisons in the graph are based upon historical data and are not indicative of, nor intended to forecast, future performance of our common shares.



	Fiscal Year End					
	2018[1]	2019	2020	2021	2022	2023
TE Connectivity Ltd.	$ 100.00	$ 107.73	$ 113.20	$ 173.60	$ 135.02	$ 153.89
S&P 500 Index	100.00	103.72	117.72	161.39	131.92	160.44
Dow Jones U.S. Electrical Components and Equipment Index	100.00	96.28	100.92	146.51	121.47	153.94

_____

(1) $100 invested on September 28, 2018 in TE Connectivity Ltd.'s common shares and in indexes. Indexes calculated on month-end basis.

Dividends

Future dividends on our common shares, if any, must be approved by our shareholders. In exercising their discretion to recommend to the shareholders that such dividends be approved, our board of directors will consider our results of operations, cash requirements and surplus, financial condition, statutory requirements of applicable law, contractual restrictions, and other factors that they may deem relevant.

Issuer Purchases of Equity Securities

The following table presents information about our purchases of our common shares during the quarter ended September 29, 2023:

Period	Total Number of Shares Purchased[1]	Average Price Paid Per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[2]
July 1–July 28, 2023	428,261	$ 142.15	428,200	$ 999,101,703
July 29–September 1, 2023	1,067,083	133.55	1,060,900	857,423,534
September 2–September 29, 2023	964,156	126.54	963,800	735,467,902
Total	2,459,500	132.30	2,452,900	

(1)   These columns include the following transactions which occurred during the quarter ended September 29, 2023:

    (i)   the acquisition of 6,600 common shares from individuals in order to satisfy tax withholding requirements in connection with the vesting of restricted share awards issued under equity compensation plans; and

    (ii)   open market purchases totaling 2,452,900 common shares, summarized on a trade-date basis, in conjunction with the share repurchase program announced in September 2007.

(2)   Our share repurchase program authorizes us to purchase a portion of our outstanding common shares from time to time through open market or private transactions, depending on business and market conditions. The share repurchase program does not have an expiration date.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the accompanying notes included elsewhere in this Annual Report. The following discussion may contain forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those factors discussed below and elsewhere in this Annual Report, particularly in "Forward-Looking Information" and in "Part I. Item 1A. Risk Factors" of our Annual Report on Form 10-K for the fiscal year ended September 29, 2023 with the SEC.

Our Consolidated Financial Statements have been prepared in U.S. dollars, in accordance with accounting principles generally accepted in the U.S. ("GAAP").

Discussion of our financial condition and results of operations for fiscal 2023 compared to fiscal 2022 is presented below. Discussion of our financial condition and results of operations for fiscal 2022 compared to fiscal 2021 can be found in "Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended September 30, 2022.

The following discussion includes organic net sales growth which is a non-GAAP financial measure. See "Non-GAAP Financial Measure" for additional information regarding this measure.


Overview


We are a global industrial technology leader creating a safer, sustainable, productive, and connected future. Our broad range of connectivity and sensor solutions, proven in the harshest environments, enable advancements in transportation, industrial applications, medical technology, energy, data communications, and the home.

Summary of Fiscal 2023 Performance

- Our fiscal 2023 net sales decreased 1.5% from fiscal 2022 levels due to sales declines in the Communications Solutions segment, partially offset by sales increases in the Transportation Solutions segment and, to a lesser degree, the Industrial Solutions segment. On an organic basis, our net sales increased 1.0% in fiscal 2023 as compared to fiscal 2022. Fiscal 2022 included an additional week which contributed $306 million in net sales.

- Our net sales by segment were as follows:

    - *Transportation Solutions*—Our net sales increased 4.0% due primarily to sales increases in the automotive end market.

    - *Industrial Solutions*—Our net sales increased 1.4% as a result of sales increases in the aerospace, defense, and marine, the energy, and the medical end markets, partially offset by declines in the industrial equipment end market.

    - *Communications Solutions*—Our net sales decreased 26.3% due to sales declines in both the data and devices and the appliances end markets.

- During fiscal 2023, our shareholders approved a dividend payment to shareholders of $2.36 per share, payable in four equal quarterly installments of $0.59 beginning in the third quarter of fiscal 2023 and ending in the second quarter of fiscal 2024.

- Net cash provided by operating activities was $3,132 million in fiscal 2023.

Economic Conditions

Our business and operating results have been and will continue to be affected by worldwide economic conditions. The global economy has been impacted in recent years by supply chain disruptions and inflationary cost pressures as well as the military conflict between Russia and Ukraine and the COVID-19 pandemic. We are monitoring the current environment and its potential effects on our customers and the end markets we serve.

We have experienced inflationary cost pressures including increased costs for transportation, energy, and raw materials. However, we have been able to mitigate increased costs and supply chain disruptions through price increases or productivity. We have implemented select price increases for certain products. Also, we have taken and continue to focus on actions to manage costs, including restructuring and other cost reduction initiatives such as reducing discretionary spending and travel. Additionally, we are managing our capital resources and monitoring capital availability to ensure that we have sufficient resources to fund our future capital needs. See further discussion in "Liquidity and Capital Resources."

We continue to monitor the military conflict between Russia and Ukraine, escalating tensions in surrounding countries, and associated sanctions. We sold our business operations in Russia, and our operations in Ukraine have been reduced. Neither Russia nor Ukraine represents a material portion of our business, and the military conflict did not have a significant impact on our business, financial condition, or results of operations during fiscal 2023 and 2022.

The COVID-19 pandemic had a global impact and resulted in business slowdowns or shutdowns, including systemic disruptions of global supply chains. While the pandemic impacted certain aspects of our business, the extent to which the pandemic will continue to impact our business and the markets we serve will depend on future developments which may include the resurgence of the spread of the virus and variant strains of the virus as well as the success of public health advancements. Certain of our operations in China were impacted in early fiscal 2023 and were shut down for a period of time in fiscal 2022; however, we do not expect the pandemic to have a significant impact on our businesses globally in the near term.

Outlook

In the first quarter of fiscal 2024, we expect our net sales to be approximately $3.85 billion as compared to $3.84 billion in the first quarter of fiscal 2023. Net sales increases in the Transportation Solutions and Industrial Solutions segments are expected to be largely offset by sales declines in the Communications Solutions segment. We expect diluted earnings per share from continuing operations to be approximately $1.59 per share in the first quarter of fiscal 2024. This outlook reflects the impact of foreign currency exchange rates which is a positive impact of approximately $17 million on net sales and a negative impact of approximately $0.02 per share on earnings per share in the first quarter of fiscal 2024 as compared to the same period of fiscal 2023. Also, this outlook is based on foreign currency exchange rates and commodity prices that are consistent with current levels.

Acquisitions

During fiscal 2023, we acquired one business for a cash purchase price of $110 million, net of cash acquired. The acquisition was reported as part of our Industrial Solutions segment from the date of acquisition.

We acquired three businesses for a combined cash purchase price of $245 million, net of cash acquired, during fiscal 2022. The acquisitions were reported as part of our Communications Solutions segment from the date of acquisition.

See Note 4 to the Consolidated Financial Statements for additional information regarding acquisitions.

Pending Acquisition

In August 2023, we entered into a definitive agreement under which we agreed to launch a public tender offer to acquire all outstanding shares of Schaffner Holding AG ("Schaffner"), a leader in electromagnetic solutions based in Switzerland, for CHF 505.00 per share in cash for a fair value of approximately CHF 320 million (equivalent to approximately $350 million). The tender offer commenced in September 2023. As of November 10, 2023, the completion of the initial offer period, the offer has been accepted for approximately 89% of Schaffner's outstanding shares. The offer is subject to customary closing conditions, including regulatory approvals, and is expected to be settled in the first quarter of fiscal 2024.

Divestitures

During fiscal 2023, we sold three businesses for net cash proceeds of $48 million. In connection with the divestitures, we recorded pre-tax impairment charges and a net pre-tax loss on sales, which totaled to a net charge of $9 million. The businesses sold were reported in our Industrial Solutions segment. Additionally, during fiscal 2023, we recorded a pre-tax impairment charge of $68 million in connection with a held for sale business in our Transportation Solutions segment. See Note 3 to the Consolidated Financial Statements for additional information regarding divestitures.


Results of Operations


Net Sales

The following table presents our net sales and the percentage of total net sales by segment:

	Fiscal			
	2023		**2022**	
	($ in millions)			
Transportation Solutions	$ 9,588	60 %	$ 9,219	56 %
Industrial Solutions	4,551	28	4,490	28
Communications Solutions	1,895	12	2,572	16
Total	$ 16,034	100 %	$ 16,281	100 %

The following table provides an analysis of the change in our net sales by segment:

| | Change in Net Sales for Fiscal 2023 versus Fiscal 2022 | | | | | |
| | Net Sales Growth (Decline) | | Organic Net Sales Growth (Decline) | | Translation | Acquisitions (Divestiture) |
			($ in millions)			
Transportation Solutions	$ 369	4.0 %	$ 665	7.2 %	$ (296)	$ —
Industrial Solutions	61	1.4	153	3.4	(78)	(14)
Communications Solutions	(677)	(26.3)	(648)	(25.2)	(48)	19
Total	$ (247)	(1.5)%	$ 170	1.0 %	$ (422)	$ 5

Net sales decreased $247 million, or 1.5%, in fiscal 2023 as compared to fiscal 2022. The decrease in net sales resulted primarily from the negative impact of foreign currency translation of 2.6% due to the weakening of certain foreign currencies, partially offset by organic net sales growth of 1.0%. In fiscal 2023, pricing actions positively affected organic net sales by $607 million. Fiscal 2022 included an additional week which contributed $306 million in net sales. The impact of the additional week was estimated using an average sales figure for the fourth quarter of the fiscal year. See further discussion of net sales below under "Segment Results."

Net Sales by Geographic Region. Our business operates in three geographic regions—EMEA, Asia–Pacific, and the Americas—and our results of operations are influenced by changes in foreign currency exchange rates. Increases or decreases in the value of the U.S. dollar, compared to other currencies, will directly affect our reported results as we translate those currencies into U.S. dollars at the end of each fiscal period. We sell our products into approximately 140 countries, and approximately 60% of our net sales were invoiced in currencies other than the U.S. dollar in fiscal 2023. The percentage of net sales in fiscal 2023 by major currencies invoiced was as follows:

Currencies	Percentage
U.S. dollar	41 %
Euro	32
Chinese renminbi	16
Japanese yen	5
All others	6
Total	100 %

The following table presents our net sales and the percentage of total net sales by geographic region:

| | Fiscal | | | |
| | 2023 | | 2022 | |
	($ in millions)			
EMEA	$ 6,208	39 %	$ 5,707	35 %
Asia–Pacific	5,156	32	5,771	35
Americas	4,670	29	4,803	30
Total	$ 16,034	100 %	$ 16,281	100 %

The following table provides an analysis of the change in our net sales by geographic region:

| | Change in Net Sales for Fiscal 2023 versus Fiscal 2022 | | | | | |
| | Net Sales Growth (Decline) | | Organic Net Sales Growth (Decline) | | Translation | Acquisitions (Divestiture) |
			($ in millions)			
EMEA	$ 501	8.8 %	$ 567	9.9 %	$ (91)	$ 25
Asia–Pacific	(615)	(10.7)	(288)	(5.0)	(327)	—
Americas	(133)	(2.8)	(109)	(2.3)	(4)	(20)
Total	$ (247)	(1.5)%	$ 170	1.0 %	$ (422)	$ 5

Cost of Sales and Gross Margin

The following table presents cost of sales and gross margin information:

| | Fiscal | | |
| | 2023 | 2022 | Change |
		($ in millions)	
Cost of sales	$ 10,979	$ 11,037 [(1)]	$ (58)
As a percentage of net sales	68.5 %	67.8 %	
Gross margin	$ 5,055	$ 5,244 [(1)]	$ (189)
As a percentage of net sales	31.5 %	32.2 %	

(1)   Fiscal 2022 included an additional week.

In fiscal 2023, gross margin decreased $189 million as compared to fiscal 2022 due primarily to higher material and operating costs, lower volume, and the negative impact of foreign currency translation, partially offset by the positive impact of pricing actions.

We use a wide variety of raw materials in the manufacture of our products, and cost of sales and gross margin are subject to variability in raw material prices. In recent years, raw material prices and availability have been affected by worldwide economic conditions, including supply chain disruptions and inflationary cost pressures. As a result, we have experienced shortages and price increases in some of our input materials—including certain metals—however, we have been able to initiate pricing actions to offset these impacts. The following table presents the average prices incurred related to copper, gold, silver, and palladium:

| | | Fiscal | |
	Measure	2023	2022
Copper	Lb.	$ 4.09	$ 4.08
Gold	Troy oz.	1,860	1,828
Silver	Troy oz.	23.33	24.23
Palladium	Troy oz.	2,162	2,337

In fiscal 2023, we purchased approximately 181 million pounds of copper, 112,000 troy ounces of gold, 2.4 million troy ounces of silver, and 7,000 troy ounces of palladium. We expect to purchase approximately 180 million pounds of copper, 110,000 troy ounces of gold, 2.0 million troy ounces of silver, and 12,000 troy ounces of palladium in fiscal 2024.

Operating Expenses

The following table presents operating expense information:

| | Fiscal | | |
| | 2023 | 2022 | Change |
		($ in millions)	
Selling, general, and administrative expenses	$ 1,670	$ 1,584 [(1)]	$ 86
As a percentage of net sales	10.4 %	9.7 %	
Restructuring and other charges, net	$ 340	$ 141	$ 199

(1)   Fiscal 2022 included an additional week.

Selling, General, and Administrative Expenses. In fiscal 2023, selling, general, and administrative expenses increased $86 million as compared to fiscal 2022 due primarily to gains on the sale of real estate in fiscal 2022 and the impact of cost inflation, partially offset by savings attributable to restructuring actions and the positive impact of foreign currency translation.

Restructuring and Other Charges, Net. We are committed to continuous productivity improvements, and we evaluate opportunities to simplify our global manufacturing footprint, migrate facilities to lower-cost regions, reduce fixed costs, and eliminate excess capacity. These initiatives are designed to help us maintain our competitiveness in the industry, improve our operating leverage, and position us for future growth.

During fiscal 2023 and 2022, we initiated restructuring programs associated with cost structure improvements across all segments. We incurred net restructuring charges of $260 million in fiscal 2023 and net restructuring and related charges of $153 million, of which $16 million was recorded in cost of sales, in fiscal 2022. Annualized cost savings related to actions initiated in fiscal 2023 are expected to be approximately $200 million and are expected to be fully realized by the end of fiscal 2026. Cost savings will be reflected primarily in cost of sales and selling, general, and administrative expenses. For fiscal 2024, we expect total restructuring charges to be approximately $100 million and total spending, which will be funded with cash from operations, to be approximately $175 million.

During fiscal 2023 and 2022, we recorded net charges of $77 million and $4 million, respectively, related to pre-tax impairment of held for sale businesses and loss (gain) on divestitures.

See Note 3 to the Consolidated Financial Statements for additional information regarding net restructuring and other charges.

Operating Income

The following table presents operating income and operating margin information:

	Fiscal		Change
	2023	2022	
		($ in millions)	
Operating income	$ 2,304	$ 2,756 [(1)]	$ (452)
Operating margin	14.4 %	16.9 %	

(1) Fiscal 2022 included an additional week.

Operating income included the following:

	Fiscal	
	2023	2022
	(in millions)	
Acquisition-related charges:		
Acquisition and integration costs	$ 33	$ 45
Charges associated with the amortization of acquisition-related fair value adjustments	—	8
	33	53
Restructuring and other charges, net	340	141
Restructuring-related charges recorded in cost of sales	—	16
Total	$ 373	$ 210

See discussion of operating income below under "Segment Results."

Non-Operating Items

The following table presents select non-operating information:

	Fiscal		Change
	2023	2022	
		($ in millions)	
Interest income	$ 60	$ 15	$ 45
Interest expense	80	66	14
Other income (expense), net	(16)	28	(44)
Income tax expense	364	306	58
Effective tax rate	16.0 %	11.2 %	

Interest Income and Expense. Interest income increased $45 million in fiscal 2023 from fiscal 2022 due to higher interest rates as well as an increase in our cash balances held and invested. In fiscal 2023, interest expense increased $14 million as compared to fiscal 2022 primarily as a result of a higher average cost of debt due to rising interest rates, partially offset by the expansion of our cross-currency swap program that hedges our net investment in certain foreign operations. The aggregate notional value of the contracts under this program was $3,806 million at fiscal year end 2023. Under the terms of these contracts, we receive interest in U.S. dollars at a weighted-average rate of 1.6% per annum and pay no interest. See Note 13 to the Consolidated Financial Statements for additional information regarding our cross-currency swap program.

Other Income (Expense). We recorded net periodic pension benefit cost of $16 million and credit of $25 million in net other income (expense) in fiscal 2023 and 2022, respectively. See Note 14 to the Consolidated Financial Statements for additional information regarding our retirement plans. Also, in fiscal 2022, we recorded other income of $11 million related to an indemnification receivable associated with an income tax audit. See Note 15 to the Consolidated Financial Statements for further information regarding income taxes.

Income Taxes. See Note 15 to the Consolidated Financial Statements for discussion of items impacting income tax expense and the effective tax rate.

The Organisation for Economic Co-operation and Development ("OECD") and participating countries continue to work toward the enactment of a 15% global minimum corporate tax. Member states have begun to enact the rules. Swiss Parliament recently approved a constitutional amendment to implement the rules, and the amendment was approved by public vote in June 2023. We anticipate that the Swiss global minimum tax will be effective as of January 1, 2024. The global minimum tax is a significant structural change to the international taxation framework, which is expected to affect us beginning in fiscal 2025. Although global enactment has begun, the OECD and participating countries continue to work on defining the underlying rules and administrative procedures. We are currently monitoring these developments and evaluating the impact, which could be material to our results of operations, cash taxes, and worldwide corporate effective tax rate.

The valuation allowance for deferred tax assets was $7,416 million and $7,112 million at fiscal year end 2023 and 2022, respectively. See Note 15 to the Consolidated Financial Statements for further information regarding the valuation allowance for deferred tax assets.

As of fiscal year end 2023, certain subsidiaries had approximately $38.0 billion of cumulative undistributed earnings that have been retained indefinitely and reinvested in our global manufacturing operations, including working capital; property, plant, and equipment; intangible assets; and research and development activities. See Note 15 to the Consolidated Financial Statements for additional information regarding undistributed earnings.

**Segment Results**

Effective for fiscal 2023, we realigned certain product lines from the Industrial Solutions segment to the Communications Solutions segment. Prior period segment results have been restated to conform to the current segment reporting structure. See Note 20 to the Consolidated Financial Statements for additional information regarding our segments.

Transportation Solutions

Net Sales. The following table presents the Transportation Solutions segment's net sales and the percentage of total net sales by industry end market[1]:

	Fiscal			
	2023		2022	
	($ in millions)			
Automotive	$ 6,951	72 %	$ 6,527	71 %
Commercial transportation	1,525	16	1,582	17
Sensors	1,112	12	1,110	12
Total	$ 9,588	100 %	$ 9,219	100 %

(1) Industry end market information is presented consistently with our internal management reporting and may be revised periodically as management deems necessary.

The following table provides an analysis of the change in the Transportation Solutions segment's net sales by industry end market:

	Change in Net Sales for Fiscal 2023 versus Fiscal 2022				
	Net Sales Growth (Decline)		Organic Net Sales Growth (Decline)		Translation
	($ in millions)				
Automotive	$ 424	6.5 %	$ 662	10.2 %	$ (238)
Commercial transportation	(57)	(3.6)	(17)	(1.1)	(40)
Sensors	2	0.2	20	1.8	(18)
Total	$ 369	4.0 %	$ 665	7.2 %	$ (296)

Net sales in the Transportation Solutions segment increased $369 million, or 4.0%, in fiscal 2023 from fiscal 2022 as a result of organic net sales growth of 7.2%, partially offset by the negative impact of foreign currency translation of 3.2%. In fiscal 2023, pricing actions positively affected organic net sales by $375 million. Fiscal 2022 included an additional week which contributed $180 million in net sales. Our organic net sales by industry end market were as follows:

- *Automotive*—Our organic net sales increased 10.2% in fiscal 2023 with increases of 13.5% in the EMEA region, 11.9% in the Americas region, and 6.5% in the Asia–Pacific region. Our organic net sales growth across all regions resulted from global vehicle production growth as well as increased content per vehicle.

- *Commercial transportation*—Our organic net sales decreased 1.1% in fiscal 2023 due to declines in the Asia–Pacific and Americas regions, partially offset by growth in the EMEA region.

- *Sensors*—Our organic net sales increased 1.8% in fiscal 2023 due to growth in transportation applications, partially offset by declines in industrial applications.

Operating Income. The following table presents the Transportation Solutions segment's operating income and operating margin information:

	Fiscal		
	2023	2022	Change
	($ in millions)		
Operating income	$ 1,451	$ 1,534 [1]	$ (83)
Operating margin	15.1 %	16.6 %	

(1) Fiscal 2022 included an additional week.

Operating income in the Transportation Solutions segment decreased $83 million in fiscal 2023 as compared to fiscal 2022. Excluding the items below, operating income increased in fiscal 2023 primarily as a result of the positive impact of pricing actions, partially offset by higher material and operating costs and the negative impact of foreign currency translation.

	Fiscal	
	2023	2022
	(in millions)	
Acquisition and integration costs	$ 3	$ 16
Restructuring and other charges, net	211	68
Total	$ 214	$ 84

Industrial Solutions

Net Sales. The following table presents the Industrial Solutions segment's net sales and the percentage of total net sales by industry end market[1]:

	Fiscal			
	2023		2022	
	($ in millions)			
Industrial equipment	$ 1,706	38 %	$ 1,904	43 %
Aerospace, defense, and marine	1,178	26	1,087	24
Energy	883	19	804	18
Medical	784	17	695	15
Total	$ 4,551	100 %	$ 4,490	100 %

(1)   Industry end market information is presented consistently with our internal management reporting and may be revised periodically as management deems necessary.

The following table provides an analysis of the change in the Industrial Solutions segment's net sales by industry end market:

	Change in Net Sales for Fiscal 2023 versus Fiscal 2022					
	Net Sales Growth (Decline)		Organic Net Sales Growth (Decline)		Translation	Acquisition (Divestiture)
	($ in millions)					
Industrial equipment	$ (198)	(10.4)%	$ (154)	(8.1)%	$ (44)	$ —
Aerospace, defense, and marine	91	8.4	139	12.8	(10)	(38)
Energy	79	9.8	77	9.6	(22)	24
Medical	89	12.8	91	13.1	(2)	—
Total	$ 61	1.4 %	$ 153	3.4 %	$ (78)	$ (14)

In the Industrial Solutions segment, net sales increased $61 million, or 1.4%, in fiscal 2023 from fiscal 2022 due primarily to organic net sales growth of 3.4%, partially offset by the negative impact of foreign currency translation of 1.7%. In fiscal 2023, pricing actions positively affected organic net sales by $242 million. Fiscal 2022 included an additional week which contributed $84 million in net sales. Our organic net sales by industry end market were as follows:

- *Industrial equipment*—Our organic net sales decreased 8.1% in fiscal 2023 as a result of declines across all regions with reduced demand resulting from inventory corrections in the supply chain.

- *Aerospace, defense, and marine*—Our organic net sales increased 12.8% in fiscal 2023 due primarily to growth in the defense market and, to a lesser degree, the commercial aerospace market.

- *Energy*—Our organic net sales increased 9.6% in fiscal 2023 due to growth across all regions and strength in renewable energy applications.

- *Medical*—Our organic net sales increased 13.1% in fiscal 2023 primarily as a result of growth in interventional medical applications.

17

Operating Income. The following table presents the Industrial Solutions segment's operating income and operating margin information:

| | Fiscal | | |
	2023	2022	Change
	($ in millions)		
Operating income	$ 602	$ 607 [1]	$ (5)
Operating margin	13.2 %	13.5 %	

(1)   Fiscal 2022 included an additional week.

Operating income in the Industrial Solutions segment decreased $5 million in fiscal 2023 from fiscal 2022. Excluding the items below, operating income increased slightly in fiscal 2023 primarily as a result of the positive impact of pricing actions, partially offset by lower volume, the negative impact of foreign currency translation, and higher material and operating costs.

| | Fiscal | |
	2023	2022
	(in millions)	
Acquisition-related charges:		
Acquisition and integration costs	$ 27	$ 24
Charges associated with the amortization of acquisition-related fair value adjustments	—	8
	27	32
Restructuring and other charges, net	84	50
Restructuring-related charges recorded in cost of sales	—	16
Total	$ 111	$ 98

Communications Solutions

Net Sales. The following table presents the Communications Solutions segment's net sales and the percentage of total net sales by industry end market[1]:

| | Fiscal | | | |
	2023		2022	
	($ in millions)			
Data and devices	$ 1,162	61 %	$ 1,606	62 %
Appliances	733	39	966	38
Total	$ 1,895	100 %	$ 2,572	100 %

(1)   Industry end market information is presented consistently with our internal management reporting and may be revised periodically as management deems necessary.

The following table provides an analysis of the change in the Communications Solutions segment's net sales by industry end market:

| | Change in Net Sales for Fiscal 2023 versus Fiscal 2022 | | | | | |
	Net Sales Declines		Organic Net Sales Declines		Translation	Acquisitions
	($ in millions)					
Data and devices	$ (444)	(27.6)%	$ (437)	(27.2)%	$ (26)	$ 19
Appliances	(233)	(24.1)	(211)	(21.8)	(22)	—
Total	$ (677)	(26.3)%	$ (648)	(25.2)%	$ (48)	$ 19

Net sales in the Communications Solutions segment decreased $677 million, or 26.3%, in fiscal 2023 as compared to fiscal 2022 due primarily to organic net sales declines of 25.2%. Fiscal 2022 included an additional week which contributed $42 million in net sales. Our organic net sales by industry end market were as follows:

- *Data and devices*—Our organic net sales decreased 27.2% in fiscal 2023 due to reduced demand resulting from inventory corrections in the supply chain and market declines.

- *Appliances*—Our organic net sales decreased 21.8% in fiscal 2023 as a result of reduced demand resulting from inventory corrections in the supply chain and market declines across all regions, partially offset by share gains.

Operating Income. The following table presents the Communications Solutions segment's operating income and operating margin information:

	Fiscal 2023	Fiscal 2022	Change
	($ in millions)		
Operating income	$ 251	$ 615 [1]	$ (364)
Operating margin	13.2 %	23.9 %	

(1) Fiscal 2022 included an additional week.

In the Communications Solutions segment, operating income decreased $364 million in fiscal 2023 as compared to fiscal 2022. Excluding the items below, operating income decreased in fiscal 2023 due primarily to lower volume.

	Fiscal 2023	Fiscal 2022
	(in millions)	
Acquisition and integration costs	$ 3	$ 5
Restructuring and other charges, net	45	23
Total	$ 48	$ 28

Liquidity and Capital Resources

Our ability to fund our future capital needs will be affected by our ongoing ability to generate cash from operations and may be affected by our access to capital markets, money markets, or other sources of funding, as well as the capacity and terms of our financing arrangements. We believe that cash generated from operations and, to the extent necessary, these other sources of potential funding will be sufficient to meet our anticipated capital needs for the foreseeable future, including the pending acquisition of Schaffner and payment of $350 million of 3.45% senior notes due in August 2024. We may use excess cash to purchase a portion of our common shares pursuant to our authorized share repurchase program, to acquire strategic businesses or product lines, to pay dividends on our common shares, or to reduce our outstanding debt. The cost or availability of future funding may be impacted by financial market conditions. We will continue to monitor financial markets and respond as necessary to changing conditions. We believe that we have sufficient financial resources and liquidity which will enable us to meet our ongoing working capital and other cash flow needs.

As of fiscal year end 2023, our cash and cash equivalents were held in subsidiaries which are located in various countries throughout the world. Under current applicable laws, substantially all of these amounts can be repatriated to Tyco Electronics Group S.A. ("TEGSA"), our Luxembourg subsidiary, which is the obligor of substantially all of our debt, and to TE Connectivity Ltd., our Swiss parent company; however, the repatriation of these amounts could subject us to additional tax expense. We provide for tax liabilities on the Consolidated Financial Statements with respect to amounts that we expect to repatriate; however, no tax liabilities are recorded for amounts that we consider to be retained indefinitely and reinvested in our global manufacturing operations. As of fiscal year end 2023, we had approximately $2.6 billion of cash, cash equivalents, and intercompany deposits, principally in our subsidiaries, that we have the ability to distribute to TEGSA and TE Connectivity Ltd. but we consider to be permanently reinvested. We estimate that an immaterial amount of tax expense would be recognized on the Consolidated Financial Statements if our intention to permanently reinvest these amounts were to change. Our current plans do not demonstrate a need to repatriate cash, cash equivalents, and intercompany deposits that are designated as permanently reinvested in order to fund our operations, including investing and financing activities.

Cash Flows from Operating Activities

Net cash provided by operating activities increased $664 million to $3,132 million in fiscal 2023 as compared to $2,468 million in fiscal 2022. The increase resulted primarily from the impact of changes in working capital levels, partially offset by lower pre-tax income. The amount of income taxes paid, net of refunds, during fiscal 2023 and 2022 was $425 million and $421 million, respectively.

Pension contributions were $71 million and $42 million in fiscal 2023 and 2022, respectively. We expect pension contributions to be $70 million in fiscal 2024, before consideration of any voluntary contributions. For additional information regarding pensions, see Note 14 to the Consolidated Financial Statements.

Cash Flows from Investing Activities

Capital expenditures were $732 million and $768 million in fiscal 2023 and 2022, respectively. We expect fiscal 2024 capital spending levels to be approximately 5% of net sales. We believe our capital funding levels are adequate to support new programs, and we continue to invest in our manufacturing infrastructure to further enhance productivity and manufacturing capabilities.

During fiscal 2023, we acquired one business for a cash purchase price of $110 million, net of cash acquired. We acquired three businesses for a combined cash purchase price of $245 million, net of cash acquired, during fiscal 2022. See Note 4 to the Consolidated Financial Statements for additional information regarding acquisitions.

During fiscal 2023, we received net cash proceeds of $48 million related to the sale of three businesses. We received net cash proceeds of $16 million related to the sale of two businesses during fiscal 2022. See Note 3 to the Consolidated Financial Statements for additional information regarding divestitures.

Cash Flows from Financing Activities and Capitalization

Total debt at fiscal year end 2023 and 2022 was $4,211 million and $4,206 million, respectively. See Note 10 to the Consolidated Financial Statements for additional information regarding debt.

During fiscal 2023, TEGSA, our wholly-owned subsidiary, issued $500 million aggregate principal amount of 4.50% senior notes due in February 2026. The notes are TEGSA's unsecured senior obligations and rank equally in right of payment with all existing and any future senior indebtedness of TEGSA and senior to any subordinated indebtedness that TEGSA may incur.

TEGSA has a five-year unsecured senior revolving credit facility ("Credit Facility") with a maturity date of June 2026 and total commitments of $1.5 billion. The Credit Facility contains provisions that allow for incremental commitments of up to $500 million, an option to temporarily increase the financial ratio covenant following a qualified acquisition, and borrowings in designated currencies. TEGSA had no borrowings under the Credit Facility at fiscal year end 2023 or 2022.

Borrowings under the Credit Facility bear interest at a rate per annum equal to, at the option of TEGSA, (1) the term secured overnight financing rate ("Term SOFR") (as defined in the Credit Facility), (2) an alternate base rate equal to the highest of (i) Bank of America, N.A.'s base rate, (ii) the federal funds effective rate plus $^1/_2$ of 1%, and (iii) the Term SOFR for a one-month interest period plus 1%, (3) an alternative currency daily rate, or (4) an alternative currency term rate, plus, in each case, an applicable margin based upon the senior, unsecured, long-term debt rating of TEGSA. TEGSA is required to pay an annual facility fee. Based on the applicable credit ratings of TEGSA, this fee ranges from 5.0 to 12.5 basis points of the lenders' commitments under the Credit Facility.

The Credit Facility contains a financial ratio covenant providing that if, as of the last day of each fiscal quarter, our ratio of Consolidated Total Debt to Consolidated EBITDA (as defined in the Credit Facility) for the then most recently concluded period of four consecutive fiscal quarters exceeds 3.75 to 1.0, an Event of Default (as defined in the Credit Facility) is triggered. The Credit Facility and our other debt agreements contain other customary covenants. None of our covenants are presently considered restrictive to our operations. As of fiscal year end 2023, we were in compliance with all of our debt covenants and believe that we will continue to be in compliance with our existing covenants for the foreseeable future.

Periodically, TEGSA issues commercial paper to U.S. institutional accredited investors and qualified institutional buyers in accordance with available exemptions from the registration requirements of the Securities Act of 1933 as part of our ongoing effort to maintain financial flexibility and to potentially decrease the cost of borrowings. Borrowings under the commercial paper program are backed by the Credit Facility. At fiscal year end 2023, TEGSA had $330 million of commercial paper outstanding at a weighted-average interest rate of 5.50%. TEGSA had $370 million of commercial paper outstanding at a weighted-average interest rate of 3.45% at fiscal year end 2022.

TEGSA's payment obligations under its senior notes, commercial paper, and Credit Facility are fully and unconditionally guaranteed on an unsecured basis by its parent, TE Connectivity Ltd.

Payments of common share dividends to shareholders were $725 million and $685 million in fiscal 2023 and 2022, respectively. See Note 17 to the Consolidated Financial Statements for additional information regarding dividends on our common shares.

In March 2023, our shareholders approved a dividend payment to shareholders of $2.36 per share, payable in four equal quarterly installments of $0.59 per share beginning in the third quarter of fiscal 2023 and ending in the second quarter of fiscal 2024.

Future dividends on our common shares, if any, must be approved by our shareholders. In exercising their discretion to recommend to the shareholders that such dividends be approved, our board of directors will consider our results of operations, cash requirements and surplus, financial condition, statutory requirements of applicable law, contractual restrictions, and other factors that they may deem relevant.

We repurchased approximately 8 million of our common shares for $946 million and approximately 10 million of our common shares for $1,409 million under the share repurchase program during fiscal 2023 and 2022, respectively. At fiscal year end 2023, we had $735 million of availability remaining under our share repurchase authorization.

Summarized Guarantor Financial Information

As discussed above, our senior notes, commercial paper, and Credit Facility are issued by TEGSA and are fully and unconditionally guaranteed on an unsecured basis by TEGSA's parent, TE Connectivity Ltd. In addition to being the issuer of our debt securities, TEGSA owns, directly or indirectly, all of our operating subsidiaries. The following tables present summarized financial information, excluding investments in and equity in earnings of our non-guarantor subsidiaries, for TE Connectivity Ltd. and TEGSA on a combined basis.

	Fiscal Year End	
	2023	2022
	(in millions)	
Balance Sheet Data:		
Total current assets	$ 1,632	$ 1,400
Total noncurrent assets[(1)]	2,857	2,769
Total current liabilities	1,303	1,937
Total noncurrent liabilities[(2)]	7,592	15,871

(1)   Includes $2,783 million and $2,601 million as of fiscal year end 2023 and 2022, respectively, of intercompany loans receivable from non-guarantor subsidiaries.

(2)   Includes $4,056 million and $12,582 million as of fiscal year end 2023 and 2022, respectively, of intercompany loans payable to non-guarantor subsidiaries.

	Fiscal	
	2023	2022
	(in millions)	
Statement of Operations Data:		
Loss from continuing operations	$ (606)	$ (35)
Net loss	(606)	(35)

Off-Balance Sheet Arrangements

In certain instances, we have guaranteed the performance of third parties and provided financial guarantees for uncompleted work and financial commitments. The terms of these guarantees vary with end dates ranging from fiscal 2024 through the completion of such transactions. The guarantees would be triggered in the event of nonperformance, and the potential exposure for nonperformance under the guarantees would not have a material effect on our results of operations, financial position, or cash flows.

In disposing of assets or businesses, we often provide representations, warranties, and/or indemnities to cover various risks including unknown damage to assets, environmental risks involved in the sale of real estate, liability for investigation and remediation of environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. We do not expect that these uncertainties will have a material adverse effect on our results of operations, financial position, or cash flows.

At fiscal year end 2023, we had outstanding letters of credit, letters of guarantee, and surety bonds of $198 million, including letters of credit of $29 million associated with our divesture of the Subsea Communications business. In addition, at fiscal year end 2023, we had $27 million of performance guarantees associated with that divestiture. We contractually agreed to continue to honor letters of credit and performance guarantees related to the business' projects that existed as of the date of sale; however, based on historical experience, we do not anticipate having to perform on these guarantees.

Commitments and Contingencies

The following table provides a summary of our contractual obligations and commitments for debt, minimum lease payment obligations under non-cancelable leases, and other material obligations at fiscal year end 2023:

	Payments Due		
	In Fiscal 2024	Thereafter	Total
		(in millions)	
Long-term debt:			
Principal payments(1)	$ 682	$ 3,564	$ 4,246
Interest payments on debt(2)	110	666	776
Operating leases(3)	118	314	432
Purchase obligations(4)	859	60	919
Total contractual cash obligations(5)(6)(7)	$ 1,769	$ 4,604	$ 6,373

(1) See Note 10 to the Consolidated Financial Statements for additional information regarding debt.

(2) Interest payments exclude the impact of interest rate swap and cross-currency swap contracts. Interest payments on debt are projected for future periods using rates in effect as of fiscal year end 2023 and are subject to change in future periods.

(3) Operating leases represents the undiscounted lease payments. See Note 11 to the Consolidated Financial Statements for additional information regarding leases.

(4) Purchase obligations consist primarily of commitments for purchases of goods and services.

(5) The above table does not reflect unrecognized income tax benefits of $454 million and related accrued interest and penalties of $65 million, the timing of which is uncertain. See Note 15 to the Consolidated Financial Statements for additional information regarding unrecognized income tax benefits, interest, and penalties.

(6) The above table does not reflect pension obligations to certain employees and former employees. We are obligated to make contributions to our pension plans; however, we are unable to determine the amount of plan contributions due to the inherent uncertainties of obligations of this type, including timing, interest rate charges, investment performance, and amounts of benefit payments. We expect to contribute $70 million to pension plans in fiscal 2024, before consideration of any voluntary contributions. See Note 14 to the Consolidated Financial Statements for additional information regarding these plans and our estimates of future contributions and benefit payments.

(7) The above table does not reflect redeemable noncontrolling interests of $104 million associated with our First Sensor AG ("First Sensor") subsidiary. Noncontrolling interest holders can elect either (1) to remain First Sensor noncontrolling interest shareholders and receive recurring annual compensation of €0.56 per First Sensor share or (2) to put their First Sensor shares in exchange for compensation of €33.27 per First Sensor share. The ultimate amount and timing of any future cash payments is uncertain. See Note 17 to the Consolidated Financial Statements for additional information regarding redeemable noncontrolling interests.

Legal Proceedings

In the normal course of business, we are subject to various legal proceedings and claims, including patent infringement claims, product liability matters, employment disputes, disputes on agreements, other commercial disputes, environmental matters, antitrust claims, and tax matters, including non-income tax matters such as value added tax, sales and

use tax, real estate tax, and transfer tax. Although it is not feasible to predict the outcome of these proceedings, based upon our experience, current information, and applicable law, we do not expect that the outcome of these proceedings, either individually or in the aggregate, will have a material effect on our results of operations, financial position, or cash flows.

Trade Compliance Matters

We have been investigating our past compliance with relevant U.S. trade controls and have made voluntary disclosures of apparent trade controls violations to the U.S. Department of Commerce's Bureau of Industry and Security ("BIS") and the U.S. State Department's Directorate of Defense Trade Controls ("DDTC"). We are cooperating with the BIS and DDTC on these matters, and the resulting investigations are ongoing. We have also been contacted by the U.S. Department of Justice concerning aspects of these matters. We are unable to predict the timing and final outcome of the agencies' investigations. An unfavorable outcome may include fines or penalties imposed in response to our disclosures, but we are not yet able to reasonably estimate the extent of any such fines or penalties. Although we have reserved for potential fines and penalties relating to these matters based on our current understanding of the facts, the investigations into these matters have yet to be completed and the final outcome of such investigations and related fines and penalties may differ from amounts currently reserved.


Critical Accounting Policies and Estimates


The preparation of the Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses. Our significant accounting policies are summarized in Note 2 to the Consolidated Financial Statements. We believe the following accounting policies are the most critical as they require significant judgments and assumptions that involve inherent risks and uncertainties. Management's estimates are based on the relevant information available at the end of each period.

Revenue Recognition

We account for revenue in accordance with Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*. Our revenues are generated principally from the sale of our products. Revenue is recognized as performance obligations under the terms of a contract, such as a purchase order with a customer, are satisfied; generally this occurs with the transfer of control. We transfer control and recognize revenue when we ship product to our customers, the customers accept and have legal title for the product, and we have a right to payment for such product. Revenue is measured as the amount of consideration that we expect to receive in exchange for those products and excludes taxes assessed by governmental authorities and collected from customers concurrent with the sale of products. Shipping and handling costs are treated as fulfillment costs and are included in cost of sales. Since we typically invoice our customers when we satisfy our performance obligations, we do not have material contract assets or contract liabilities. Our credit terms are customary and do not contain significant financing components that extend beyond one year of fulfillment of performance obligations. We apply the practical expedient of ASC 606 with respect to financing components and do not evaluate contracts in which payment is due within one year of satisfaction of the related performance obligation. Since our performance obligations to deliver products are part of contracts that generally have original durations of one year or less, we have elected to use the optional exemption to not disclose the aggregate amount of transaction prices associated with unsatisfied or partially satisfied performance obligations.

Our standard terms of sale generally warrant that our products will conform to our, or mutually agreed to, specifications and that our products will be free from material defects in materials and workmanship for a limited time. In certain instances, we may sell products to customers under terms other than our standard terms. We do not account for warranties as separate performance obligations.

Although products are generally sold at fixed prices, certain distributors and customers receive incentives or awards, such as sales rebates, return allowances, scrap allowances, and other rights, which are accounted for as variable consideration. We estimate these amounts in the same period revenue is recognized based on the expected value to be provided to customers and reduce revenue accordingly. Our estimates of variable consideration and ultimate determination of the estimated amounts to include in the transaction price are based primarily on our assessment of anticipated performance and historical and forecasted information that is reasonably available to us.

Goodwill and Other Intangible Assets

We account for goodwill and other intangible assets in accordance with ASC 350, *Intangibles—Goodwill and Other*.

Intangible assets include both indeterminable-lived residual goodwill and determinable-lived identifiable intangible assets. Intangible assets with determinable lives primarily include intellectual property, consisting of patents, trademarks, and unpatented technology, and customer relationships. Recoverability estimates range from 1 to 50 years and costs are generally amortized on a straight-line basis. Evaluations of the remaining useful lives of determinable-lived intangible assets are performed on a periodic basis and when events and circumstances warrant.

We test for goodwill impairment at the reporting unit level. A reporting unit is generally an operating segment or one level below an operating segment (a "component") if the component constitutes a business for which discrete financial information is available and regularly reviewed by segment management. At fiscal year end 2023, we had five reporting units, all of which contained goodwill. There were two reporting units in both the Transportation Solutions and Industrial Solutions segments and one reporting unit in the Communications Solutions segment. When changes occur in the composition of one or more reporting units, goodwill is reassigned to the reporting units affected based on their relative fair values. We review our reporting unit structure each year as part of our annual goodwill impairment test, or more frequently based on changes in our structure.

Goodwill impairment is evaluated by comparing the carrying value of each reporting unit to its fair value on the first day of the fourth fiscal quarter of each year or more frequently if events or changes in circumstances indicate that the asset may be impaired. In assessing a potential impairment, management relies on several reporting unit-specific factors including operating results, business plans, economic projections, anticipated future cash flows, transactions, and marketplace data. There are inherent uncertainties related to these factors and management's judgment in applying these factors to the impairment analysis.

When testing for goodwill impairment, we identify potential impairment by comparing the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, a goodwill impairment charge will be recorded for the amount of the excess, limited to the total amount of goodwill allocated to the reporting unit.

Fair value estimates used in the goodwill impairment tests are calculated using an income approach based on the present value of future cash flows of each reporting unit. The income approach is supported by a guideline analysis (a market approach). These approaches incorporate several assumptions including future growth rates, discount rates, income tax rates, and market activity in assessing fair value and are reporting unit specific. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairments in future periods.

We completed our annual goodwill impairment test in the fourth quarter of fiscal 2023 and determined that no impairment existed.

Income Taxes

In determining pre-tax income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain deferred tax assets, which arise from temporary differences between the income tax return and financial statement recognition of revenue and expense.

In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent years, and our forecast of taxable income. In estimating future taxable income, we develop assumptions including the amount of pre-tax operating income in various tax jurisdictions, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

We currently have recorded significant valuation allowances that we intend to maintain until it is more likely than not the deferred tax assets will be realized. Our income tax expense recorded in the future will be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is dependent primarily on future taxable income in the appropriate jurisdictions. Any reduction in future taxable income including any future restructuring activities may require that we record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in such period and could have a significant impact on our future earnings.

Changes in tax laws and rates also could affect recorded deferred tax assets and liabilities in the future. Management is not aware of any enacted changes that would have a material effect on our results of operations, financial position, or cash flows.

The calculation of our tax liabilities includes estimates for uncertainties in the application of complex tax regulations across multiple global jurisdictions where we conduct our operations. Under the uncertain tax position provisions of ASC 740, *Income Taxes*, we recognize liabilities for tax and related interest for issues in tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes and related interest will be due. These tax liabilities and related interest are reflected net of the impact of related tax loss carryforwards, as such tax loss carryforwards will be applied against these tax liabilities and will reduce the amount of cash tax payments due upon the eventual settlement with the tax authorities. These estimates may change due to changing facts and circumstances. Due to the complexity of these uncertainties, the ultimate resolution may result in a settlement that differs from our current estimate of the tax liabilities and related interest. These tax liabilities and related interest are recorded in income taxes and accrued and other current liabilities on the Consolidated Balance Sheets.

Pension Plans

Our defined benefit pension plan expense and obligations are developed from actuarial assumptions. The funded status of our plans is recognized on the Consolidated Balance Sheets and is measured as the difference between the fair value of plan assets and the projected benefit obligation at the measurement date. The projected benefit obligation represents the actuarial present value of benefits projected to be paid upon retirement factoring in estimated future compensation levels. The fair value of plan assets represents the current market value of cumulative company and participant contributions made to irrevocable trust funds, held for the sole benefit of participants, which are invested by the trustees of the funds. The benefits under our defined benefit pension plans are based on various factors, such as years of service and compensation.

Net periodic pension benefit cost is based on the utilization of the projected unit credit method of calculation and is charged to earnings on a systematic basis over the expected average remaining service lives of current participants, or, for inactive plans, over the remaining life expectancy of participants.

Two critical assumptions in determining pension expense and obligations are discount rates and expected long-term returns on plan assets. We evaluate these assumptions at least annually. Other assumptions reflect demographic factors such as retirement, mortality, and employee turnover. These assumptions are evaluated periodically and updated to reflect our actual experience. Actual results may differ from actuarial assumptions. Discount rates represent the market rate for high-quality fixed income investments and are used to calculate the present value of the expected future cash flows for benefit obligations to be paid under our pension plans. A decrease in discount rates increases the present value of pension benefit obligations. At fiscal year end 2023, a 25-basis-point decrease in discount rates would have increased the present value of our pension obligations by $60 million; a 25-basis-point increase would have decreased the present value of our pension obligations by $57 million. We consider the current and expected asset allocations of our pension plans, as well as historical and expected long-term rates of return on those types of plan assets, in determining the expected long-term rates of return on plan assets. A 50-basis-point decrease or increase in the expected long-term returns on plan assets would have increased or decreased, respectively, our fiscal 2023 pension expense by $8 million.

At fiscal year end 2023, the long-term target asset allocation in our U.S. plans' master trust is 25% return-seeking assets and 75% liability-hedging assets. Asset re-allocation to meet that target is occurring over a multi-year period based on the funded status. We expect to reach our target allocation when the funded status of the plans exceeds 110%. Based on the funded status of the plans as of fiscal year end 2023, our target asset allocation is 67% return-seeking and 33% liability-hedging.

Accounting Pronouncement

See Note 2 to the Consolidated Financial Statements for information regarding a recently issued accounting pronouncement.

Non-GAAP Financial Measure

Organic Net Sales Growth (Decline)

We present organic net sales growth (decline) as we believe it is appropriate for investors to consider this adjusted financial measure in addition to results in accordance with GAAP. Organic net sales growth (decline) represents net sales growth (decline) (the most comparable GAAP financial measure) excluding the impact of foreign currency exchange rates, and acquisitions and divestitures that occurred in the preceding twelve months, if any. Organic net sales growth (decline) is a useful measure of our performance because it excludes items that are not completely under management's control, such as the impact of changes in foreign currency exchange rates, and items that do not reflect the underlying growth of the company, such as acquisition and divestiture activity.

Organic net sales growth (decline) provides useful information about our results and the trends of our business. Management uses this measure to monitor and evaluate performance. Also, management uses this measure together with GAAP financial measures in its decision-making processes related to the operations of our reportable segments and our overall company. It is also a significant component in our incentive compensation plans. We believe that investors benefit from having access to the same financial measures that management uses in evaluating operations. The tables presented in "Results of Operations" and "Segment Results" provide reconciliations of organic net sales growth (decline) to net sales growth (decline) calculated in accordance with GAAP.

Organic net sales growth (decline) is a non-GAAP financial measure and should not be considered a replacement for results in accordance with GAAP. This non-GAAP financial measure may not be comparable to similarly-titled measures reported by other companies. The primary limitation of this measure is that it excludes the financial impact of items that would otherwise either increase or decrease our reported results. This limitation is best addressed by using organic net sales growth (decline) in combination with net sales growth (decline) to better understand the amounts, character, and impact of any increase or decrease in reported amounts.

Forward-Looking Information

Certain statements in this Annual Report are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These statements are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include, among others, the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, acquisitions, divestitures, the effects of competition, and the effects of future legislation or regulations. Forward-looking statements also include statements addressing our ESG, and sustainability plans and goals. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "plan," "intend," "anticipate," "aspire," "estimate," "predict," "potential," "goal," "target," "continue," "may," and "should," or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties, and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. Investors should not place undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we file this report except as required by law.

The following and other risks, which are described in greater detail in "Part I. Item 1A. Risk Factors" of our Annual Report on Form 10-K for the fiscal year ended September 29, 2023 filed with the SEC and elsewhere in this Annual Report, could cause our results to differ materially from those expressed in forward-looking statements:

- conditions in the global or regional economies and global capital markets, and cyclical industry conditions, including recession, inflation, and higher interest rates;

- conditions affecting demand for products in the industries we serve, particularly the automotive industry;

- risk of future goodwill impairment;

- pricing pressure and competition, including competitive risks associated with the pace of technological change;

- market acceptance of our new product introductions and product innovations and product life cycles;

- raw material availability, quality, and cost;

- product liability, warranty, and product recall claims and our ability to defend such claims;

- fluctuations in foreign currency exchange rates and impacts of offsetting hedges;

- financial condition and consolidation of customers and vendors;

- reliance on third-party suppliers;

- risks associated with current and future acquisitions and divestitures;

- global risks of business interruptions due to natural disasters or other disasters which have impacted and could continue to negatively impact our results of operations as well as customer behaviors, business, and manufacturing operations as well as our facilities and the facilities of our suppliers, and other aspects of our business;

- global risks of political, economic, and military instability, including the continuing military conflict between Russia and Ukraine resulting from Russia's invasion of Ukraine or escalating tensions in surrounding countries, and volatile and uncertain economic conditions and the evolving regulatory system in China;

- risks associated with cybersecurity incidents and other disruptions to our information technology infrastructure;

- risks related to compliance with current and future environmental and other laws and regulations, including those related to climate change;

- risks related to the increasing scrutiny and expectations regarding ESG matters;

- risks associated with compliance with applicable antitrust or competition laws or applicable trade regulations;

- our ability to protect our intellectual property rights;

- risks of litigation, regulatory actions, and compliance issues;

- our ability to operate within the limitations imposed by our debt instruments;

- the possible effects on us of various non-U.S. and U.S. legislative proposals and other initiatives that, if adopted, could materially increase our worldwide corporate effective tax rate, increase global cash taxes, and negatively impact our U.S. government contracts business;

- requirements related to chemical usage, hazardous material content, recycling, and other circular economy initiatives;

- various risks associated with being a Swiss corporation;

- the impact of fluctuations in the market price of our shares; and

- the impact of certain provisions of our articles of association on unsolicited takeover proposals.

There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, our financial position is routinely subject to a variety of risks, including market risks associated with interest rate and foreign currency movements on outstanding debt and non-U.S. dollar denominated assets and liabilities and commodity price movements. We utilize established risk management policies and procedures in executing derivative financial instrument transactions to manage a portion of these risks.

We do not execute transactions or hold derivative financial instruments for trading or speculative purposes. Substantially all counterparties to derivative financial instruments are limited to major financial institutions with at least an A/A2 credit rating. There is no significant concentration of exposures with any one counterparty.

Foreign Currency Exposures

As part of managing the exposure to changes in foreign currency exchange rates, we utilize cross-currency swap contracts and foreign currency forward contracts, a portion of which are designated as cash flow hedges. The objective of these contracts is to minimize impacts to cash flows and profitability due to changes in foreign currency exchange rates on intercompany and other cash transactions. In addition, we utilize cross-currency swap contracts to hedge our net investment in certain foreign operations. A 10% appreciation or depreciation of the underlying currency in our cross-currency swap contracts or foreign currency forward contracts from the fiscal year end 2023 market rates would have changed the unrealized value of our contracts by $368 million. A 10% appreciation or depreciation of the underlying currency in our cross-currency swap contracts or foreign currency forward contracts from the fiscal year end 2022 market rates would have changed the unrealized value of our contracts by $151 million. Such gains or losses on these contracts would generally be offset by the losses or gains on the revaluation or settlement of the underlying transactions.

Interest Rate and Investment Exposures

We issue debt, as needed, to fund our operations and capital requirements. Such borrowings can result in interest rate exposure. To manage the interest rate exposure, we use interest rate swap contracts to convert a portion of fixed rate debt into variable rate debt. Also, we may use forward starting interest rate swap contracts to manage interest rate exposure in periods prior to the anticipated issuance of fixed rate debt. There were no such contracts and no floating debt outstanding at fiscal year end 2023 or 2022.

We utilize investment swap contracts to manage earnings exposure on certain nonqualified deferred compensation liabilities.

Commodity Exposures

Our worldwide operations and product lines may expose us to risks from fluctuations in commodity prices. To limit the effects of fluctuations in the future market price paid and related volatility in cash flows, we utilize commodity swap contracts designated as cash flow hedges. We continually evaluate the commodity market with respect to our forecasted usage requirements over the next eighteen months and periodically enter into commodity swap contracts to hedge a portion of usage requirements over that period. At fiscal year end 2023, our commodity hedges, which related to expected purchases of gold, silver, copper, and palladium, were in a net loss position of $23 million and had a notional value of $459 million. At fiscal year end 2022, our commodity hedges, which related to expected purchases of gold, silver, copper, and palladium, were in a net loss position of $82 million and had a notional value of $566 million. A 10% appreciation or depreciation of commodity prices from the fiscal year end 2023 prices would have changed the unrealized value of our forward contracts by $44 million. A 10% appreciation or depreciation of commodity prices from the fiscal year end 2022 prices would have changed the unrealized value of our forward contracts by $48 million.

See Note 13 to the Consolidated Financial Statements for additional information regarding financial instruments.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of September 29, 2023. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of September 29, 2023.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded our internal control over financial reporting was effective as of September 29, 2023.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting as of September 29, 2023, which is included in this Annual Report.

Changes in Internal Control Over Financial Reporting

During the quarter ended September 29, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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TE CONNECTIVITY LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of TE Connectivity Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TE Connectivity Ltd. and subsidiaries (the "Company") as of September 29, 2023 and September 30, 2022, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows, for each of the three years in the period ended September 29, 2023, and the related notes and the schedule listed in the Index (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 29, 2023 and September 30, 2022, and the results of its operations and its cash flows for each of the three years in the period ended September 29, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 29, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 13, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Income Taxes — Realizability of Deferred Tax Assets — Refer to Notes 2 and 15 to the financial statements

Critical Audit Matter Description

The Company recognizes deferred income taxes for temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. A valuation allowance is provided to offset deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character prior to expiration. Sources of taxable income include future reversals of deferred tax assets and liabilities, expected future taxable income, taxable income in prior carryback years if permitted under the tax law, and tax planning strategies. Management has determined that it is more likely than not that sufficient taxable income will be generated in the future to realize a portion of its deferred tax assets, and therefore, a valuation allowance of $7.4 billion has been recorded to offset the Company's gross deferred tax assets as of September 29, 2023 of $10.2 billion.

We identified the realizability of certain deferred tax assets as a critical audit matter because of the Company's tax structure and the significant judgments and estimates made by management to determine that sufficient taxable income will be generated in the future prior to expiration to realize a portion of its deferred tax assets. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our income tax specialists, when performing audit procedures to evaluate the appropriateness of qualifying tax planning strategies and the reasonableness of management's estimates of taxable income prior to expiration.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the determination that it is more likely than not that sufficient taxable income will be generated in the future to realize certain deferred tax assets included the following, among others:

- We tested the effectiveness of controls over management's estimates of the realization of the deferred tax assets, including those over the estimates of taxable income, the approval of tax planning strategies and the determination of whether it is more likely than not that the deferred tax assets will be realized prior to expiration.

- We evaluated the reasonableness of management's assessment of the significance and weighting of negative evidence and positive evidence that is objectively verifiable.

- We evaluated management's ability to accurately estimate taxable income by comparing actual results to management's historical estimates and evaluating whether there have been any changes that would impact management's ability to continue accurately estimating taxable income.

- We tested the reasonableness of management's estimates of taxable income by comparing the estimates to:

  - Historical taxable income.

  - Internal communications to management and the board of directors.

  - Management's history of carrying out its stated plans and its ability to carry out its plans considering contractual commitments, available financing, or debt covenants.

- We evaluated whether the estimates of future taxable income were consistent with evidence obtained in other areas of the audit.

- We evaluated whether the taxable income in prior carryback years was of the appropriate character and available under the tax law.

- With the assistance of our income tax specialists, we evaluated (1) the appropriateness of qualifying tax planning strategies, including that they were prudent, feasible and would more likely than not result in the realization of deferred tax assets and (2) management's assessment that sufficient taxable income will be generated in the future to realize a portion of the deferred tax assets prior to expiration.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
November 13, 2023

We have served as the Company's auditor since 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of TE Connectivity Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of TE Connectivity Ltd. and subsidiaries (the "Company") as of September 29, 2023, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 29, 2023, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the fiscal year ended September 29, 2023, of the Company and our report dated November 13, 2023 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
November 13, 2023

TE CONNECTIVITY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal Years Ended September 29, 2023, September 30, 2022, and September 24, 2021

	Fiscal		
	2023	2022	2021
	(in millions, except per share data)		
Net sales	$ 16,034	$ 16,281	$ 14,923
Cost of sales	10,979	11,037	10,036
Gross margin	5,055	5,244	4,887
Selling, general, and administrative expenses	1,670	1,584	1,512
Research, development, and engineering expenses	708	718	677
Acquisition and integration costs	33	45	31
Restructuring and other charges, net	340	141	233
Operating income	2,304	2,756	2,434
Interest income	60	15	17
Interest expense	(80)	(66)	(56)
Other income (expense), net	(16)	28	(17)
Income from continuing operations before income taxes	2,268	2,733	2,378
Income tax expense	(364)	(306)	(123)
Income from continuing operations	1,904	2,427	2,255
Income from discontinued operations, net of income taxes	6	1	6
Net income	$ 1,910	$ 2,428	$ 2,261
Basic earnings per share:			
Income from continuing operations	$ 6.04	$ 7.51	$ 6.83
Income from discontinued operations	0.02	—	0.02
Net income	6.06	7.52	6.85
Diluted earnings per share:			
Income from continuing operations	$ 6.01	$ 7.47	$ 6.77
Income from discontinued operations	0.02	—	0.02
Net income	6.03	7.47	6.79
Weighted-average number of shares outstanding:			
Basic	315	323	330
Diluted	317	325	333

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Fiscal Years Ended September 29, 2023, September 30, 2022, and September 24, 2021

	Fiscal		
	2023	**2022**	**2021**
	(in millions)		
Net income	$ 1,910	$ 2,428	$ 2,261
Other comprehensive income (loss):			
Currency translation	261	(510)	144
Adjustments to unrecognized pension and postretirement benefit costs, net of income taxes	20	259	138
Gains (losses) on cash flow hedges, net of income taxes	65	(95)	(3)
Other comprehensive income (loss)	346	(346)	279
Comprehensive income	2,256	2,082	2,540
Less: comprehensive (income) loss attributable to noncontrolling interests	(9)	19	(2)
Comprehensive income attributable to TE Connectivity Ltd.	$ 2,247	$ 2,101	$ 2,538

See Notes to Consolidated Financial Statements.

TE CONNECTIVITY LTD.

CONSOLIDATED BALANCE SHEETS

As of September 29, 2023 and September 30, 2022

	Fiscal Year End	
	2023	2022
	(in millions, except share data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 1,661	$ 1,088
Accounts receivable, net of allowance for doubtful accounts of $30 and $45, respectively	2,967	2,865
Inventories	2,552	2,676
Prepaid expenses and other current assets	712	639
Total current assets	7,892	7,268
Property, plant, and equipment, net	3,754	3,567
Goodwill	5,463	5,258
Intangible assets, net	1,175	1,288
Deferred income taxes	2,600	2,498
Other assets	828	903
Total assets	$ 21,712	$ 20,782
Liabilities, redeemable noncontrolling interests, and shareholders' equity		
Current liabilities:		
Short-term debt	$ 682	$ 914
Accounts payable	1,563	1,593
Accrued and other current liabilities	2,218	2,125
Total current liabilities	4,463	4,632
Long-term debt	3,529	3,292
Long-term pension and postretirement liabilities	728	695
Deferred income taxes	185	244
Income taxes	365	304
Other liabilities	787	718
Total liabilities	10,057	9,885
Commitments and contingencies (Note 12)		
Redeemable noncontrolling interests	104	95
Shareholders' equity:		
Common shares, CHF 0.57 par value, 322,470,281 shares authorized and issued, and 330,830,781 shares authorized and issued, respectively	142	146
Accumulated earnings	12,947	12,832
Treasury shares, at cost, 10,487,742 and 12,749,540 shares, respectively	(1,380)	(1,681)
Accumulated other comprehensive loss	(158)	(495)
Total shareholders' equity	11,551	10,802
Total liabilities, redeemable noncontrolling interests, and shareholders' equity	$ 21,712	$ 20,782

See Notes to Consolidated Financial Statements.

TE CONNECTIVITY LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Fiscal Years Ended September 29, 2023, September 30, 2022, and September 24, 2021

	Common Shares		Treasury Shares		Contributed Surplus	Accumulated Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount				
					(in millions)			
Balance at fiscal year end 2020	339	$ 149	(8)	$ (669)	$ —	$ 10,348	$ (445)	$ 9,383
Net Income	—	—	—	—	—	2,261	—	2,261
Other comprehensive income	—	—	—	—	—	—	277	277
Share-based compensation expense	—	—	—	—	94	—	—	94
Dividends	—	—	—	—	—	(656)	—	(656)
Exercise of share options	—	—	2	167	—	—	—	167
Restricted share award vestings and other activity	—	—	1	89	(94)	17	—	12
Repurchase of common shares	—	—	(7)	(904)	—	—	—	(904)
Cancellation of treasury shares	(3)	(1)	3	262	—	(261)	—	—
Balance at fiscal year end 2021	336	$ 148	(9)	$ (1,055)	$ —	$ 11,709	$ (168)	$ 10,634
Net income	—	—	—	—	—	2,428	—	2,428
Other comprehensive loss	—	—	—	—	—	—	(327)	(327)
Share-based compensation expense	—	—	—	—	119	—	—	119
Dividends	—	—	—	—	—	(714)	—	(714)
Exercise of share options	—	—	—	54	—	—	—	54
Restricted share award vestings and other activity	—	—	1	20	(119)	116	—	17
Repurchase of common shares	—	—	(10)	(1,409)	—	—	—	(1,409)
Cancellation of treasury shares	(5)	(2)	5	709	—	(707)	—	—
Balance at fiscal year end 2022	331	$ 146	(13)	$ (1,681)	$ —	$ 12,832	$ (495)	$ 10,802
Net income	—	—	—	—	—	1,910	—	1,910
Other comprehensive income	—	—	—	—	—	—	337	337
Share-based compensation expense	—	—	—	—	123	—	—	123
Dividends	—	—	—	—	—	(737)	—	(737)
Exercise of share options	—	—	1	43	—	—	—	43
Restricted share award vestings and other activity	—	—	1	109	(123)	33	—	19
Repurchase of common shares	—	—	(8)	(946)	—	—	—	(946)
Cancellation of treasury shares	(9)	(4)	9	1,095	—	(1,091)	—	—
Balance at fiscal year end 2023	322	$ 142	(10)	$ (1,380)	$ —	$ 12,947	$ (158)	$ 11,551

See Notes to Consolidated Financial Statements.

TE CONNECTIVITY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Years Ended September 29, 2023, September 30, 2022, and September 24, 2021

		Fiscal				
		2023		**2022**		**2021**
				(in millions)		
Cash flows from operating activities:						
Net income	$	1,910	$	2,428	$	2,261
Income from discontinued operations, net of income taxes		(6)		(1)		(6)
Income from continuing operations		1,904		2,427		2,255
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:						
Depreciation and amortization		794		785		769
Deferred income taxes		(77)		(147)		(354)
Non-cash lease cost		129		131		120
Provision for losses on accounts receivable and inventories		76		70		46
Share-based compensation expense		123		119		94
Impairment of held for sale businesses		74		14		16
Other		101		9		(77)
Changes in assets and liabilities, net of the effects of acquisitions and divestitures:						
Accounts receivable, net		(146)		200		(518)
Inventories		(45)		(41)		(556)
Prepaid expenses and other current assets		17		50		(19)
Accounts payable		(1)		(396)		560
Accrued and other current liabilities		21		(398)		173
Income taxes		17		32		106
Other		145		(387)		61
Net cash provided by operating activities		3,132		2,468		2,676
Cash flows from investing activities:						
Capital expenditures		(732)		(768)		(690)
Proceeds from sale of property, plant, and equipment		4		106		86
Acquisition of businesses, net of cash acquired		(110)		(220)		(423)
Proceeds from divestiture of businesses, net of cash retained by businesses sold		48		16		(4)
Other		22		(12)		(6)
Net cash used in investing activities		(768)		(878)		(1,037)
Cash flows from financing activities:						
Net increase (decrease) in commercial paper		(40)		370		—
Proceeds from issuance of debt		499		588		661
Repayment of debt		(591)		(558)		(708)
Proceeds from exercise of share options		43		54		167
Repurchase of common shares		(945)		(1,412)		(831)
Payment of common share dividends to shareholders		(725)		(685)		(647)
Other		(34)		(41)		(28)
Net cash used in financing activities		(1,793)		(1,684)		(1,386)
Effect of currency translation on cash		2		(21)		5
Net increase (decrease) in cash, cash equivalents, and restricted cash		573		(115)		258
Cash, cash equivalents, and restricted cash at beginning of fiscal year		1,088		1,203		945
Cash, cash equivalents, and restricted cash at end of fiscal year	$	1,661	$	1,088	$	1,203
Supplemental cash flow information:						
Interest paid on debt, net	$	75	$	58	$	58
Income taxes paid, net of refunds		425		421		371

See Notes to Consolidated Financial Statements.

1. Basis of Presentation

The Consolidated Financial Statements reflect the consolidated operations of TE Connectivity Ltd. and its subsidiaries and have been prepared in United States ("U.S.") dollars in accordance with accounting principles generally accepted in the U.S. ("GAAP").

Description of the Business

TE Connectivity Ltd. ("TE Connectivity" or the "Company," which may be referred to as "we," "us," or "our") is a global industrial technology leader creating a safer, sustainable, productive, and connected future. Our broad range of connectivity and sensor solutions, proven in the harshest environments, enable advancements in transportation, industrial applications, medical technology, energy, data communications, and the home.

We operate through three reportable segments:

- *Transportation Solutions*—The Transportation Solutions segment is a leader in connectivity and sensor technologies. Our products, which must withstand harsh conditions, are used in the automotive, commercial transportation, and sensors markets.

- *Industrial Solutions*—The Industrial Solutions segment is a leading supplier of products that connect and distribute power, data, and signals. Our products are used in the industrial equipment; aerospace, defense, and marine; energy; and medical markets.

- *Communications Solutions*—The Communications Solutions segment is a leading supplier of electronic components for the data and devices and the appliances markets.

Use of Estimates

The preparation of the Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

Fiscal Year

We have a 52- or 53-week fiscal year that ends on the last Friday of September. Fiscal 2023, 2022, and 2021 ended on September 29, 2023, September 30, 2022, and September 24, 2021, respectively. Fiscal 2023 and 2021 were each 52 weeks in length. Fiscal 2022 was 53 weeks in length. For fiscal years in which there are 53 weeks, the fourth fiscal quarter includes 14 weeks.

2. Summary of Significant Accounting Policies

Principles of Consolidation

We consolidate entities in which we own or control more than 50% of the voting shares or otherwise control through similar rights. All intercompany transactions have been eliminated. The results of companies acquired or disposed of are included on the Consolidated Financial Statements from the effective date of acquisition or up to the date of disposal.

Revenue Recognition

We account for revenue in accordance with Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*, which is a single, comprehensive, five-step revenue recognition model. Our revenues are generated principally from the sale of our products. Revenue is recognized as performance obligations under the terms of a contract, such as a purchase order with a customer, are satisfied; generally this occurs with the transfer of control. We transfer control and recognize revenue when we ship product to our customers, the customers accept and have legal title for the product, and we have a right to payment for such product. Revenue is measured as the amount of consideration that we expect to receive in exchange for those products and excludes taxes assessed by governmental authorities and collected from customers concurrent with the sale of products. Shipping and handling costs are treated as fulfillment costs and are included in cost of sales. Since we typically invoice our customers when we satisfy our performance obligations, we do not have material contract assets or contract liabilities. Our credit terms are customary and do not contain significant financing components that extend beyond one year of fulfillment of performance obligations. We apply the practical expedient of ASC 606 with respect to financing components and do not evaluate contracts in which payment is due within one year of satisfaction of the related performance obligation. Since our performance obligations to deliver products are part of contracts that generally have original durations of one year or less, we have elected to use the optional exemption to not disclose the aggregate amount of transaction prices associated with unsatisfied or partially satisfied performance obligations. See Note 20 for net sales disaggregated by industry end market and geographic region which is summarized by segment and that we consider meaningful to depict the nature, amount, timing, and uncertainty of revenue and cash flows affected by economic factors.

Our standard terms of sale generally warrant that our products will conform to our, or mutually agreed to, specifications and that our products will be free from material defects in materials and workmanship for a limited time. In certain instances, we may sell products to customers under terms other than our standard terms. We do not account for warranties as separate performance obligations. Amounts accrued for warranty claims were $25 million at both fiscal year end 2023 and 2022.

Although products are generally sold at fixed prices, certain distributors and customers receive incentives or awards, such as sales rebates, return allowances, scrap allowances, and other rights, which are accounted for as variable consideration. We estimate these amounts in the same period revenue is recognized based on the expected value to be provided to customers and reduce revenue accordingly. Our estimates of variable consideration and ultimate determination of the estimated amounts to include in the transaction price are based primarily on our assessment of anticipated performance and historical and forecasted information that is reasonably available to us.

Inventories

Inventories are recorded at the lower of cost or net realizable value using the first-in, first-out cost method.

Property, Plant, and Equipment, Net

Property, plant, and equipment is recorded at cost less accumulated depreciation. Maintenance and repair expenditures are charged to expense when incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which are 10 to 20 years for land improvements, 5 to 40 years for buildings and improvements, and 1 to 15 years for machinery and equipment.

We periodically evaluate, when events and circumstances warrant, the net realizable value of property, plant, and equipment and other long-lived assets, relying on several factors including operating results, business plans, economic projections, and anticipated future cash flows. When indicators of potential impairment are present, the carrying values of the asset group are evaluated in relation to the operating performance and estimated future undiscounted cash flows of the underlying asset group. Impairment of the carrying value is recognized whenever anticipated future undiscounted cash flow estimates are less than the carrying value of the asset. Fair value estimates are based on assumptions concerning the amount and timing of estimated future cash flows and discount rates, reflecting varying degrees of perceived risk.

Goodwill and Other Intangible Assets

We account for goodwill and other intangible assets in accordance with ASC 350, *Intangibles—Goodwill and Other*.

Intangible assets include both indeterminable-lived residual goodwill and determinable-lived identifiable intangible assets. Intangible assets with determinable lives primarily include intellectual property, consisting of patents, trademarks, and unpatented technology, and customer relationships. Recoverability estimates range from 1 to 50 years and costs are generally amortized on a straight-line basis. Evaluations of the remaining useful lives of determinable-lived intangible assets are performed on a periodic basis and when events and circumstances warrant.

At fiscal year end 2023, we had five reporting units, all of which contained goodwill. There were two reporting units in both the Transportation Solutions and Industrial Solutions segments and one reporting unit in the Communications Solutions segment. When changes occur in the composition of one or more reporting units, goodwill is reassigned to the reporting units affected based on their relative fair values.

Goodwill impairment is evaluated by comparing the carrying value of each reporting unit to its fair value on the first day of the fourth fiscal quarter of each year or more frequently if events or changes in circumstances indicate that the asset may be impaired. In assessing a potential impairment, management relies on several reporting unit-specific factors including operating results, business plans, economic projections, anticipated future cash flows, transactions, and marketplace data. There are inherent uncertainties related to these factors and management's judgment in applying these factors to the impairment analysis.

When testing for goodwill impairment, we identify potential impairment by comparing the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, a goodwill impairment charge will be recorded for the amount of the excess, limited to the total amount of goodwill allocated to the reporting unit.

Fair value estimates used in the goodwill impairment tests are calculated using an income approach based on the present value of future cash flows of each reporting unit. The income approach is supported by a guideline analysis (a market approach). These approaches incorporate several assumptions including future growth rates, discount rates, income tax rates, and market activity in assessing fair value and are reporting unit specific. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairments in future periods.

Research and Development

Research and development expenditures are expensed when incurred and are included in research, development, and engineering expenses on the Consolidated Statements of Operations. Research and development expenses include salaries, direct costs incurred, and building and overhead expenses. The amounts expensed in fiscal 2023, 2022, and 2021 were $593 million, $610 million, and $612 million, respectively.

Income Taxes

Income taxes are computed in accordance with the provisions of ASC 740, *Income Taxes*. Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected on the Consolidated Financial Statements. Deferred tax liabilities and assets are determined based on the differences between the book and tax bases of particular assets and liabilities and operating loss carryforwards using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The calculation of our tax liabilities includes estimates for uncertainties in the application of complex tax regulations across multiple global jurisdictions where we conduct our operations. Under the uncertain tax position provisions of ASC 740, we recognize liabilities for tax and related interest for issues in tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes and related interest will be due. These tax liabilities and related interest are reflected net of the impact of related tax loss carryforwards, as such tax loss carryforwards will be applied against these tax liabilities and will reduce the amount of cash tax payments due upon the eventual settlement with the tax authorities. These estimates may change due to changing facts and circumstances. Due to the complexity of these uncertainties, the ultimate resolution may result in a settlement that differs from our current estimate of the tax liabilities and related interest.

Financial Instruments

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, debt, and derivative financial instruments.

We account for derivative financial instrument contracts on the Consolidated Balance Sheets at fair value. For instruments not designated as hedges under ASC 815, *Derivatives and Hedging*, the changes in the instruments' fair value are recognized currently in earnings. For instruments designated as cash flow hedges, the effective portion of changes in the fair value of a derivative is recorded in other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the underlying hedged item affects earnings. Amounts excluded from the hedging relationship are recognized currently in earnings. Changes in the fair value of instruments designated as fair value hedges affect the carrying value of the asset or liability hedged, with changes in both the derivative instrument and the hedged asset or liability being recognized currently in earnings.

We determine the fair value of our financial instruments using methods and assumptions that are based on market conditions and risks existing at each balance sheet date. Standard market conventions are used to determine the fair value of financial instruments, including derivatives.

The cash flows related to derivative financial instruments are reported in the operating activities section of the Consolidated Statements of Cash Flows.

Our derivative financial instruments present certain market and counterparty risks. Concentration of counterparty risk is mitigated, however, by our use of financial institutions worldwide, substantially all of which have long-term S&P, Moody's, and/or Fitch credit ratings of A/A2 or higher. In addition, we utilize only conventional derivative financial instruments. We are exposed to potential losses if a counterparty fails to perform according to the terms of its agreement. With respect to counterparty net asset positions recognized at fiscal year end 2023, we have assessed the likelihood of counterparty default as remote. We currently provide guarantees from a wholly-owned subsidiary to the counterparties to our commodity swap derivatives and, prior to maturity, exchanged cash collateral with the counterparties to certain of our cross-currency swap contracts. The likelihood of performance on the guarantees has been assessed as remote. For all other derivative financial instruments, we are not required to provide, nor do we require counterparties to provide, collateral or other security.

Fair Value Measurements

ASC 820, *Fair Value Measurements and Disclosures*, specifies a fair value hierarchy based upon the observable inputs utilized in valuation of certain assets and liabilities. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. Fair value measurements are classified under the following hierarchy:

- *Level 1*—Quoted prices in active markets for identical assets and liabilities.

- *Level 2*—Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- *Level 3*—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flows methodologies, and similar techniques that use significant unobservable inputs.

Derivative financial instruments measured at fair value on a recurring basis are generally valued using level 2 inputs.

Financial instruments other than derivative instruments include cash and cash equivalents, accounts receivable, accounts payable, and debt. These instruments are recorded on the Consolidated Balance Sheets at book value. For cash and cash equivalents, accounts receivable, and accounts payable, we believe book value approximates fair value due to the short-term nature of these instruments. See Note 10 for disclosure of the fair value of debt. The following is a description of the valuation methodologies used for the respective financial instruments:

- *Cash and cash equivalents*—Cash and cash equivalents are valued at book value, which we consider to be equivalent to unadjusted quoted prices (level 1).

- *Accounts receivable*—Accounts receivable are valued based on the net value expected to be realized. The net realizable value generally represents an observable contractual agreement (level 2).

- *Accounts payable*—Accounts payable are valued based on the net value expected to be paid, generally supported by an observable contractual agreement (level 2).

- *Debt*—The fair value of debt, including both current and non-current maturities, is derived from quoted market prices or other pricing determinations based on the results of market approach valuation models using observable market data such as recently reported trades, bid and offer information, and benchmark securities (level 2).

Pension Plans

The funded status of our defined benefit pension plans is recognized on the Consolidated Balance Sheets and is measured as the difference between the fair value of plan assets and the projected benefit obligation at the measurement date. The projected benefit obligation represents the actuarial present value of benefits projected to be paid upon retirement factoring in estimated future compensation levels. The fair value of plan assets represents the current market value of cumulative company and participant contributions made to irrevocable trust funds, held for the sole benefit of participants, which are invested by the trustees of the funds. The benefits under our defined benefit pension plans are based on various factors, such as years of service and compensation.

Net periodic pension benefit cost is based on the utilization of the projected unit credit method of calculation and is charged to earnings on a systematic basis over the expected average remaining service lives of current participants, or, for inactive plans, over the remaining life expectancy of participants.

The measurement of benefit obligations and net periodic benefit cost is based on estimates and assumptions determined by our management. These valuations reflect the terms of the plans and use participant-specific information such as compensation, age, and years of service, as well as certain assumptions, including estimates of discount rates, expected returns on plan assets, rates of compensation increases, interest crediting rates, and mortality rates.

Share-Based Compensation

We determine the fair value of share awards on the date of grant. Share options are valued using the Black-Scholes-Merton valuation model; restricted share awards and performance awards are valued using our end-of-day share price on the date of grant. The fair value is expensed ratably over the expected service period, with an allowance made for estimated forfeitures based on historical employee activity. Estimates regarding the attainment of performance criteria are reviewed periodically; the cumulative impact of a change in estimate regarding the attainment of performance criteria is recorded in the period in which that change is made.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the basic weighted-average number of common shares outstanding. Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding adjusted for the potentially dilutive impact of share-based compensation arrangements.

Leases

We account for leases in accordance with of ASC 842, *Leases*. We have facility, land, vehicle, and equipment leases that expire at various dates. We determine if a contract qualifies as a lease at inception. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The right to control the use of an asset includes the right to obtain substantially all of the economic benefits of the identified asset and the right to direct the use of the identified asset.

Lease right-of-use ("ROU") assets and lease liabilities are recognized at the commencement date of the lease based on the present value of remaining lease payments over the lease term. Lease ROU assets represent our right to use the underlying assets for the lease term and lease liabilities represent the obligation to make lease payments arising from the leases. We do not recognize ROU assets or lease liabilities that arise from short-term leases. Since our lease contracts do not contain a readily determinable implicit rate, we determine a fully-collateralized incremental borrowing rate that reflects a similar term to the lease and the economic environment of the applicable country or region in which the asset is leased.

We have elected to account for fixed lease and non-lease components in our real estate leases as a single lease component; other leases generally do not contain non-lease components. The non-lease components in our real estate leases include logistics services, warehousing, and other operational costs. Many of these costs are variable, fluctuating based on services provided, such as pallets shipped in and out of a location or square footage of space occupied. These costs, and any other variable rental costs, are excluded from our ROU assets and lease liabilities and are expensed as incurred. Some of our leases may include options to either renew or early terminate the lease. The exercise of these options is generally at our sole discretion and would only occur if there is an economic, financial, or business reason to do so. Such options are included in the lease term if we determine it is reasonably certain they will be exercised.

Currency Translation

For our non-U.S. dollar functional currency subsidiaries, assets and liabilities are translated into U.S. dollars using fiscal year end exchange rates. Sales and expenses are translated at average monthly exchange rates. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income (loss) within equity. Gains and losses resulting from foreign currency transactions are included in earnings.

Restructuring Charges

Restructuring activities involve employee-related termination costs, facility exit costs, and asset impairments resulting from reductions-in-force, migration of facilities or product lines from higher-cost to lower-cost countries, or consolidation of facilities within countries. We recognize termination costs based on requirements established by severance policy, government law, or previous actions. Facility exit costs generally reflect the accelerated rent expense for ROU assets, expected lease termination costs, or costs that will continue to be incurred under the facility lease without future economic benefit to us. Restructuring activities often result in the disposal or abandonment of assets that require an acceleration of depreciation or impairment reflecting the excess of the assets' carrying values over fair value.

The recognition of restructuring costs require that we make certain judgments and estimates regarding the nature, timing, and amount of costs associated with the planned exit activity. To the extent our actual results differ from our estimates and assumptions, we may be required to revise the estimated liabilities, requiring the recognition of additional restructuring costs or the reduction of liabilities already recognized. At the end of each reporting period, we evaluate the remaining accrued balances to ensure these balances are properly stated and the utilization of the reserves are for their intended purpose in accordance with developed exit plans.

Contingent Liabilities

We record a loss contingency when the available information indicates it is probable that we have incurred a liability and the amount of the loss is reasonably estimable. When a range of possible losses with equal likelihood exists, we record the low end of the range. The likelihood of a loss with respect to a particular contingency is often difficult to predict, and determining a meaningful estimate of the loss or a range of loss may not be practicable based on information available. In addition, it is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information must continuously be evaluated to determine whether a loss is probable and a reasonable estimate of that loss can be made. When a loss is probable but a reasonable estimate cannot be made, or when a loss is at least reasonably possible, disclosure is provided.

Recently Issued Accounting Pronouncement

In September 2022, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2022-04 to enhance transparency and introduce new disclosures related to an entity's use of supplier finance programs in connection with the purchase of goods and services. The ASU requires us, as a buyer in a supplier finance program, to disclose the key terms of the program, the amount of obligations outstanding, the balance sheet presentation of such amounts, and a rollforward of the obligation activity during the annual period. This update is effective for us in the first quarter of fiscal 2024. We do not expect adoption to have a material impact on our Consolidated Financial Statements.

3. Restructuring and Other Charges, Net

Net restructuring and other charges consisted of the following:

	Fiscal		
	2023	2022	2021
	(in millions)		
Restructuring charges, net	$ 260	$ 137	$ 208
Impairment of held for sale businesses and loss on divestitures, net	77	4	21
Other charges, net	3	—	4
Restructuring and other charges, net	$ 340	$ 141	$ 233

Restructuring Charges, Net

Net restructuring and related charges by segment were as follows:

	Fiscal		
	2023	2022	2021
	(in millions)		
Transportation Solutions	$ 145	$ 80	$ 135
Industrial Solutions	70	34	50
Communications Solutions	45	23	23
Restructuring charges, net	260	137	208
Plus: charges included in cost of sales[1]	—	16	—
Restructuring and related charges, net	$ 260	$ 153	$ 208

---

(1)   Charges included in cost of sales were attributable to inventory-related charges within the Industrial Solutions segment.

Activity in our restructuring reserves was as follows:

	Balance at Beginning of Fiscal Year	Charges	Changes in Estimate	Cash Payments	Non-Cash Items	Currency Translation and Other	Balance at End of Fiscal Year
				(in millions)			
Fiscal 2023 Activity:							
Fiscal 2023 Actions:							
Employee severance	$ —	$ 238	$ —	$ (50)	$ —	$ (1)	$ 187
Facility and other exit costs	—	3	—	(1)	—	—	2
Property, plant, and equipment	—	6	—	—	(6)	—	—
Total	—	247	—	(51)	(6)	(1)	189
Fiscal 2022 Actions:							
Employee severance	108	7	(7)	(61)	—	5	52
Facility and other exit costs	1	7	2	(10)	—	—	—
Property, plant, and equipment	—	3	—	—	(3)	—	—
Total	109	17	(5)	(71)	(3)	5	52
Fiscal 2021 Actions:							
Employee severance	49	—	1	(21)	—	4	33
Property, plant, and equipment	—	—	(6)	—	6	—	—
Total	49	—	(5)	(21)	6	4	33
Pre-Fiscal 2021 Actions:							
Employee severance	63	6	(2)	(28)	—	3	42
Facility and other exit costs	7	—	4	(7)	—	—	4
Property, plant, and equipment	—	—	(2)	—	2	—	—
Total	70	6	—	(35)	2	3	46
Total fiscal 2023 activity	$ 228	$ 270	$ (10)	$ (178)	$ (1)	$ 11	$ 320
Fiscal 2022 Activity:							
Fiscal 2022 Actions:							
Employee severance	$ —	$ 126	$ —	$ (15)	$ —	$ (3)	$ 108
Facility and other exit costs	—	2	—	(1)	—	—	1
Property, plant, and equipment and other non-cash charges	—	33	—	—	(33)	—	—
Total	—	161	—	(16)	(33)	(3)	109
Fiscal 2021 Actions:							
Employee severance	152	2	(8)	(83)	—	(14)	49
Facility and other exit costs	2	5	—	(7)	—	—	—
Property, plant, and equipment	—	3	—	—	(3)	—	—
Total	154	10	(8)	(90)	(3)	(14)	49
Pre-Fiscal 2021 Actions:							
Employee severance	135	—	(17)	(41)	—	(14)	63
Facility and other exit costs	15	8	(2)	(13)	—	(1)	7
Property, plant, and equipment	—	4	(3)	—	(1)	—	—
Total	150	12	(22)	(54)	(1)	(15)	70
Total fiscal 2022 activity	$ 304	$ 183	$ (30)	$ (160)	$ (37)	$ (32)	$ 228
Fiscal 2021 Activity:							
Fiscal 2021 Actions:							
Employee severance	$ —	$ 199	$ (17)	$ (26)	$ —	$ (4)	$ 152
Facility and other exit costs	—	4	—	(2)	—	—	2
Property, plant, and equipment	—	9	—	—	(9)	—	—
Total	—	212	(17)	(28)	(9)	(4)	154
Pre-Fiscal 2021 Actions:							
Employee severance	273	5	(9)	(137)	—	3	135
Facility and other exit costs	12	13	—	(10)	—	—	15
Property, plant, and equipment	—	7	(3)	—	(4)	—	—
Total	285	25	(12)	(147)	(4)	3	150
Total fiscal 2021 activity	$ 285	$ 237	$ (29)	$ (175)	$ (13)	$ (1)	$ 304

Fiscal 2023 Actions

During fiscal 2023, we initiated a restructuring program associated with cost structure improvements across all segments. In connection with this program, during fiscal 2023, we recorded restructuring charges of $247 million. We expect to complete all restructuring actions commenced during fiscal 2023 by the end of fiscal 2026 and to incur additional charges of approximately $33 million related primarily to employee severance and facility exit costs.

The following table summarizes expected, incurred, and remaining charges for the fiscal 2023 program by segment as of fiscal year end 2023:

	Total Expected Charges	Cumulative Charges Incurred	Remaining Expected Charges
	(in millions)		
Transportation Solutions	$ 164	$ 144	$ 20
Industrial Solutions	81	70	11
Communications Solutions	35	33	2
Total	$ 280	$ 247	$ 33

Fiscal 2022 Actions

During fiscal 2022, we initiated a restructuring program associated with footprint consolidation and cost structure improvements across all segments. In connection with this program, during fiscal 2023 and 2022, we recorded net restructuring charges of $12 million and restructuring and related charges of $161 million, respectively. We expect additional charges related to fiscal 2022 actions to be insignificant.

Fiscal 2021 Actions

During fiscal 2021, we initiated a restructuring program across all segments to optimize our manufacturing footprint and improve the cost structure of the organization. In connection with this program, during fiscal 2023, 2022, and 2021, we recorded net restructuring credits of $5 million, charges of $2 million, and charges of $195 million, respectively. We expect that any additional charges related to fiscal 2021 actions will be insignificant.

Pre-Fiscal 2021 Actions

During fiscal 2023, 2022, and 2021, we recorded net restructuring charges of $6 million, credits of $10 million, and charges of $13 million, respectively, related to pre-fiscal 2021 actions. We expect that any additional charges related to restructuring actions commenced prior to fiscal 2021 will be insignificant.

Total Restructuring Reserves

Restructuring reserves included on the Consolidated Balance Sheets were as follows:

	Fiscal Year End	
	2023	2022
	(in millions)	
Accrued and other current liabilities	$ 240	$ 182
Other liabilities	80	46
Restructuring reserves	$ 320	$ 228

Divestitures

During fiscal 2023, we sold three businesses for net cash proceeds of $48 million. In connection with the divestitures, we recorded pre-tax impairment charges and a net pre-tax loss on sales, which totaled to a net charge of $9 million. The businesses sold were reported in our Industrial Solutions segment. Additionally, during fiscal 2023, we recorded a pre-tax impairment charge of $68 million in connection with a held for sale business in our Transportation Solutions segment.

We sold two businesses for net cash proceeds of $16 million and recognized a net pre-tax gain on sales of $10 million during fiscal 2022. The businesses sold were reported in our Transportation Solutions and Industrial Solutions segments. Additionally, during fiscal 2022, we recorded pre-tax impairment charges of $14 million in connection with held for sale businesses in our Industrial Solutions segment.

During fiscal 2021, we sold two businesses which were reported in our Industrial Solutions segment. In connection with the divestitures, we recorded pre-tax impairment charges and a net pre-tax loss on sales, which totaled to a net charge of $21 million.

4. Acquisitions

During fiscal 2023, we acquired one business for a cash purchase price of $110 million, net of cash acquired. The acquisition was reported as part of our Industrial Solutions segment from the date of acquisition.

We acquired three businesses for a combined cash purchase price of $245 million, net of cash acquired, during fiscal 2022. The acquisitions were reported as part of our Communications Solutions segment from the date of acquisition.

During fiscal 2021, we acquired four businesses for a combined cash purchase price of $422 million, net of cash acquired. The acquisitions were reported as part of our Industrial Solutions segment from the date of acquisition. During fiscal 2022, we finalized the purchase price allocation of certain fiscal 2021 acquisitions, which included the recognition of $25 million of cash acquired, and the associated goodwill was reduced. See Note 7 for additional information.

Pending Acquisition

In August 2023, we entered into a definitive agreement under which we agreed to launch a public tender offer to acquire all outstanding shares of Schaffner Holding AG ("Schaffner"), a leader in electromagnetic solutions based in Switzerland, for CHF 505.00 per share in cash for a fair value of approximately CHF 320 million (equivalent to approximately $350 million). The tender offer commenced in September 2023. As of November 10, 2023, the completion of the initial offer period, the offer has been accepted for approximately 89% of Schaffner's outstanding shares. The offer is subject to customary closing conditions, including regulatory approvals, and is expected to be settled in the first quarter of fiscal 2024.

5. Inventories

Inventories consisted of the following:

| | Fiscal Year End | |
| | 2023 | 2022 |
	(in millions)	
Raw materials	$ 367	$ 390
Work in progress	1,185	1,066
Finished goods	1,000	1,220
Inventories	$ 2,552	$ 2,676

6. Property, Plant, and Equipment, Net

Net property, plant, and equipment consisted of the following:

	Fiscal Year End	
	2023	2022
	(in millions)	
Property, plant, and equipment, gross:		
Land and improvements	$ 116	$ 106
Buildings and improvements	1,438	1,331
Machinery and equipment	8,311	7,727
Construction in process	625	609
	10,490	9,773
Accumulated depreciation	(6,736)	(6,206)
Property, plant, and equipment, net	$ 3,754	$ 3,567

Depreciation expense was $607 million, $593 million, and $576 million in fiscal 2023, 2022, and 2021, respectively.

7. Goodwill

The changes in the carrying amount of goodwill by segment were as follows:

	Transportation Solutions	Industrial Solutions	Communications Solutions	Total
	(in millions)			
Balance at fiscal year end 2021[1]	$ 1,549	$ 3,437	$ 604	$ 5,590
Acquisitions	—	—	141	141
Purchase price adjustments	—	(91)	—	(91)
Currency translation and other	(110)	(228)	(44)	(382)
Balance at fiscal year end 2022[1]	1,439	3,118	701	5,258
Acquisition	—	75	—	75
Currency translation and other	39	70	21	130
Balance at fiscal year end 2023[1]	$ 1,478	$ 3,263	$ 722	$ 5,463

[1] At fiscal year end 2023, 2022, and 2021, accumulated impairment losses for the Transportation Solutions, Industrial Solutions, and Communications Solutions segments were $3,091 million, $669 million, and $489 million, respectively.

During fiscal 2023 and 2022, we recognized goodwill of $75 million and $141 million, respectively, in connection with new acquisitions. Also during fiscal 2022, we recognized purchase price adjustments in connection with prior year acquisitions, including two acquisitions that closed late in the fourth quarter of fiscal 2021. See Note 4 for additional information regarding acquisitions.

We completed our annual goodwill impairment test in the fourth quarter of fiscal 2023 and determined that no impairment existed.

8. Intangible Assets, Net

Intangible assets consisted of the following:

	2023			2022		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in millions)					
Customer relationships	$ 1,720	$ (806)	$ 914	$ 1,642	$ (687)	$ 955
Intellectual property	1,186	(938)	248	1,174	(852)	322
Other	19	(6)	13	16	(5)	11
Total	$ 2,925	$ (1,750)	$ 1,175	$ 2,832	$ (1,544)	$ 1,288

Intangible asset amortization expense was $187 million, $192 million, and $193 million for fiscal 2023, 2022, and 2021, respectively. At fiscal year end 2023, the aggregate amortization expense on intangible assets is expected to be as follows:

	(in millions)
Fiscal 2024	$ 165
Fiscal 2025	147
Fiscal 2026	142
Fiscal 2027	124
Fiscal 2028	92
Thereafter	505
Total	$ 1,175

9. Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following:

	Fiscal Year End	
	2023	2022
	(in millions)	
Accrued payroll and employee benefits	$ 577	$ 535
Dividends payable to shareholders	368	356
Restructuring reserves	240	182
Income taxes payable	140	162
Lease liability	118	126
Deferred revenue	74	63
Share repurchase program payable	71	70
Interest payable	28	28
Other	602	603
Accrued and other current liabilities	$ 2,218	$ 2,125

10. Debt

Debt was as follows:

	Fiscal Year End	
	2023	2022
	(in millions)	
Principal debt:		
Commercial paper, at a weighted-average interest rate of 5.50% and 3.45%, respectively	$ 330	$ 370
1.10% euro-denominated senior notes due 2023	—	538
3.45% senior notes due 2024	350	350
0.00% euro-denominated senior notes due 2025	582	538
4.50% senior notes due 2026	500	—
3.70% senior notes due 2026	350	350
3.125% senior notes due 2027	400	400
0.00% euro-denominated senior notes due 2029	582	538
2.50% senior notes due in 2032	600	600
7.125% senior notes due 2037	477	477
Other	75	83
	4,246	4,244
Unamortized discounts, premiums, and debt issuance costs, net	(35)	(38)
Total debt	$ 4,211	$ 4,206

During fiscal 2023, Tyco Electronics Group S.A. ("TEGSA"), our wholly-owned subsidiary, issued $500 million aggregate principal amount of 4.50% senior notes due in February 2026. The notes are TEGSA's unsecured senior obligations and rank equally in right of payment with all existing and any future senior indebtedness of TEGSA and senior to any subordinated indebtedness that TEGSA may incur.

TEGSA has a five-year unsecured senior revolving credit facility ("Credit Facility") with a maturity date of June 2026 and total commitments of $1.5 billion. The Credit Facility contains provisions that allow for incremental commitments of up to $500 million, an option to temporarily increase the financial ratio covenant following a qualified acquisition, and borrowings in designated currencies. TEGSA had no borrowings under the Credit Facility at fiscal year end 2023 or 2022.

Borrowings under the Credit Facility bear interest at a rate per annum equal to, at the option of TEGSA, (1) the term secured overnight financing rate ("Term SOFR") (as defined in the Credit Facility), (2) an alternate base rate equal to the highest of (i) Bank of America, N.A.'s base rate, (ii) the federal funds effective rate plus $\frac{1}{2}$ of 1%, and (iii) the Term SOFR for a one-month interest period plus 1%, (3) an alternative currency daily rate, or (4) an alternative currency term rate, plus, in each case, an applicable margin based upon the senior, unsecured, long-term debt rating of TEGSA. TEGSA is required to pay an annual facility fee. Based on the applicable credit ratings of TEGSA, this fee ranges from 5.0 to 12.5 basis points of the lenders' commitments under the Credit Facility.

The Credit Facility contains a financial ratio covenant providing that if, as of the last day of each fiscal quarter, our ratio of Consolidated Total Debt to Consolidated EBITDA (as defined in the Credit Facility) for the then most recently concluded period of four consecutive fiscal quarters exceeds 3.75 to 1.0, an Event of Default (as defined in the Credit Facility) is triggered. The Credit Facility and our other debt agreements contain other customary covenants.

Periodically, TEGSA issues commercial paper to U.S. institutional accredited investors and qualified institutional buyers in accordance with available exemptions from the registration requirements of the Securities Act of 1933 as part of our ongoing effort to maintain financial flexibility and to potentially decrease the cost of borrowings. Borrowings under the commercial paper program are backed by the Credit Facility.

TEGSA's payment obligations under its senior notes, commercial paper, and Credit Facility are fully and unconditionally guaranteed on an unsecured basis by its parent, TE Connectivity Ltd.

At fiscal year end 2023, principal payments required for debt are as follows:

	(in millions)
Fiscal 2024	$ 682
Fiscal 2025	584
Fiscal 2026	852
Fiscal 2027	402
Fiscal 2028	—
Thereafter	1,726
Total	$ 4,246

The fair value of our debt, based on indicative valuations, was approximately $3,974 million and $3,990 million at fiscal year end 2023 and 2022, respectively.

11. Leases

The components of lease cost were as follows:

	Fiscal		
	2023	2022	2021
		(in millions)	
Operating lease cost	$ 129	$ 131	$ 120
Variable lease cost	55	52	49
Total lease cost	$ 184	$ 183	$ 169

Amounts recognized on the Consolidated Balance Sheets were as follows:

	Fiscal Year End	
	2023	2022
	($ in millions)	
Operating lease ROU assets:		
Other assets	$ 390	$ 424
Operating lease liabilities:		
Accrued and other current liabilities	$ 118	$ 126
Other liabilities	280	308
Total operating lease liabilities	$ 398	$ 434
Weighted-average remaining lease term (in years)	5.0	5.3
Weighted-average discount rate	3.0 %	2.0 %

Cash flow information, including significant non-cash transactions, related to leases was as follows:

	Fiscal		
	2023	2022	2021
		(in millions)	
Cash paid for amounts included in the measurement of lease liabilities:			
Payments for operating leases[1]	$ 127	$ 122	$ 123
ROU assets, including modifications of existing leases, obtained in exchange for operating lease liabilities	106	135	123

(1) These payments are included in cash flows from operating activities, primarily in changes in accrued and other current liabilities.

At fiscal year end 2023, the maturities of operating lease liabilities were as follows:

	(in millions)
Fiscal 2024	$ 118
Fiscal 2025	107
Fiscal 2026	71
Fiscal 2027	42
Fiscal 2028	30
Thereafter	64
Total lease payments	432
Less: interest	(34)
Present value of lease liabilities	$ 398

12. Commitments and Contingencies

Legal Proceedings

In the normal course of business, we are subject to various legal proceedings and claims, including patent infringement claims, product liability matters, employment disputes, disputes on agreements, other commercial disputes, environmental matters, antitrust claims, and tax matters, including non-income tax matters such as value added tax, sales and use tax, real estate tax, and transfer tax. Although it is not feasible to predict the outcome of these proceedings, based upon our experience, current information, and applicable law, we do not expect that the outcome of these proceedings, either individually or in the aggregate, will have a material effect on our results of operations, financial position, or cash flows.

Trade Compliance Matters

We have been investigating our past compliance with relevant U.S. trade controls and have made voluntary disclosures of apparent trade controls violations to the U.S. Department of Commerce's Bureau of Industry and Security ("BIS") and the U.S. State Department's Directorate of Defense Trade Controls ("DDTC"). We are cooperating with the BIS and DDTC on these matters, and the resulting investigations are ongoing. We have also been contacted by the U.S. Department of Justice concerning aspects of these matters. We are unable to predict the timing and final outcome of the agencies' investigations. An unfavorable outcome may include fines or penalties imposed in response to our disclosures, but we are not yet able to reasonably estimate the extent of any such fines or penalties. Although we have reserved for potential fines and penalties relating to these matters based on our current understanding of the facts, the investigations into these matters have yet to be completed and the final outcome of such investigations and related fines and penalties may differ from amounts currently reserved.

Environmental Matters

We are involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites. The ultimate cost of site cleanup is difficult to predict given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations, and alternative cleanup methods. As of fiscal year end 2023, we concluded that we would incur investigation and remediation costs at these sites in the reasonably possible range of $17 million to $45 million, and we accrued $20 million as the probable loss, which was the best estimate within this range. We believe that any potential payment of such estimated amounts will not have a material adverse effect on our results of operations, financial position, or cash flows.

Guarantees

In disposing of assets or businesses, we often provide representations, warranties, and/or indemnities to cover various risks including unknown damage to assets, environmental risks involved in the sale of real estate, liability for investigation and remediation of environmental contamination at waste disposal sites and manufacturing facilities, and

unidentified tax liabilities and legal fees related to periods prior to disposition. We do not expect that these uncertainties will have a material adverse effect on our results of operations, financial position, or cash flows.

At fiscal year end 2023, we had outstanding letters of credit, letters of guarantee, and surety bonds of $198 million, including letters of credit of $29 million associated with our divesture of the Subsea Communications business. In addition, at fiscal year end 2023, we had $27 million of performance guarantees associated with that divestiture. We contractually agreed to continue to honor letters of credit and performance guarantees related to the business' projects that existed as of the date of sale; however, based on historical experience, we do not anticipate having to perform on these guarantees.

13. Financial Instruments and Fair Value Measurements

We use derivative and non-derivative financial instruments to manage certain exposures to foreign currency, interest rate, investment, and commodity risks.

Foreign Currency Exchange Rate Risk

As part of managing the exposure to changes in foreign currency exchange rates, we utilize cross-currency swap contracts and foreign currency forward contracts, a portion of which are designated as cash flow hedges. The objective of these contracts is to minimize impacts to cash flows and profitability due to changes in foreign currency exchange rates on intercompany and other cash transactions. We expect that significantly all of the balance in accumulated other comprehensive income (loss) associated with the cash flow hedge-designated instruments addressing foreign exchange risks will be reclassified into the Consolidated Statement of Operations within the next twelve months.

During fiscal 2015, we entered into cross-currency swap contracts, which were designated as cash flow hedges, to reduce our exposure to foreign currency exchange rate risk associated with certain intercompany loans. As of fiscal year end 2022, all such cross-currency swap contracts had been terminated or matured and were settled; additionally, all related collateral positions were settled. During fiscal 2023, we did not enter into any cross-currency swap contracts and there were no amounts outstanding.

The impacts of our cross-currency swap contracts were as follows:

	Fiscal	
	2022	2021
	(in millions)	
Losses recorded in other comprehensive income (loss)	$ (7)	$ (6)
Gains (losses) excluded from the hedging relationship(1)	70	(6)
Gains reclassified from other comprehensive income (loss) into selling, general, and administrative expenses	2	—

(1) Gains and losses excluded from the hedging relationship are recognized prospectively in selling, general, and administrative expenses and are offset by losses and gains generated as a result of re-measuring certain intercompany loans to the U.S. dollar.

Hedge of Net Investment

We hedge our net investment in certain foreign operations using intercompany loans and external borrowings denominated in the same currencies. The aggregate notional value of these hedges was $1,709 million and $1,658 million at fiscal year end 2023 and 2022, respectively.

We also use a cross-currency swap program to hedge our net investment in certain foreign operations. The aggregate notional value of the contracts under this program was $3,806 million and $1,873 million at fiscal year end 2023 and 2022, respectively. Under the terms of these contracts, we receive interest in U.S. dollars at a weighted-average rate of 1.6% per annum and pay no interest. Upon the maturity of these contracts at various dates through fiscal 2027, we will pay the notional value of the contracts in the designated foreign currency and receive U.S. dollars from our counterparties. We are not required to provide collateral for these contracts.

These cross-currency swap contracts were recorded on the Consolidated Balance Sheets as follows:

	Fiscal Year End	
	2023	**2022**
	(in millions)	
Prepaid expenses and other current assets	$ 109	$ 55
Other assets	79	172
Accrued and other current liabilities	4	—
Other liabilities	10	—

The impacts of our hedge of net investment programs were as follows:

	Fiscal		
	2023	**2022**	**2021**
		(in millions)	
Foreign currency exchange gains (losses) on intercompany loans and external borrowings[1]	$ (162)	$ 516	$ (12)
Gains (losses) on cross-currency swap contracts designated as hedges of net investment[1]	(29)	265	(22)

(1)   Recorded as currency translation, a component of accumulated other comprehensive income (loss), and offset by changes attributable to the translation of the net investment.

Interest Rate and Investment Risk Management

We issue debt, as needed, to fund our operations and capital requirements. Such borrowings can result in interest rate exposure. To manage the interest rate exposure, we use interest rate swap contracts to convert a portion of fixed rate debt into variable rate debt. We may utilize forward starting interest rate swap contracts to manage interest rate exposure in periods prior to the anticipated issuance of fixed rate debt. During fiscal 2022, we terminated forward starting interest rate swap contracts as a result of the issuance of our 2.50% senior notes due in 2032. During fiscal 2023, we did not enter into any forward starting interest rate swap contracts and there were no amounts outstanding.

The impacts of our forward starting interest rate swap contracts were as follows:

	Fiscal	
	2022	**2021**
	(in millions)	
Gains recorded in other comprehensive income (loss)	$ 13	$ 33

We also utilize investment swap contracts to manage earnings exposure on certain nonqualified deferred compensation liabilities.

Commodity Hedges

As part of managing the exposure to certain commodity price fluctuations, we utilize commodity swap contracts. The objective of these contracts is to minimize impacts to cash flows and profitability due to changes in prices of commodities used in production. These contracts had an aggregate notional value of $459 million and $566 million at fiscal year end 2023 and 2022, respectively, and were designated as cash flow hedges. These commodity swap contracts were recorded on the Consolidated Balance Sheets as follows:

	Fiscal Year End	
	2023	**2022**
	(in millions)	
Prepaid expenses and other current assets	$ 3	$ 2
Accrued and other current liabilities	21	77
Other liabilities	5	7

The impacts of our commodity swap contracts were as follows:

| | Fiscal | | |
| | **2023** | **2022** | **2021** |
		(in millions)	
Gains (losses) recorded in other comprehensive income (loss)	$ 31	$ (86)	$ 58
Gains (losses) reclassified from accumulated other comprehensive income (loss) into cost of sales	(39)	22	92

We expect that significantly all of the balance in accumulated other comprehensive income (loss) associated with commodity hedges will be reclassified into the Consolidated Statement of Operations within the next twelve months.

Fair Value Measurements

Financial instruments recorded at fair value on a recurring basis, which consist of marketable securities and derivative instruments not discussed above, were immaterial at fiscal year end 2023 and 2022.

14. Retirement Plans

Defined Benefit Pension Plans

We have several contributory and noncontributory defined benefit retirement plans covering certain of our non-U.S. and U.S. employees, designed in accordance with local customs and practice.

The net periodic pension benefit cost (credit) for all non-U.S. and U.S. defined benefit pension plans was as follows:

	Non-U.S. Plans			U.S. Plans		
	Fiscal			Fiscal		
	2023	**2022**	**2021**	**2023**	**2022**	**2021**
			($ in millions)			
Operating expense:						
Service cost	$ 29	$ 38	$ 48	$ 9	$ 8	$ 12
Other (income) expense:						
Interest cost	60	32	30	38	26	30
Expected returns on plan assets	(48)	(55)	(57)	(38)	(47)	(52)
Amortization of net actuarial loss	6	24	32	4	3	9
Amortization of prior service credit	(4)	(5)	(6)	—	—	—
Settlement and curtailment losses (gains)	(2)	(3)	(2)	—	—	28 [1]
Net periodic pension benefit cost (credit)	$ 41	$ 31	$ 45	$ 13	$ (10)	$ 27
Weighted-average assumptions used to determine net pension benefit cost (credit) during the fiscal year:						
Discount rate	3.80 %	1.37 %	1.13 %	5.53 %	2.84 %	2.57 %
Expected returns on plan assets	4.61 %	3.77 %	3.65 %	6.60 %	5.90 %	5.60 %
Rates of compensation increases	2.62 %	2.53 %	2.50 %	— %	— %	— %

[1] During fiscal 2021, we recognized a settlement charge of $28 million, which was recorded in net other income (expense) on the Consolidated Statement of Operations, in connection with the transfer of certain U.S. pension plan liabilities to an insurance company through the purchase of a group annuity contract.

The following table represents the changes in benefit obligation and plan assets and the net amount recognized on the Consolidated Balance Sheets for all non-U.S. and U.S. defined benefit pension plans:

	Non-U.S. Plans Fiscal		U.S. Plans Fiscal	
	2023	**2022**	**2023**	**2022**
	($ in millions)			
Change in benefit obligation:				
Benefit obligation at beginning of fiscal year	$ 1,502	$ 2,520	$ 717	$ 952
Service cost	29	38	9	8
Interest cost	60	32	38	26
Actuarial gains	(79)	(660)	(23)	(204)
Benefits and administrative expenses paid	(73)	(82)	(67)	(65)
Settlements and curtailments	(38)	(10)	—	—
Currency translation	105	(353)	—	—
Other	3	17	—	—
Benefit obligation at end of fiscal year	1,509	1,502	674	717
Change in plan assets:				
Fair value of plan assets at beginning of fiscal year	989	1,582	612	833
Actual returns on plan assets	(3)	(320)	20	(158)
Employer contributions	70	40	1	2
Benefits and administrative expenses paid	(73)	(82)	(67)	(65)
Settlements	(35)	(10)	—	—
Currency translation	54	(235)	—	—
Other	5	14	—	—
Fair value of plan assets at end of fiscal year	1,007	989	566	612
Funded status	$ (502)	$ (513)	$ (108)	$ (105)
Amounts recognized on the Consolidated Balance Sheets:				
Other assets	$ 143	$ 92	$ —	$ —
Accrued and other current liabilities	(30)	(25)	(4)	(4)
Long-term pension and postretirement liabilities	(615)	(580)	(104)	(101)
Net amount recognized	$ (502)	$ (513)	$ (108)	$ (105)
Pre-tax amounts included in accumulated other comprehensive income (loss) which have not yet been recognized in net periodic pension benefit cost:				
Net actuarial loss	$ (154)	$ (176)	$ (140)	$ (149)
Prior service (cost) credit	9	16	—	(1)
Total	$ (145)	$ (160)	$ (140)	$ (150)
Weighted-average assumptions used to determine pension benefit obligation at fiscal year end:				
Discount rate	4.13 %	3.80 %	6.04 %	5.53 %
Rates of compensation increases	2.68 %	2.62 %	— %	— %

The pre-tax amounts recognized in accumulated other comprehensive income (loss) for all non-U.S. and U.S. defined benefit pension plans were as follows:

| | Non-U.S. Plans | | U.S. Plans | |
| | Fiscal | | Fiscal | |
	2023	2022	2023	2022
	(in millions)			
Current year net actuarial gain (loss) recorded in accumulated other comprehensive income (loss)	$ 16	$ 350	$ 5	$ (1)
Amortization of net actuarial loss[1]	6	21	4	3
Current year prior service credit (cost) recorded in accumulated other comprehensive income (loss)	(1)	(5)	1	—
Amortization of prior service credit[1]	(6)	(5)	—	—
	$ 15	$ 361	$ 10	$ 2

___

[1] Includes amounts reflected as settlement and curtailment losses (gains) in the above net periodic pension benefit cost (credit) table.

In fiscal 2022, unrecognized actuarial gains recorded in accumulated other comprehensive income (loss) were primarily the result of higher discount rates, partially offset by unfavorable asset performance for our non-U.S. defined benefit pension plans as compared to fiscal 2021.

In determining the expected returns on plan assets, we consider the relative weighting of plan assets by class and individual asset class performance expectations.

The investment strategies for non-U.S. and U.S. pension plans are governed locally. Our investment strategy for our pension plans is to manage the plans on a going concern basis. Current investment policy is to achieve a reasonable return on assets, subject to a prudent level of portfolio risk, for the purpose of enhancing the security of benefits for participants. Projected returns are based primarily on pro forma asset allocation, expected long-term returns, and forward-looking estimates of active portfolio and investment management.

At fiscal year end 2023, the long-term target asset allocation in our U.S. plans' master trust is 25% return-seeking assets and 75% liability-hedging assets. Return-seeking assets, including non-U.S. and U.S. equity securities, are assets intended to generate returns in excess of pension liability growth. Liability-hedging assets, including government and corporate bonds, are assets intended to have characteristics similar to pension liabilities and are used to better match asset cash flows with expected obligation cash flows. Asset re-allocation to meet that target is occurring over a multi-year period based on the funded status. We expect to reach our target allocation when the funded status of the plans exceeds 110%. Based on the funded status of the plans as of fiscal year end 2023, our target asset allocation is 67% return-seeking and 33% liability-hedging.

Target weighted-average asset allocation and weighted-average asset allocation for non-U.S. and U.S. pension plans were as follows:

| | Non-U.S. Plans | | | U.S. Plans | | |
	Target	Fiscal Year End 2023	Fiscal Year End 2022	Target	Fiscal Year End 2023	Fiscal Year End 2022
Asset category:						
Equity securities	32 %	38 %	22 %	67 %	50 %	48 %
Fixed income	35	36	63	33	50	52
Other	33	26	15	—	—	—
Total	100 %	100 %	100 %	100 %	100 %	100 %

Our common shares are not a direct investment of our pension funds; however, the pension funds may indirectly include our shares. The aggregate amount of our common shares would not be considered material relative to the total pension fund assets.

Our funding policy is to make contributions in accordance with the laws and customs of the various countries in which we operate as well as to make discretionary voluntary contributions from time to time. We expect to make the minimum required contributions of $43 million and $27 million to our non-U.S. and U.S. pension plans, respectively, in fiscal 2024. We may also make voluntary contributions at our discretion.

At fiscal year end 2023, benefit payments, which reflect future expected service, as appropriate, are expected to be paid as follows:

	Non-U.S. Plans	U.S. Plans
	(in millions)	
Fiscal 2024	$ 88	64
Fiscal 2025	83	61
Fiscal 2026	83	61
Fiscal 2027	86	60
Fiscal 2028	93	59
Fiscal 2029-2033	511	276

Presented below is the accumulated benefit obligation for all non-U.S. and U.S. pension plans as well as additional information related to plans with an accumulated benefit obligation in excess of plan assets and plans with a projected benefit obligation in excess of plan assets.

	Non-U.S. Plans		U.S. Plans	
	Fiscal Year End		Fiscal Year End	
	2023	2022	2023	2022
	(in millions)			
Accumulated benefit obligation	$ 1,446	$ 1,434	$ 674	$ 717
Pension plans with accumulated benefit obligations in excess of plan assets:				
Accumulated benefit obligation	643	598	674	717
Fair value of plan assets	42	43	566	612
Pension plans with projected benefit obligations in excess of plan assets:				
Projected benefit obligation	742	689	674	717
Fair value of plan assets	91	84	566	612

We value our pension assets based on the fair value hierarchy of ASC 820, *Fair Value Measurements and Disclosures*. Details of the fair value hierarchy are described in Note 2. The following table presents our defined benefit pension plans' asset categories and their associated fair value within the fair value hierarchy:

	Fiscal Year End 2023							
	Non-U.S. Plans				U.S. Plans			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)							
Equity:								
Commingled equity funds[1]	$ —	$ 185	$ —	$ 185	$ —	$ 153	$ —	$ 153
Fixed income:								
Commingled fixed income funds[2]	—	559	—	559	—	252	—	252
Other[3]	—	167	—	167	—	14	—	14
Subtotal	$ —	$ 911	$ —	911	$ —	$ 419	$ —	419
Items to reconcile to fair value of plan assets[4]				96				147
Fair value of plan assets				$ 1,007				$ 566

	Fiscal Year End 2022							
	Non-U.S. Plans				**U.S. Plans**			
	Level 1	**Level 2**	**Level 3**	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total**
				(in millions)				
Equity:								
Commingled equity funds[1]	$ —	$ 159	$ —	$ 159	$ —	$ 161	$ —	$ 161
Fixed income:								
Commingled fixed income funds[2]	—	540	—	540	—	306	—	306
Other[3]	—	141	—	141	—	14	—	14
Subtotal	$ —	$ 840	$ —	840	$ —	$ 481	$ —	481
Items to reconcile to fair value of plan assets[4]				149				131
Fair value of plan assets				$ 989				$ 612

---

(1)   Commingled equity funds are pooled investments in multiple equity-type securities. Fair value is calculated as the closing price of the underlying investments, an observable market condition, divided by the number of shares of the fund outstanding.

(2)   Commingled fixed income funds are pooled investments in multiple fixed income-type securities. Fair value is calculated as the closing price of the underlying investments, an observable market condition, divided by the number of shares of the fund outstanding.

(3)   Other investments are composed of insurance contracts, derivatives, short-term investments, structured products such as collateralized obligations and mortgage- and asset-backed securities, real estate investments, and hedge funds. Insurance contracts are valued using cash surrender value, or face value of the contract if a cash surrender value is unavailable (level 2), as these values represent the amount that the plan would receive on termination of the underlying contract. Derivatives, short-term investments, and structured products are marked to fair value using models that are supported by observable market-based data (level 2). Real estate investments include investments in commingled real estate funds and are valued at net asset value which is calculated using unobservable inputs that are supported by little or no market activity (level 3). Hedge funds are valued at their net asset value which is calculated using unobservable inputs that are supported by little or no market activity (level 3).

(4)   Items to reconcile to fair value of plan assets include certain investments containing no significant redemption restrictions that were measured at net asset value ("NAV") using the NAV practical expedient available in ASC 820 and amounts receivable or payable for unsettled transactions and cash balances, both of which are considered to be carried at book value.

Defined Contribution Retirement Plans

We maintain several defined contribution retirement plans, the most significant of which is located in the U.S. These plans include 401(k) matching programs, as well as qualified and nonqualified profit sharing and share bonus retirement plans. Expense for the defined contribution plans is computed as a percentage of participants' compensation and was $56 million, $59 million, and $60 million for fiscal 2023, 2022, and 2021, respectively.

Deferred Compensation Plans

We maintain nonqualified deferred compensation plans, which permit eligible employees to defer a portion of their compensation. A record-keeping account is set up for each participant and the participant chooses from a variety of measurement funds for the deemed investment of their accounts. The measurement funds correspond to several funds in our 401(k) plans and the account balance fluctuates with the investment returns on those funds. At fiscal year end 2023 and 2022, total deferred compensation liabilities were $236 million and $206 million, respectively, and were recorded in other liabilities on the Consolidated Balance Sheets. See Note 13 for additional information regarding our risk management strategy related to deferred compensation liabilities.

Postretirement Benefit Plans

In addition to providing pension and 401(k) benefits, we also provide certain health care coverage continuation for qualifying retirees from the date of retirement to age 65 or lifetime, as applicable. The accumulated postretirement benefit obligation was $11 million and $13 million at fiscal year end 2023 and 2022, respectively, and the underfunded status of the postretirement benefit plans was included primarily in long-term pension and postretirement liabilities on the Consolidated Balance Sheets. Activity during fiscal 2023, 2022, and 2021 was not significant.

15. Income Taxes

Income Tax Expense

Significant components of the income tax expense were as follows:

| | Fiscal | | |
	2023	2022	2021
	(in millions)		
Current income tax expense (benefit):			
U.S. Federal	$ 23	$ 20	$ 3
U.S. State	—	(19)	12
Non-U.S.	418	452	462
	441	453	477
Deferred income tax expense (benefit):			
U.S. Federal	(90)	(90)	(24)
U.S. State	(6)	—	(15)
Non-U.S.	19	(57)	(315)
	(77)	(147)	(354)
Income tax expense	$ 364	$ 306	$ 123

The U.S. and non-U.S. components of income from continuing operations before income taxes were as follows:

| | Fiscal | | |
	2023	2022	2021
	(in millions)		
U.S.	$ (137)	$ (4)	$ (336)
Non-U.S.	2,405	2,737	2,714
Income from continuing operations before income taxes	$ 2,268	$ 2,733	$ 2,378

The reconciliation between U.S. federal income taxes at the statutory rate and income tax expense was as follows:

| | Fiscal | | |
	2023	2022	2021
	(in millions)		
Notional U.S. federal income tax expense at the statutory rate[1]	$ 476	$ 574	$ 499
Adjustments to reconcile to the income tax expense:			
U.S. state income tax benefit, net	(5)	(15)	(2)
Tax law changes	(1)	21	12
Tax credits	(13)	(13)	(13)
Non-U.S. net earnings[2]	(58)	(105)	(71)
Change in accrued income tax liabilities	47	(14)	37
Valuation allowance	(47)	(37)	(353)
Legal entity restructurings and intercompany transactions	(1)	(123)	19
Divestitures	(17)	—	—
Excess tax benefits from share-based payments	(6)	(15)	(21)
Other	(11)	33	16
Income tax expense	$ 364	$ 306	$ 123

---

(1)   The U.S. federal statutory rate was 21% for fiscal 2023, 2022, and 2021.

(2)   Excludes items which are separately presented.

The income tax expense for fiscal 2023 included a $49 million income tax benefit related to a decrease in the valuation allowance for certain U.S. tax loss and credit carryforwards.

The income tax expense for fiscal 2022 included a $124 million income tax benefit related to the tax impacts of certain intercompany transactions, a $64 million income tax benefit related primarily to a lapse of a statute of limitation, and a $51 million income tax benefit related to the release of a valuation allowance associated primarily with improved current and expected future operating profit and taxable income. In addition, the income tax expense for fiscal 2022 included $27 million of income tax expense related to the write-down of certain deferred tax assets to the lower corporate tax rate enacted in the canton of Schaffhausen and $12 million of income tax expense related to an income tax audit of an acquired entity. As we are entitled to indemnification of pre-acquisition period tax obligations under the terms of the purchase agreement, we recorded an associated indemnification receivable and other income of $11 million during fiscal 2022.

The income tax expense for fiscal 2021 included a $353 million income tax benefit related to changes in valuation allowances, of which $327 million related to the net reduction in valuation allowances associated primarily with certain tax planning actions as well as improved current and expected future operating profit and taxable income. In addition, the income tax expense for fiscal 2021 included a $29 million income tax benefit related to an Internal Revenue Service approved change in the tax method of depreciating or amortizing certain assets and $23 million of income tax expense associated with the tax impacts of an intercompany transaction.

Deferred Tax Assets and Liabilities

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax asset were as follows:

	Fiscal Year End	
	2023	2022
	(in millions)	
Deferred tax assets:		
Accrued liabilities and reserves	$ 387	$ 317
Tax loss and credit carryforwards	8,547	8,288
Inventories	78	62
Intangible assets	519	563
Pension and postretirement benefits	70	71
Deferred revenue	10	1
Interest	468	406
Lease liabilities	84	81
Other	15	2
Gross deferred tax assets	10,178	9,791
Valuation allowance	(7,416)	(7,112)
Deferred tax assets, net of valuation allowance	2,762	2,679
Deferred tax liabilities:		
Property, plant, and equipment	(96)	(101)
Write-down of investments in subsidiaries	(95)	(125)
Lease ROU assets	(82)	(79)
Other	(74)	(120)
Total deferred tax liabilities	(347)	(425)
Net deferred tax assets	$ 2,415	$ 2,254

Our tax loss and credit carryforwards (tax effected) at fiscal year end 2023 were as follows:

| | Expiration Period | | | |
	Through Fiscal 2028	Fiscal 2029 Through Fiscal 2043	No Expiration	Total
	(in millions)			
U.S. Federal:				
Net operating loss carryforwards	$ 166	$ 238	$ 56	$ 460
Tax credit carryforwards	56	109	—	165
U.S. State:				
Net operating loss carryforwards	31	17	5	53
Tax credit carryforwards	8	—	5	13
Non-U.S.:				
Net operating loss carryforwards	121	6,321	1,374	7,816
Tax credit carryforwards	—	—	1	1
Capital loss carryforwards	2	—	37	39
Total tax loss and credit carryforwards	$ 384	$ 6,685	$ 1,478	$ 8,547

The valuation allowance for deferred tax assets of $7,416 million and $7,112 million at fiscal year end 2023 and 2022, respectively, related principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in various jurisdictions. During fiscal 2023, we completed tax returns for certain non-U.S. entities which resulted in the recognition of additional deferred tax assets for tax loss carryforwards of $313 million. As we do not expect these subsidiaries to generate sufficient future taxable income to realize the deferred tax assets, we recognized a corresponding increase to the valuation allowance. We believe that we will generate sufficient future taxable income to realize the income tax benefits related to the remaining net deferred tax assets on the Consolidated Balance Sheet.

We have provided income taxes for earnings that are currently distributed as well as the taxes associated with several subsidiaries' earnings that are expected to be distributed in the future. No additional provision has been made for Swiss or non-Swiss income taxes on the undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to basis differences in investments in subsidiaries, as such earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or we have concluded that no additional tax liability will arise as a result of the distribution of such earnings. As of fiscal year end 2023, certain subsidiaries had approximately $38.0 billion of cumulative undistributed earnings that have been retained indefinitely and reinvested in our global manufacturing operations, including working capital; property, plant, and equipment; intangible assets; and research and development activities. A liability could arise if our intention to permanently reinvest such earnings were to change and amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries. As of fiscal year end 2023, we had approximately $2.6 billion of cash, cash equivalents, and intercompany deposits, principally in our subsidiaries, that we have the ability to distribute to TEGSA, our Luxembourg subsidiary, which is the obligor of substantially all of our debt, and to TE Connectivity Ltd., our Swiss parent company, but we consider to be permanently reinvested. We estimate that an immaterial amount of tax expense would be recognized on the Consolidated Financial Statements if our intention to permanently reinvest these amounts were to change. Our current plans do not demonstrate a need to repatriate cash, cash equivalents, and intercompany deposits that are designated as permanently reinvested in order to fund our operations, including investing and financing activities.

Uncertain Tax Positions

The following table summarizes the activity related to unrecognized income tax benefits:

	Fiscal		
	2023	2022	2021
	(in millions)		
Balance at beginning of fiscal year	$ 287	$ 359	$ 414
Additions for tax positions related to prior years	78	10	14
Reductions for tax positions related to prior years	(1)	(17)	(77)
Additions for tax positions related to the current year	107	37	50
Current year acquisitions	1	—	4
Settlements	(2)	(2)	(9)
Reductions due to lapse of applicable statutes of limitations	(16)	(100)	(37)
Balance at end of fiscal year	$ 454	$ 287	$ 359

The total amount of unrecognized tax benefits that, if recognized, would reduce income tax expense and the effective tax rate were $327 million, $272 million, and $378 million at fiscal year end 2023, 2022, and 2021, respectively.

We record accrued interest and penalties related to uncertain tax positions as part of income tax expense (benefit). As of fiscal year end 2023 and 2022, we had $65 million and $54 million, respectively, of accrued interest and penalties related to uncertain tax positions on the Consolidated Balance Sheets, recorded primarily in income taxes. During fiscal 2023, 2022, and 2021, we recognized income tax expense of $11 million, $3 million, and $12 million, respectively, related to interest and penalties on the Consolidated Statements of Operations.

We file income tax returns on a unitary, consolidated, or stand-alone basis in multiple state and local jurisdictions, which generally have statutes of limitations ranging from 3 to 4 years. Various state and local income tax returns are currently in the process of examination or administrative appeal.

Our non-U.S. subsidiaries file income tax returns in the countries in which they have operations. Generally, these countries have statutes of limitations ranging from 3 to 10 years. Various non-U.S. subsidiary income tax returns are currently in the process of examination by taxing authorities.

As of fiscal year end 2023, under applicable statutes, the following tax years remained subject to examination in the major tax jurisdictions indicated:

Jurisdiction	Open Years
Brazil	2018 through 2023
China	2013 through 2023
Czech Republic	2017 through 2023
France	2020 through 2023
Germany	2012 through 2023
Hong Kong	2017 through 2023
India	2012 through 2023
Ireland	2018 through 2023
Italy	2017 through 2023
Japan	2017 through 2023
Luxembourg	2018 through 2023
Mexico	2018 through 2023
Singapore	2017 through 2023
South Korea	2018 through 2023
Spain	2019 through 2023
Switzerland	2018 through 2023
Thailand	2021 through 2023
United Kingdom	2021 through 2023
U.S.—federal	2020 through 2023

In most jurisdictions, taxing authorities retain the ability to review prior tax years and to adjust any net operating loss and tax credit carryforwards from these years that are utilized in a subsequent period.

Although it is difficult to predict the timing or results of our worldwide examinations, we estimate that approximately $30 million of unrecognized income tax benefits, excluding the impact relating to accrued interest and penalties, could be resolved within the next twelve months.

We are not aware of any other matters that would result in significant changes to the amount of unrecognized income tax benefits reflected on the Consolidated Balance Sheet as of fiscal year end 2023.

16. Earnings Per Share

The weighted-average number of shares outstanding used in the computations of basic and diluted earnings per share were as follows:

	Fiscal		
	2023	2022	2021
	(in millions)		
Basic	315	323	330
Dilutive impact of share-based compensation arrangements	2	2	3
Diluted	317	325	333

The following share options were not included in the computation of diluted earnings per share because the instruments' underlying exercise prices were greater than the average market prices of our common shares and inclusion would be antidilutive:

	Fiscal		
	2023	2022	2021
	(in millions)		
Antidilutive share options	1	1	—

17. Shareholders' Equity and Redeemable Noncontrolling Interest

Common Shares

We are organized under the laws of Switzerland. The rights of holders of our shares are governed by Swiss law, our Swiss articles of association, and our Swiss organizational regulations. The par value of our common shares is stated in Swiss francs ("CHF"); however, we use the U.S. dollar as our reporting currency on the Consolidated Financial Statements.

Subject to certain conditions specified in our articles of association, we are authorized to increase our conditional share capital by issuing new shares in aggregate not exceeding 50% of our authorized shares. As part of the Swiss corporate law reform, effective as of January 1, 2023, the concept of a capital band was introduced. Under a capital band, the articles of association may authorize the board of directors for a maximum period of five years to increase the ordinary share capital registered in the commercial register to a maximum of 150% and/or reduce it to a minimum of 50% of the share capital existing at the time of the introduction of the capital band. In March 2023, our shareholders approved, for a period of one year ending March 15, 2024, our board of directors' authorization to issue additional new shares to a maximum of 120% and/or reduce shares to a minimum of 80% of the existing share capital, subject to certain conditions specified in our articles of association.

Common Shares Held in Treasury

At fiscal year end 2023, approximately 10 million common shares were held in treasury, of which 4 million were owned by one of our subsidiaries. At fiscal year end 2022, approximately 13 million common shares were held in treasury, of which 5 million were owned by one of our subsidiaries. Shares held both directly by us and by our subsidiary are presented as treasury shares on the Consolidated Balance Sheets.

In fiscal 2023, 2022, and 2021, our shareholders approved the cancellation of eight and a half million, five million, and three million shares, respectively, purchased under our share repurchase program. These capital reductions by cancellation of shares were subject to a notice period, filing with the commercial register in Switzerland, and other requirements.

Contributed Surplus

As a result of cumulative equity transactions, including dividend activity and treasury share cancellations, our contributed surplus balance was reduced to zero with residual activity recorded against accumulated earnings as reflected on the Consolidated Statement of Shareholders' Equity. To the extent that the contributed surplus balance continues to be zero, the impact of future transactions that normally would have been recorded as a reduction of contributed surplus will be recorded in accumulated earnings. Contributed surplus established for Swiss tax and statutory purposes ("Swiss Contributed Surplus") is not impacted by our GAAP treatment.

Swiss Contributed Surplus, subject to certain conditions, is a freely distributable reserve. As of fiscal year end 2023 and 2022, Swiss Contributed Surplus was CHF 3,562 million and CHF 4,239 million, respectively (equivalent to $2,454 million and $3,191 million, respectively).

Dividends

We paid cash dividends to shareholders of $2.30, $2.12, and $1.96 per share in fiscal 2023, 2022, and 2021, respectively.

Under Swiss law, subject to certain conditions, dividends paid from reserves from capital contributions (equivalent to Swiss Contributed Surplus) are exempt from Swiss withholding tax. Dividends on our shares must be approved by our shareholders.

Our shareholders approved the following dividends on our common shares:

Approval Date	Annual Payment Per Share	Payment Timing
March 2020	$1.92, payable in four quarterly installments of $0.48	Third quarter of fiscal 2020
		Fourth quarter of fiscal 2020
		First quarter of fiscal 2021
		Second quarter of fiscal 2021
March 2021	$2.00, payable in four quarterly installments of $0.50	Third quarter of fiscal 2021
		Fourth quarter of fiscal 2021
		First quarter of fiscal 2022
		Second quarter of fiscal 2022
March 2022	$2.24, payable in four quarterly installments of $0.56	Third quarter of fiscal 2022
		Fourth quarter of fiscal 2022
		First quarter of fiscal 2023
		Second quarter of fiscal 2023
March 2023	$2.36, payable in four quarterly installments of $0.59	Third quarter of fiscal 2023
		Fourth quarter of fiscal 2023
		First quarter of fiscal 2024
		Second quarter of fiscal 2024

Upon shareholders' approval of a dividend payment, we record a liability with a corresponding charge to shareholders' equity. At fiscal year end 2023 and 2022, the unpaid portion of the dividends recorded in accrued and other current liabilities on the Consolidated Balance Sheets totaled $368 million and $356 million, respectively.

Share Repurchase Program

In fiscal 2022, our board of directors authorized increases of $1.5 billion in our share repurchase program. Common shares repurchased under the share repurchase program were as follows:

	Fiscal		
	2023	2022	2021
	(in millions)		
Number of common shares repurchased	8	10	7
Repurchase value	$ 946	$ 1,409	$ 904

At fiscal year end 2023, we had $735 million of availability remaining under our share repurchase authorization.

Redeemable Noncontrolling Interest

We own 72% of our First Sensor AG ("First Sensor") subsidiary. The noncontrolling interest holders can elect either (1) to remain First Sensor shareholders and receive recurring annual compensation of €0.56 per First Sensor share or (2) to put their First Sensor shares in exchange for compensation of €33.27 per First Sensor share. As the exercise of the put right by First Sensor noncontrolling interest shareholders is not within our control, our First Sensor noncontrolling interest balance is recorded as redeemable noncontrolling interest outside of equity on the Consolidated Balance Sheets as of fiscal year end 2023 and 2022.

18. Accumulated Other Comprehensive Income (Loss)

The changes in each component of accumulated other comprehensive income (loss) were as follows:

	Foreign Currency Translation Adjustments[1]	Unrecognized Pension and Postretirement Benefit Costs	Gains (Losses) on Cash Flow Hedges	Accumulated Other Comprehensive Income (Loss)
	(in millions)			
Balance at fiscal year end 2020	$ 172	$ (613)	$ (4)	$ (445)
Other comprehensive income (loss), net of tax:				
Other comprehensive income before reclassifications	144	120	84	348
Amounts reclassified from accumulated other comprehensive income (loss)	—	62	(92)	(30)
Income tax (expense) benefit	—	(44)	5	(39)
Other comprehensive income (loss), net of tax	144	138	(3)	279
Less: other comprehensive income attributable to noncontrolling interests	(2)	—	—	(2)
Balance at fiscal year end 2021	$ 314	$ (475)	$ (7)	$ (168)
Other comprehensive income (loss), net of tax:				
Other comprehensive income (loss) before reclassifications	(510)	344	(76)	(242)
Amounts reclassified from accumulated other comprehensive income (loss)	—	19	(26)	(7)
Income tax (expense) benefit	—	(104)	7	(97)
Other comprehensive income (loss), net of tax	(510)	259	(95)	(346)
Less: other comprehensive loss attributable to noncontrolling interests	19	—	—	19
Balance at fiscal year end 2022	$ (177)	$ (216)	$ (102)	$ (495)
Other comprehensive income, net of tax:				
Other comprehensive income before reclassifications	251	21	31	303
Amounts reclassified from accumulated other comprehensive income (loss)	10	4	38	52
Income tax expense	—	(5)	(4)	(9)
Other comprehensive income, net of tax	261	20	65	346
Less: other comprehensive income attributable to noncontrolling interests	(9)	—	—	(9)
Balance at fiscal year end 2023	$ 75	$ (196)	$ (37)	$ (158)

[1] Includes hedges of net investment foreign currency exchange gains or losses which offset foreign currency exchange losses or gains attributable to the translation of the net investments.

19. Share Plans

Our equity compensation plans, of which the TE Connectivity Ltd. 2007 Stock and Incentive Plan, amended and restated as of September 17, 2020 (the "2007 Plan"), is the primary plan, provide for the award of annual performance bonuses and long-term performance awards, including share options; restricted, performance, and deferred share units; and other share-based awards (collectively, "Awards") and allow for the use of unissued shares or treasury shares to be used to satisfy such Awards. As of fiscal year end 2023, the 2007 Plan provided for a maximum of 70 million shares to be issued as Awards, subject to adjustment as provided under the terms of the plan. A total of 8 million shares remained available for issuance under the 2007 Plan as of fiscal year end 2023.

Share-Based Compensation Expense

Share-based compensation expense, which was included primarily in selling, general, and administrative expenses on the Consolidated Statements of Operations, was as follows:

	Fiscal		
	2023	**2022**	**2021**
	(in millions)		
Share-based compensation expense	$ 123	$ 119	$ 94

We recognized a related tax benefit associated with our share-based compensation arrangements of $25 million, $24 million, and $19 million in fiscal 2023, 2022, and 2021, respectively.

Restricted Share Awards

Restricted share awards, which are generally in the form of restricted share units, are granted subject to certain restrictions. Conditions of vesting are determined at the time of grant. All restrictions on an award will lapse upon death or disability of the employee. If the employee satisfies retirement requirements, all or a portion of the award may vest, depending on the terms and conditions of the particular grant. Recipients of restricted share units have no voting rights, but do receive dividend equivalents. For grants that vest through passage of time, the fair value of the award at the time of the grant is amortized to expense over the period of vesting. The fair value of restricted share awards is determined based on the closing value of our shares on the grant date. Restricted share awards generally vest in increments over a period of four years as determined by the management development and compensation committee of our board of directors.

Restricted share award activity was as follows:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at fiscal year end 2022	1,420,606	$ 123.25
Granted	699,297	124.92
Vested	(512,210)	105.97
Forfeited	(128,418)	130.21
Nonvested at fiscal year end 2023	1,479,275	$ 129.48

The weighted-average grant-date fair value of restricted share awards granted during fiscal 2023, 2022, and 2021 was $124.92, $150.99, and $112.54, respectively.

The total fair value of restricted share awards that vested during fiscal 2023, 2022, and 2021 was $54 million, $44 million, and $43 million, respectively.

As of fiscal year end 2023, there was $87 million of unrecognized compensation expense related to nonvested restricted share awards, which is expected to be recognized over a weighted-average period of 1.6 years.

Performance Share Awards

Performance share awards, which are generally in the form of performance share units, are granted with pay-out subject to vesting requirements and certain performance conditions that are determined at the time of grant. Based on our performance, the pay-out of performance share units can range from 0% to 200% of the number of units originally granted. The grant-date fair value of performance share awards is expensed over the period of performance once achievement of the performance criteria is deemed probable. Recipients of performance share units have no voting rights but do receive dividend equivalents. Performance share awards generally vest after a period of three years as determined by the management development and compensation committee of our board of directors.

Performance share award activity was as follows:

	Shares		Weighted-Average Grant-Date Fair Value
Outstanding at fiscal year end 2022	469,433	$	114.88
Granted	205,266		120.06
Vested	(185,091)		90.31
Forfeited	(18,264)		123.87
Outstanding at fiscal year end 2023	471,344	$	126.44

The weighted-average grant-date fair value of performance share awards granted during fiscal 2023, 2022, and 2021 was $120.06, $157.56, and $105.86, respectively.

The total fair value of performance share awards that vested during fiscal 2023, 2022, and 2021 was $17 million, $12 million, and $10 million, respectively.

As of fiscal year end 2023, there was $19 million of unrecognized compensation expense related to nonvested performance share awards, which is expected to be recognized over a weighted-average period of 1.1 years.

Share Options

Share options are granted to purchase our common shares at prices which are equal to or greater than the market price of the common shares on the date the option is granted. Conditions of vesting are determined at the time of grant. All restrictions on the award will lapse upon death or disability of the employee. If the employee satisfies retirement requirements, all or a portion of the award may vest, depending on the terms and conditions of the particular grant. Options generally vest and become exercisable in equal annual installments over a period of four years and expire ten years after the date of grant.

Share option award activity was as follows:

	Shares		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)		Aggregate Intrinsic Value (in millions)
Outstanding at fiscal year end 2022	5,351,354	$	100.21			
Granted	935,500		124.56			
Exercised	(524,778)		77.80			
Forfeited	(143,427)		124.60			
Outstanding at fiscal year end 2023	5,618,649	$	105.73	6.3	$	127
Vested and expected to vest at fiscal year end 2023	5,530,138	$	105.36	6.2	$	127
Exercisable at fiscal year end 2023	3,288,569	$	92.31	5.1	$	109

The weighted-average exercise price of share option awards granted during fiscal 2023, 2022, and 2021 was $124.56, $157.02, and $106.52, respectively.

The total intrinsic value of options exercised during fiscal 2023, 2022, and 2021 was $30 million, $49 million, and $49 million, respectively. We received cash related to the exercise of options of $43 million, $54 million, and $167 million in fiscal 2023, 2022, and 2021, respectively.

As of fiscal year end 2023, there was $29 million of unrecognized compensation expense related to nonvested share options granted under our share option plans, which is expected to be recognized over a weighted-average period of 1.4 years.

TE CONNECTIVITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Share-Based Compensation Assumptions

The grant-date fair value of each share option grant was estimated using the Black-Scholes-Merton option pricing model. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. We employ our historical share volatility when calculating the grant-date fair value of our share option grants using the Black-Scholes-Merton option pricing model. Currently, we do not have exchange-traded options of sufficient duration to employ an implied volatility assumption in the calculation and therefore rely solely on the historical volatility calculation. The average expected life was based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. The risk-free interest rate was based on U.S. Treasury zero-coupon issues with a remaining term that approximated the expected life assumed at the date of grant. The expected annual dividend per share was based on our expected dividend rate. The recognized share-based compensation expense was net of estimated forfeitures, which are based on voluntary termination behavior as well as an analysis of actual option forfeitures.

The weighted-average grant-date fair value of options granted and the weighted-average assumptions we used in the Black-Scholes-Merton option pricing model were as follows:

	Fiscal		
	2023	**2022**	**2021**
Weighted-average grant-date fair value	$ 35.90	$ 37.51	$ 22.21
Assumptions:			
Expected share price volatility	31 %	29 %	28 %
Risk-free interest rate	4.0 %	1.2 %	0.5 %
Expected annual dividend per share	$ 2.24	$ 2.00	$ 1.92
Expected life of options (in years)	5.1	5.1	5.4

20. Segment and Geographic Data

Effective for fiscal 2023, we realigned certain product lines from the Industrial Solutions segment to the Communications Solutions segment. We continue to operate through three reportable segments: Transportation Solutions, Industrial Solutions, and Communications Solutions. See Note 1 for a description of the segments in which we operate. The following segment information reflects our current segment reporting structure. Prior period segment results have been restated to conform to the current segment reporting structure. As a result of the realignment, $30 million of net sales and $13 million of operating income for fiscal 2022 were reflected in the Communications Solutions segment.

Segment performance is evaluated based on net sales and operating income. Generally, we consider all expenses to be of an operating nature and, accordingly, allocate them to each reportable segment. Costs specific to a segment are charged to the segment. Corporate expenses, such as headquarters administrative costs, are allocated to the segments based on segment operating income. Intersegment sales are not material. Corporate assets are allocated to the segments based on segment assets.

Net sales by segment and industry end market[1] were as follows:

	Fiscal		
	2023	**2022**	**2021**
		(in millions)	
Transportation Solutions:			
Automotive	$ 6,951	$ 6,527	$ 6,379
Commercial transportation	1,525	1,582	1,467
Sensors	1,112	1,110	1,128
Total Transportation Solutions	9,588	9,219	8,974
Industrial Solutions:			
Industrial equipment	1,706	1,904	1,397
Aerospace, defense, and marine	1,178	1,087	1,035
Energy	883	804	738
Medical	784	695	674
Total Industrial Solutions	4,551	4,490	3,844
Communications Solutions:			
Data and devices	1,162	1,606	1,198
Appliances	733	966	907
Total Communications Solutions	1,895	2,572	2,105
Total	$ 16,034	$ 16,281	$ 14,923

_____

(1)   Industry end market information is presented consistently with our internal management reporting and may be revised periodically as management deems necessary.

Net sales by geographic region and segment were as follows:

	Fiscal		
	2023	**2022**	**2021**
		(in millions)	
Europe/Middle East/Africa ("EMEA"):			
Transportation Solutions	$ 3,848	$ 3,490	$ 3,570
Industrial Solutions	2,046	1,862	1,586
Communications Solutions	314	355	315
Total EMEA	6,208	5,707	5,471
Asia–Pacific:			
Transportation Solutions	3,439	3,537	3,466
Industrial Solutions	732	827	703
Communications Solutions	985	1,407	1,205
Total Asia–Pacific	5,156	5,771	5,374
Americas:			
Transportation Solutions	2,301	2,192	1,938
Industrial Solutions	1,773	1,801	1,555
Communications Solutions	596	810	585
Total Americas	4,670	4,803	4,078
Total	$ 16,034	$ 16,281	$ 14,923

Operating income by segment was as follows:

	Fiscal		
	2023	2022	2021
	(in millions)		
Transportation Solutions	$ 1,451	$ 1,534	$ 1,526
Industrial Solutions	602	607	469
Communications Solutions	251	615	439
Total	$ 2,304	$ 2,756	$ 2,434

No single customer accounted for a significant amount of our net sales in fiscal 2023, 2022, or 2021.

As we are not organized by product or service, it is not practicable to disclose net sales by product or service.

Depreciation and amortization and capital expenditures were as follows:

	Depreciation and Amortization			Capital Expenditures		
	Fiscal			Fiscal		
	2023	2022	2021	2023	2022	2021
	(in millions)					
Transportation Solutions	$ 484	$ 505	$ 512	$ 468	$ 483	$ 487
Industrial Solutions	210	194	189	171	153	121
Communications Solutions	100	86	68	93	132	82
Total	$ 794	$ 785	$ 769	$ 732	$ 768	$ 690

Segment assets and a reconciliation of segment assets to total assets were as follows:

	Segment Assets		
	Fiscal Year End		
	2023	2022	2021
	(in millions)		
Transportation Solutions	$ 5,678	$ 5,530	$ 5,791
Industrial Solutions	2,623	2,428	2,275
Communications Solutions	972	1,150	1,151
Total segment assets[1]	9,273	9,108	9,217
Other current assets	2,373	1,727	1,824
Other non-current assets	10,066	9,947	10,421
Total assets	$ 21,712	$ 20,782	$ 21,462

---

(1)   Segment assets are composed of accounts receivable, inventories, and net property, plant, and equipment.

Net sales and net property, plant, and equipment by geographic region were as follows:

| | Net Sales[1] | | | Property, Plant, and Equipment, Net | | |
| | Fiscal | | | Fiscal Year End | | |
	2023	2022	2021	2023	2022	2021
			(in millions)			
EMEA:						
Switzerland	$ 4,111	$ 3,709	$ 3,616	$ 6	$ 16	$ 41
Germany	405	561	417	637	597	599
Other EMEA	1,692	1,437	1,438	965	821	937
Total EMEA	6,208	5,707	5,471	1,608	1,434	1,577
Asia–Pacific:						
China	3,182	3,589	3,297	794	779	755
Other Asia–Pacific	1,974	2,182	2,077	294	296	377
Total Asia–Pacific	5,156	5,771	5,374	1,088	1,075	1,132
Americas:						
U.S.	4,107	4,280	3,615	933	947	960
Other Americas	563	523	463	125	111	109
Total Americas	4,670	4,803	4,078	1,058	1,058	1,069
Total	$ 16,034	$ 16,281	$ 14,923	$ 3,754	$ 3,567	$ 3,778

(1)   Net sales to external customers are attributed to individual countries based on the legal entity that records the sale.

TE CONNECTIVITY LTD.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Fiscal Years Ended September 29, 2023, September 30, 2022, and September 24, 2021

Description	Balance at Beginning of Fiscal Year		Additions Charged to Costs and Expenses		Acquisitions, Divestitures, and Other (in millions)		Write-offs and Deductions		Balance at End of Fiscal Year	
Fiscal 2023:										
Allowance for doubtful accounts receivable	$	45		(1)		—		(14)	$	30
Valuation allowance on deferred tax assets		7,112		406		—		(102)		7,416
Fiscal 2022:										
Allowance for doubtful accounts receivable	$	41	$	15	$	(7)	$	(4)	$	45
Valuation allowance on deferred tax assets		2,729		4,463		—		(80)		7,112
Fiscal 2021:										
Allowance for doubtful accounts receivable	$	29	$	15	$	1	$	(4)	$	41
Valuation allowance on deferred tax assets		4,429		31		—		(1,731)		2,729

Report on the Audit of the Statutory Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of TE Connectivity Ltd. and its subsidiaries (the "Group"), which comprise the consolidated balance sheets as of September 29, 2023, and the consolidated statement of operations, consolidated statement of comprehensive income, consolidated statement of shareholders' equity, consolidated statement of cash flows and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of September 29, 2023, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America and comply with Swiss law.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS) and in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's Responsibilities for the Audit of the consolidated Financial Statements" section of our report. We are independent of the Group, and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit, which include relevant ethical requirements in the United States of America, with the provisions of Swiss law and the requirements of the Swiss audit profession. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

The key audit matter is a matter that, in our professional judgment, was of most significance in our audit of the consolidated financial statements of the current period. This matter was addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

Key audit matter (KAM):	How the scope of our audit responded to the key audit matter:

Income Taxes — Realizability of Deferred Tax Assets — Refer to Notes 2 and 15 to the financial statements
 	
The Company recognizes deferred income taxes for temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. A valuation allowance is provided to offset deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character prior to expiration. Sources of taxable income include future reversals of deferred tax assets and liabilities, expected future taxable income, taxable income in prior carryback years if permitted under the tax law, and tax planning strategies. Management has determined that it is more likely than not that sufficient taxable income will be generated in the future to realize a portion of its deferred tax assets, and therefore, a valuation allowance of $7.4 billion has been recorded to offset the Company's gross deferred tax assets as of September 29, 2023 of $10.2 billion.
 	
We identified the realizability of certain deferred tax assets as a critical audit matter because of the Company's tax structure and the significant judgments and estimates made by management to determine that sufficient taxable income will be generated in the future prior to expiration to realize a portion of its deferred tax assets. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our income tax specialists, when performing audit procedures to evaluate the appropriateness of qualifying tax planning strategies and the reasonableness of management's estimates of taxable income prior to expiration.
	Our audit procedures related to the determination that it is more likely than not that sufficient taxable income will be generated in the future to realize certain deferred tax assets included the following, among others:
	
	• We tested the effectiveness of controls over management's estimates of the realization of the deferred tax assets, including those over the estimates of taxable income, the approval of tax planning strategies and the determination of whether it is more likely than not that the deferred tax assets will be realized prior to expiration.
	• We evaluated the reasonableness of management's assessment of the significance and weighting of negative evidence and positive evidence that is objectively verifiable.
	• We evaluated management's ability to accurately estimate taxable income by comparing actual results to management's historical estimates and evaluating whether there have been any changes that would impact management's ability to continue accurately estimating taxable income.
	• We tested the reasonableness of management's estimates of taxable income by comparing the estimates to:
	    o Historical taxable income.
	    o Internal communications to management and the board of directors.
	    o Management's history of carrying out its stated plans and its ability to carry out its plans considering contractual commitments, available financing, or debt covenants.
	• We evaluated whether the estimates of future taxable income were consistent with evidence obtained in other areas of the audit.
	• We evaluated whether the taxable income in prior carryback years was of the appropriate character and available under the tax law.
	• With the assistance of our income tax specialists, we evaluated (1) the appropriateness of qualifying tax planning strategies, including that they were prudent, feasible and would more likely than not result in the realization of deferred tax assets and (2) management's assessment that sufficient taxable income will be generated in the future to realize a portion of the deferred tax assets prior to expiration.

Board of Directors' Responsibilities for the Consolidated Financial Statements

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and the provisions of Swiss law, and for the design, implementation, and maintenance of internal control as the Board of Directors determines is necessary to enable the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group's ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued; to disclose, as applicable, matters related to going concern; and to use the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS, Swiss law, and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error, and the risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, Swiss law, and SA-CH, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group's ability to continue as a going concern for a reasonable period of time.
- Conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the entity to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit of the Company. We remain solely responsible for our audit opinion.

We are required to communicate with the Board of Directors regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters, including any significant deficiencies, that we identified during the audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other Information in the Annual Report

The Board of Directors is responsible for the other information included in the annual report. The other information comprises the information included in the annual report but does not include the consolidated financial statements, the stand-alone financial statements of the Company, the compensation report, and our auditor's reports thereon. Our opinion on the consolidated financial statements does not cover the other information, and we do not express an opinion or any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether a material inconsistency exists between the other information and the consolidated financial statements, or our knowledge obtained in the audit, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report. We have nothing to report in this regard.

Report on Other Legal and Regulatory Requirements

In accordance with article 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of consolidated financial statements according to the instructions of the Board of Directors.

We recommend that the consolidated financial statements submitted to you be approved.

Yours faithfully

Deloitte AG

/s/ Andreas Bodenmann	/s/ Dominik Voegtli
Licensed Audit Expert	Licensed Audit Expert
Auditor in charge	

Zurich, November 13, 2023

TE CONNECTIVITY LTD.
INDEX TO SWISS STATUTORY FINANCIAL STATEMENTS

TE CONNECTIVITY LTD.

SWISS STATUTORY FINANCIAL STATEMENTS

STATEMENTS OF OPERATIONS

Fiscal Years Ended September 29, 2023 and September 30, 2022

	Fiscal 2023		Fiscal 2022	
	U.S. dollars	Swiss francs	U.S. dollars	Swiss francs
		(in millions)		
Income				
Income from distributions made by subsidiaries (Note 8)	$ 860	CHF 779	$ 1,310	CHF 1,245
Insurance premiums charged to subsidiaries	13	12	13	13
Total income	873	791	1,323	1,258
Expenses				
Salary and social costs	5	5	4	4
General and administrative costs	5	5	4	4
Legal and consulting costs	6	6	6	6
Insurance premiums	17	15	18	17
Remeasurement (gain) loss on foreign currency transactions	11	10	(11)	(10)
Expenses for services provided by subsidiaries	51	46	53	50
Intercompany interest expense	159	146	123	116
Total expenses	254	233	197	187
Net Income	$ 619	CHF 558	$ 1,126	CHF 1,071

See Notes to Swiss Statutory Financial Statements.

SWISS STATUTORY FINANCIAL STATEMENTS

BALANCE SHEETS

As of September 29, 2023 and September 30, 2022

	Fiscal Year End 2023		Fiscal Year End 2022	
	U.S. dollars	Swiss francs	U.S. dollars	Swiss francs
	(in millions, except share data)			
Assets				
Current assets:				
Accounts receivable from subsidiaries	$ 169	CHF 154	$ 61	CHF 60
Prepaid expenses and other current assets	2	2	3	3
Total current assets	171	156	64	63
Investments in subsidiaries (Notes 2 and 8)	3,733	5,002	9,633	10,426
Total assets	$ 3,904	CHF 5,158	$ 9,697	CHF 10,489
Liabilities and shareholders' equity				
Current liabilities:				
Accounts payable	$ 1	CHF 1	$ 2	CHF 2
Accounts payable to subsidiaries	74	68	57	56
Loans from subsidiaries (Notes 2 and 3)	—	—	4,959	4,882
Accrued and other current liabilities	78	71	75	74
Approved but unpaid distributions to shareholders (Note 4)	368	338	356	331
Total current liabilities	521	478	5,449	5,345
Unrealized translation gains (Note 2)	—	901	—	563
Total liabilities	521	1,379	5,449	5,908
Commitments, contingencies, and guarantees (Note 3)				
Shareholders' equity (Note 4):				
Share capital, CHF 0.57 par value, 322,470,281 shares authorized and issued, and 330,830,781 shares authorized and issued, respectively	142	184	146	189
Statutory reserves:				
General reserve from earnings	38	49	38	49
Free reserves:				
Reserves from capital contributions (Note 4)	2,454	3,562	3,191	4,239
Allocated reserves for the acquisition of treasury shares by a subsidiary (Note 2)	(633)	(584)	(586)	(538)
Unappropriated accumulated earnings	1,496	667	1,968	1,140
Own shares held in treasury	(747)	(683)	(1,095)	(1,036)
Reserves for treasury shares (Note 2)	633	584	586	538
Total shareholders' equity	3,383	3,779	4,248	4,581
Total liabilities and shareholders' equity	$ 3,904	CHF 5,158	$ 9,697	CHF 10,489

See Notes to Swiss Statutory Financial Statements.

1. Basis of Presentation

TE Connectivity Ltd. ("TE Connectivity" or the "Company," which may be referred to as "we," "us," or "our"), incorporated in Schaffhausen, Switzerland, is the ultimate holding company of TE Connectivity Ltd. and its subsidiaries (the "TE Group") with a listing on the New York Stock Exchange. We employed less than 10 full time positions during the fiscal years ended September 29, 2023 and September 30, 2022. For additional information on the TE Group, see our Annual Report on Form 10-K filed with the United States ("U.S.") Securities and Exchange Commission ("SEC") for the fiscal year ended September 29, 2023.

The accompanying statements of operations reflect the results of operations for the fiscal years ended September 29, 2023 and September 30, 2022 and have been prepared in accordance with the requirements of Swiss law for companies, the Swiss Code of Obligations. The financial statements present the results of the holding company on a stand-alone basis and do not represent the consolidated operations of the TE Group.

Fiscal Year

We have a 52- or 53-week fiscal year that ends on the last Friday of September. Fiscal 2023 and 2022 ended on September 29, 2023 and September 30, 2022, respectively. Fiscal 2023 was 52 weeks in length. Fiscal 2022 was 53 weeks in length. For fiscal years in which there are 53 weeks, the fourth fiscal quarter includes 14 weeks.

2. Summary of Significant Accounting Policies

Currency Translation

Our functional currency is the U.S. dollar. We present our financial statements in both U.S. dollars and Swiss francs ("CHF"). Assets and liabilities in U.S. dollars are converted to Swiss francs for presentation purposes using historical foreign exchange rates (for investments in subsidiaries, shares held in treasury, approved but unpaid distributions to shareholders payable, and equity accounts) and current foreign exchange rates (for all other assets and liabilities; at fiscal year end 2023 and 2022, exchange rates were CHF 0.9147:$1 and CHF 0.9846:$1, respectively). Revenue and expenses, excluding income from distributions made by subsidiaries, are translated using the average foreign exchange rates in effect for the period presented (exchange rates were CHF 0.9168:$1 and CHF 0.9432:$1 for fiscal 2023 and 2022, respectively). Income from distributions made by subsidiaries is translated using the exchange rate in effect on the date that each distribution was made to us. Net unrealized foreign currency translation gains are deferred in the balance sheets, while unrealized translation losses and realized transactional gains and losses are reflected in the statements of operations. We consider all foreign currency transactional gains and losses associated with current assets and liabilities to be realized.

Own Shares Held in Treasury and Allocated Reserves for the Acquisition of Treasury Shares by a Subsidiary

Shares held in treasury that are directly owned by us are recorded at historical cost and presented as reductions to equity on our balance sheets. Reserves for treasury shares reflects all treasury shares held by a subsidiary and is recorded at historical cost.

As management deems appropriate, we can establish reserves for treasury shares by charging either accumulated earnings or allocated reserves for the acquisition of treasury shares by a subsidiary. During fiscal 2023 and 2022, allocated reserves for the acquisition of treasury shares by a subsidiary were charged to establish reserves. As shares acquired by a subsidiary are re-issued for use in share-based compensation arrangements, we credit the same account impacted by initial acquisition.

Investments in Subsidiaries and Income from Distributions Made by Subsidiaries

Investments in subsidiaries are equity interests held on a long-term basis for the purpose of our business activities. Investments in subsidiaries are carried at a value no higher than cost less adjustments for impairment.

During fiscal 2023, Tyco Electronics Group, S.A. ("TEGSA"), our wholly-owned subsidiary, distributed its investment in TE Connectivity (US) Holding I S.à r.l. ("TECUSH I") to us. The distribution, which we concluded had a fair value of CHF 5,424 million (equivalent to $5,900 million), was made from TEGSA's share premium account resulting in a return of capital that was accounted for as a re-allocation of our investments, reducing our investment in TEGSA and increasing our investment in TECUSH I by CHF 5,424 million (equivalent to $5,900 million), with no impact to our statement of operations. Following the distribution, we sold the investment in TECUSH I to another subsidiary for CHF 5,424 million (equivalent to $5,900 million). Proceeds were used to pay off our revolving loans due in 2025 and 2032.

Salaries and Social Costs

Salaries and social costs include cash and equity compensation paid to our directors.

3. Commitments, Contingencies, and Guarantees

Affiliated Debt and Loans Receivable

We utilize a cash pooling relationship with a wholly-owned subsidiary (the "Cash Pool") to fund operations, including the repurchase of common shares. The Cash Pool does not have an expiration date and accrues interest based on the secured overnight financing rate.

At fiscal year end 2023 and 2022, we had the following loans to subsidiaries included in accounts receivable from subsidiaries on our balance sheets:

	Fiscal Year End 2023		Fiscal Year End 2022	
	U.S. dollars	Swiss francs	U.S. dollars	Swiss francs
	(in millions)			
Cash Pool asset	$ 99	CHF 91	$ 13	CHF 13

See *Investments in Subsidiaries and Income from Distributions Made by Subsidiaries* above for information on the repayment of loans from subsidiaries during fiscal 2023. As of fiscal year end 2022, we had the following loans from subsidiaries on our balance sheets:

	Fiscal Year End 2022	
	U.S. dollars	Swiss francs
	(in millions)	
Revolving loan due 2025	$ 4,311	CHF 4,244
Revolving loan due 2032	476	469
CHF-denominated borrowings	172	169
Loans from subsidiaries	$ 4,959	CHF 4,882

We have fully and unconditionally guaranteed TEGSA's debt totaling CHF 3,878 million (equivalent to $4,239 million) and CHF 4,166 million (equivalent to $4,231 million) at fiscal year end 2023 and 2022, respectively. As of fiscal year end 2023, we have not been required to perform on our guarantee.

Performance Guarantees

From time to time, we provide performance guarantees and surety bonds in favor of our subsidiaries. At fiscal year end 2023 and 2022, these performance guarantees were as follows:

	Fiscal Year End 2023		Fiscal Year End 2022	
	U.S. dollars	Swiss francs	U.S. dollars	Swiss francs
	(in millions)			
Performance Guarantees	$ 61	CHF 56	$ 91	CHF 89

In addition to these amounts, all of which are quantifiable, we have issued a parent company guarantee in behalf of a U.S.-based aerospace customer that does not have a limit. We do not anticipate having to perform under these guarantees.

We are the leader of a Swiss value-added tax ("VAT") group ("VAT Group"). All companies in the VAT Group maintain primary responsibility for their own VAT liabilities. However, in the event of non-compliance by any company in the VAT Group, all companies within the VAT Group assume joint and several responsibilities for any VAT liabilities. As VAT Group leader, we have not had to assume responsibility for any events of noncompliance by the other companies in the VAT Group.

4. Equity

Changes in Equity Accounts

The following table presents activity related to our equity accounts during fiscal 2023 and 2022 in Swiss francs.

	Share Capital	General Reserve from Earnings	Reserves from Capital Contributions	Allocated Reserves for the Acquisition of Treasury Shares by a Subsidiary	Unappropriated Accumulated Earnings	Own Shares Held in Treasury	Reserves for Treasury Shares held by a Subsidiary	Total Shareholders' Equity
				(in CHF millions)				
Fiscal year end 2021	CHF 192	CHF 49	CHF 4,902	CHF (320)	CHF 715	CHF (649)	CHF 320	CHF 5,209
Dividends	—	—	(663)	—	—	—	—	(663)
Repurchase of common shares	—	—	—	—	—	(1,036)	—	(1,036)
Cancellation of treasury shares	(3)	—	—	—	(646)	649	—	—
Transfer of reserves for treasury shares and other	—	—	—	(218)	—	—	218	—
Net income	—	—	—	—	1,071	—	—	1,071
Fiscal year end 2022	CHF 189	CHF 49	CHF 4,239	CHF (538)	CHF 1,140	CHF (1,036)	CHF 538	CHF 4,581
Dividends	—	—	(677)	—	—	—	—	(677)
Repurchase of common shares	—	—	—	—	—	(683)	—	(683)
Cancellation of treasury shares	(5)	—	—	—	(1,031)	1,036	—	—
Transfer of reserves for treasury shares	—	—	—	(46)	—	—	46	—
Net income	—	—	—	—	558	—	—	558
Fiscal year end 2023	CHF 184	CHF 49	CHF 3,562	CHF (584)	CHF 667	CHF (683)	CHF 584	CHF 3,779

The following table presents activity related to our equity accounts during fiscal 2023 and 2022 in U.S. dollars.

	Share Capital	General Reserve from Earnings	Reserves from Capital Contributions	Allocated Reserves for the Acquisition of Treasury Shares by a Subsidiary	Unappropriated Accumulated Earnings	Own Shares Held in Treasury	Reserves for Treasury Shares held by a Subsidiary	Total Shareholders' Equity
				(in USD millions)				
Fiscal year end 2021	$ 148	$ 38	$ 3,905	$ (346)	$ 1,549	$ (709)	$ 346	$ 4,931
Dividends	—	—	(714)	—	—	—	—	(714)
Repurchase of common shares	—	—	—	—	—	(1,095)	—	(1,095)
Cancellation of treasury shares	(2)	—	—	—	(707)	709	—	—
Transfer of reserves for treasury shares and other	—	—	—	(240)	—	—	240	—
Net income	—	—	—	—	1,126	—	—	1,126
Fiscal year end 2022	$ 146	$ 38	$ 3,191	$ (586)	$ 1,968	$ (1,095)	$ 586	$ 4,248
Dividends	—	—	(737)	—	—	—	—	(737)
Repurchase of common shares	—	—	—	—	—	(747)	—	(747)
Cancellation of treasury shares	(4)	—	—	—	(1,091)	1,095	—	—
Transfer of reserves for treasury shares	—	—	—	(47)	—	—	47	—
Net income	—	—	—	—	619	—	—	619
Fiscal year end 2023	$ 142	$ 38	$ 2,454	$ (633)	$ 1,496	$ (747)	$ 633	$ 3,383

Conditional Share Capital

Subject to certain conditions specified in our articles of association, we are authorized to increase our conditional share capital by issuing new shares in aggregate not exceeding 50% of our existing registered shares. As of September 29, 2023, no conditional shares had been issued.

Capital Band

As part of the Swiss corporate law reform, effective as of January 1, 2023, the concept of a capital band was introduced. Under a capital band, the articles of association may authorize the board of directors for a maximum period of five years to increase the ordinary share capital registered in the commercial register to a maximum of 150% and/or reduce it to a minimum of 50% of the share capital existing at the time of the introduction of the capital band. In March 2023, our shareholders approved, for a period of one year ending March 15, 2024, our board of directors' authorization to issue additional new shares to a maximum of 120% and/or reduce shares to a minimum of 80% of the existing share capital, subject to certain conditions specified in our articles of association. As of September 29, 2023, no additional shares had been issued and no shares have been reduced under this authorization.

Own Shares Held in Treasury and Treasury Shares Held by a Subsidiary

During fiscal 2023 and 2022, activity related to common shares held in treasury by us and by a subsidiary was as follows:

	Common Shares Held By Us			Common Shares Held By a Subsidiary		
		Total Cost			Total Cost	
	Number of Shares	U.S. dollars	Swiss francs	Number of Shares	U.S. dollars	Swiss francs
			(in millions)			
Common shares held as of fiscal year end 2021	5	$ 709	CHF 649	4	$ 346	CHF 320
Repurchases under share repurchase program	8	1,095	1,036	2	314	293
Other additions[1]	—	—	—	—	33	31
Reissuances	—	—	—	(1)	(107)	(106)
Shareholder approved cancellations	(5)	(709)	(649)	—	—	—
Common shares held as of fiscal year end 2022	8	$ 1,095	CHF 1,036	5	$ 586	CHF 538
Repurchases under share repurchase program	6	747	683	2	199	182
Other additions[1]	—	—	—	—	28	26
Reissuances	—	—	—	(3)	(180)	(162)
Shareholder approved cancellations	(8)	(1,095)	(1,036)	—	—	—
Common shares held as of fiscal year end 2023	6	$ 747	CHF 683	4	$ 633	CHF 584

(1) Other additions include shares withheld to cover employee taxes under share-based compensation arrangements. These additions are not part of the share repurchase program.

In fiscal 2023 and 2022, our shareholders approved the cancellation of eight and a half million and five million shares, respectively, purchased under our share repurchase program. These capital reductions by cancellation of shares were subject to a notice period, filing with the commercial register in Switzerland, and other requirements.

In fiscal 2022, our board of directors authorized an increase of $1.5 billion in our share repurchase program. At fiscal year end 2023, we had CHF 673 million (equivalent to $735 million) of availability remaining under our share repurchase authorization. Purchases made both by us and a subsidiary are subject to this authorization.

Reserves from Capital Contributions

Reserves from capital contributions, subject to certain conditions, are freely distributable reserves. As of fiscal year end 2023 and 2022, reserves from capital contributions were as follows:

	Fiscal Year End 2023		Fiscal Year End 2022	
	U.S. dollars	Swiss francs	U.S. dollars	Swiss francs
		(in millions)		
Reserves from capital contributions	$ 2,454	CHF 3,562	$ 3,191	CHF 4,239

General Reserve from Earnings

To comply with the Swiss Code of Obligations, 5% of annual net income must be appropriated to our general reserve until the general reserve, a non-distributable reserve, equals 20% of share capital. Our current appropriation of CHF 49 million (equivalent to $38 million) satisfies the requirements of the Swiss Code of Obligations with respect to the general reserve.

Dividends

We paid cash dividends to shareholders of $2.30 and $2.12 per share in fiscal 2023 and 2022, respectively.

Under current Swiss tax law, subject to certain conditions, dividends paid from reserves from capital contributions are exempt from Swiss withholding tax. Dividends on our shares must be approved by our shareholders.

Our shareholders approved the following dividends on our common shares:

Approval Date	Annual Payment Per Share	Payment Timing
March 2021	$2.00, payable in four quarterly installments of $0.50	Third quarter of fiscal 2021 Fourth quarter of fiscal 2021 First quarter of fiscal 2022 Second quarter of fiscal 2022
March 2022	$2.24, payable in four quarterly installments of $0.56	Third quarter of fiscal 2022 Fourth quarter of fiscal 2022 First quarter of fiscal 2023 Second quarter of fiscal 2023
March 2023	$2.36, payable in four quarterly installments of $0.59	Third quarter of fiscal 2023 Fourth quarter of fiscal 2023 First quarter of fiscal 2024 Second quarter of fiscal 2024

Upon shareholders' approval of a dividend payment, we record a liability with a corresponding charge to shareholders' equity.

5. Non-Employee Director and Executive Compensation

For information regarding non-employee director and executive compensation, see our Swiss Statutory Compensation Report.

6. Security Ownership of Board of Directors and Executive Officers

Board of Directors

The following table sets forth the shares, options and share units held as of fiscal year end 2023 and 2022 by each member of our board of directors serving on our board at fiscal year end 2023. The share ownership of Mr. Curtin, our Chief Executive Officer, and Mr. Mitts, our Executive Vice President and Chief Financial Officer, both of whom are members of the board of directors, is set forth in *Executive Management*.

	Years	Shares Held	Options Held	Options Exercise Price[1]	Fiscal Years of Expiration	RSUs Held	PSUs Held
Board of Directors:							
Jean-Pierre Clamadieu[2]	2023	911	—	—	—	—	—
Carol A. ("John") Davidson	2023	15,418	—	—	—	—	—
	2022	14,137	—	—	—	—	—
Lynn A. Dugle	2023	4,496	—	—	—	—	—
	2022	3,215	—	—	—	—	—
William A. Jeffrey	2023	21,547	—	—	—	—	—
	2022	20,266	—	—	—	—	—
Syaru Shirley Lin	2023	1,903	—	—	—	—	—
	2022	622	—	—	—	—	—
Thomas J. Lynch[3]	2023	145,218	43,700	$93.36	2028	—	—
	2022	143,937	43,700	$93.36	2028	—	—
Abhijit Y. Talwalkar	2023	9,412	—	—	—	—	—
	2022	9,631	—	—	—	—	—
Mark C. Trudeau	2023	11,818	—	—	—	—	—
	2022	10,537	—	—	—	—	—
Dawn C. Willoughby	2023	4,496	—	—	—	—	—
	2022	3,215	—	—	—	—	—
Laura H. Wright	2023	15,770	—	—	—	—	—
	2022	14,489	—	—	—	—	—

(1) Each option provides the right to purchase one share at the exercise price. Subject to acceleration upon certain events, the share options are exercisable in equal installments on anniversaries of the grant dates.

(2) Mr. Clamadieu joined our board of directors on March 15, 2023.

(3) Mr. Lynch served as Chief Executive Officer of the Company until March 8, 2017 and as Executive Chairman of the Company until March 14, 2018. Since March 2018, Mr. Lynch has served as Non-Executive Chairman of the board of directors. Shares held as of September 29, 2023 include 15,000 shares held in a charitable trust. Shares held as of September 30, 2022 include 15,000 shares held in a charitable trust and 11,750 shares held in a grantor retained annuity trust.

Executive Management

The following table sets forth the shares, options and share units held as of fiscal year end 2023 and 2022 by each member of our executive management serving in such position as of fiscal year end 2023.

	Years	Shares Held	Options Held	Options Exercise Price[1]	Fiscal Years of Expiration	RSUs Held[2]	PSUs Held[3]
Executive Management:							
Terrence R. Curtin[4]	2023	94,969	1,311,850	$76.66-$158.00	2028-2033	—	140,281
	2022	94,969	1,199,371	$66.74-$158.00	2027-2032	—	134,020
John S. Jenkins, Jr.	2023	22,693	191,850	$93.36-$158.00	2028-2033	—	24,095
	2022	19,456	186,325	$76.66-$158.00	2028-2032	724	23,603
Shad W. Kroeger	2023	20,734	234,850	$66.74-$158.00	2027-2033	—	22,905
	2022	15,595	248,000	$51.61-$158.00	2024-2032	—	22,296
Steven T. Merkt	2023	56,532	323,825	$76.66-$158.00	2028-2033	—	33,909
	2022	47,720	285,675	$76.66-$158.00	2028-2032	—	35,346
Heath A. Mitts[5]	2023	28,163	409,550	$76.66-$158.00	2028-2033	—	42,478
	2022	28,163	355,350	$76.66-$158.00	2028-2032	—	40,400
Malavika Sagar[6]	2023	2,381	25,675	$76.66-$158.00	2029-2033	6,105	3,868
Aaron K. Stucki	2023	17,434	137,800	$66.74-$158.00	2027-2033	—	17,777
	2022	12,317	113,350	$66.74-$158.00	2027-2032	4,526	13,454

(1)   Each option provides the right to purchase one share at the exercise price. Subject to acceleration upon certain events, the share options are exercisable in equal installments on anniversaries of the grant dates.

(2)   Subject to acceleration upon certain events, the RSUs vest over time, are settled in shares upon vesting on a one-for-one basis, and receive dividend equivalent units.

(3)   The PSU amounts in the table above assume achievement of target level of performance including target dividend equivalent units through September 29, 2023 and September 30, 2022, respectively. Under the terms of the PSUs, shares of stock are earned based on the Company's earnings per share growth relative to the Standard & Poor's 500 Non-Financial Companies Index over a three-year performance cycle, subject to various conditions, and the PSUs earn dividend equivalent units. Subject to acceleration upon certain events, vesting of reserved PSUs occurs when the management development and compensation committee certifies year three results following the close of the three-year performance cycle. Annual PSU awards for the last three fiscal years were granted on November 14, 2022, November 8, 2021, and November 9, 2020.

(4)   Mr. Curtin is a member of the board of directors and chief executive officer. Shares held include 40,000 shares held in a family trust.

(5)   Mr. Mitts is a member of the board of directors and executive vice president and chief financial officer.

(6)   Ms. Sagar, our senior vice president and chief human resources officer, became a member of executive management on April 1, 2023.

For additional information regarding share-based compensation arrangements, see the TE Group's consolidated financial statements and our Swiss Statutory Compensation Report.

7. Significant Shareholders

The following table sets forth the information indicated for persons or groups known to us to be beneficial owners of more than 5% of our outstanding shares beneficially owned as of fiscal year end 2023.

Name and Address of Beneficial Owner	Number of Shares	Percentage of Class
Capital World Investors[1] 333 South Hope Street, 55th Floor Los Angeles, CA 90071	35,139,534	11.3 %
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	28,082,806	9.0 %
BlackRock Inc.[3] 55 East 52nd Street New York, NY 10055	21,051,293	6.7 %
Dodge & Cox[4] 555 California Street, 40th Floor San Francisco, CA 94104	16,247,285	5.2 %

(1)   This information is based on a Schedule 13G/A filed with the SEC on April 10, 2023 by Capital World Investors, which reported sole voting power and sole dispositive power as follows: sole voting power— 35,079,151 and sole dispositive power— 35,139,534.

(2)   This information is based on a Schedule 13G/A filed with the SEC on February 9, 2023 by The Vanguard Group, which reported sole voting power, sole dispositive power, and shared dispositive power as follows: sole voting power—0, shared voting power— 374,369, sole dispositive power— 26,877,087, and shared dispositive power— 1,205,719.

(3)   This information is based on a Schedule 13G/A filed with the SEC on February 3, 2023 by BlackRock Inc., which reported sole voting power and sole dispositive power as follows: sole voting power— 19,128,278 and sole dispositive power— 21,051,293.

(4)   This information is based on a Schedule 13G/A filed with the SEC on February 14, 2023 by Dodge & Cox, which reported sole voting power and sole dispositive power as follows: sole voting power— 15,530,056 and sole dispositive power— 16,247,285.

8. Subsidiaries

We are the ultimate holding company of all subsidiaries of the TE Group. Our direct subsidiaries and significant subsidiaries of the TE Group, as determined based on net sales or total assets, were as follows as of fiscal year end 2023:

Entity Name	Jurisdiction	Direct or Indirect Holding[1]	Nominal Capital (in millions)		Purpose[2]
Tyco Electronics Group S.A.	Luxembourg	Direct	$	1	F
TE Connectivity Corporation	United States	Indirect	$	—	M
TE Connectivity Germany GmbH	Germany	Indirect	EUR	79	M
TE Connectivity HK Limited	Hong Kong	Indirect	HKD	7,877	S
TE Connectivity Holding International II S.à r.l.	Luxembourg	Indirect	$	—	F
TE Connectivity Solutions GmbH	Switzerland	Indirect	CHF	—	S
Tyco Electronics (Shanghai) Co., Ltd.	China	Indirect	USD	8	M
Tyco Electronics AMP Korea Co., Ltd.	South Korea	Indirect	KRW	6,812	M
Tyco Electronics Japan G.K.	Japan	Indirect	JPY	17,300	M
Tyco Electronics Singapore Pte Ltd.	Singapore	Indirect	SGD	237	S

(1)   The subsidiary labeled as "direct" is wholly-owned by us. All subsidiaries labeled as "indirect" are wholly-owned indirectly by us.

(2)   "F" denotes the primary purpose as a holding or financing company; "M" denotes the primary purpose as manufacturing and production; "S" denotes the primary purpose as sales and distribution.

During fiscal 2023 and 2022, subsidiaries distributed CHF 779 million (equivalent to $860 million) and CHF 1,245 million (equivalent to $1,310 million), respectively, to us. The distributions are included in income from distributions made by subsidiaries in our statements of operations.

9. Subsequent Events

We have evaluated subsequent events through November 13, 2023, the date the Swiss Statutory Financial Statements were issued, and determined that no significant subsequent events have occurred through this date requiring adjustment to the Swiss Statutory Financial Statements or disclosures.

Proposed Appropriation of Accumulated Earnings

Our board of directors will propose, in conjunction with our annual general meeting, that we carry forward unappropriated accumulated earnings of CHF 667 million as included in our balance sheet as of September 29, 2023.

Report of the Statutory Auditor on the Swiss Statutory Financial Statements of TE Connectivity Ltd.

To the General meeting of
TE CONNECTIVITY LTD., SCHAFFHAUSEN

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of TE Connectivity Ltd. (the "Company"), which comprise the balance sheet as of September 29, 2023, and the statement of operations for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements comply with Swiss law and the Company's articles of association.

Basis for Opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. We have determined that there are no key audit matters to communicate in our report.

Other Information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements, the stand-alone financial statements and the compensation report and our auditor's reports thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' Responsibilities for the Financial Statements
The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the Company's articles of association, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.
- Conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

We communicate with the Board of Directors or its relevant audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant audit committee with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or related safeguards applied.

From the matters communicated to the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements
In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the financial statements according to the instructions of the Board of Directors.

Furthermore, we confirm that the proposed appropriation of accumulated earnings complies with Swiss law and the Company's articles of association. We recommend that the financial statements submitted to you be approved.

Deloitte AG

/s/ Andreas Bodenmann   /s/ Dominik Voegtli
Licensed Audit Expert   Licensed Audit Expert
Auditor in charge

Zurich, November 13, 2023

TE CONNECTIVITY LTD.

INDEX TO SWISS STATUTORY COMPENSATON REPORT

A.   General

Under Swiss law we are required to prepare a separate Swiss Statutory Compensation Report each year that contains specific items in a presentation format determined by these regulations. This report must be included in the materials made available to our shareholders each year.

Our executive management (as defined under Swiss law, hereafter referred to as "Executive Management") for fiscal 2023 consisted of Terrence Curtin, Chief Executive Officer; John Jenkins, Jr., Executive Vice President and General Counsel; Shadrak Kroeger, President, Industrial Solutions; Heath Mitts, Executive Vice President and Chief Financial Officer; Steven Merkt, President, Transportation Solutions; Malavika Sagar, Senior Vice President and Chief Human Resource Officer and Aaron Stucki, President, Communications Solutions. Timothy Murphy, former Senior Vice President and Chief Human Resource Officer is included in this report for fiscal 2022 and fiscal 2023. Mr. Murphy retired as the Senior Vice President and Chief Human Resource Officer on April 2, 2023. Ms. Sagar first became a member of executive management on April 1, 2023.

The following sets forth, for the fiscal years ended September 29, 2023, and September 30, 2022, the compensation of the members of the board of directors and executive management for all the functions that they have performed for TE Connectivity Ltd. ("TE Connectivity" or the "Company," which may be referred to as "we," "us," or "our"). This report contains all elements of compensation paid, granted or promised to the board of directors and executive management.

For more detailed information about compensation for our board of directors and executive management, please review our Definitive Proxy Statement for our 2024 Annual Meeting of Shareholders. You may access this report on the Investor Relations section of our website at http://investors.te.com/financial-reports/annual-reports/default.aspx.

B.   Compensation of the Board of Directors

Compensation paid for fiscal 2023 to each director who is not our salaried employee, or an employee of our subsidiaries was based on the following fee structures:

	Fee Structure Effective October 2022	
	Cash	Equity
Annual retainer	$ 100,000	$ 200,000
Additional annual fees:		
Non-Executive Chairman	$ 185,000	
Lead Independent Director	$ 40,000	
Audit Committee Chair	$ 25,000	
Audit Committee Member	$ 15,000	
Nominating, Governance & Compliance Committee Chair	$ 20,000	
Management, Development & Compensation Committee Chair	$ 20,000	
Science Advisory Board Retainer	$ 10,000	

Compensation paid for fiscal 2022 to each director who is not our salaried employee, or an employee of our subsidiaries was based on the following fee structures:

	Fee Structure Effective October 2021	
	Cash	Equity
Annual retainer	$ 100,000	$ 200,000
Additional annual fees:		
Non-Executive Chairman	$ 170,000	
Lead Independent Director	$ 40,000	
Audit Committee Chair	$ 25,000	
Audit Committee Member	$ 15,000	
Nominating, Governance & Compliance Committee Chair	$ 15,000	
Management, Development & Compensation Committee Chair	$ 20,000	
Science Advisory Board Retainer	$ 10,000	

In addition to the compensation described above, TE Connectivity will also provide Company matching charitable gift contributions under the Company's matching gift program up to a maximum of $10,000 per year.

Our board members also receive non-compensatory reimbursement for expenses incurred in attending board and committee meetings or performing other services for us in their capacities as directors. Such expenses include food, lodging and transportation. Directors who are TE Connectivity employees or employees of our subsidiaries do not receive any compensation for their services as directors. Messrs. Curtin and Mitts are employees of the Company and do not receive any additional compensation for their service on the board.

Each non-employee director received the equity component of their compensation in the form of a grant of common shares of TE Connectivity Ltd.

The following table discloses the cash and equity awards paid to each of our non-employee directors for fiscal 2023 and 2022.

Table 1

Name	Fiscal Year	Fees Earned or Paid in Cash ($) [1]	Stock Awards ($) [2]	Other Compensation ($) [3]	Total ($) [4] [5]
Pierre R. Brondeau[8]	2022	$ 64,583	$ 97,898	$ —	$ 162,481
Jean-Pierre Clamadieu[6]	2023	$ 58,333	$ 113,793	$ —	$ 172,126
Carol A. (John) Davidson	2023	$ 165,000	$ 212,805	$ 10,000	$ 387,805
	2022	$ 148,333	$ 195,954	$ —	$ 344,287
Lynn A. Dugle	2023	$ 115,000	$ 212,805	$ 10,000	$ 337,805
	2022	$ 115,000	$ 195,954	$ 10,000	$ 320,954
William A. Jeffrey	2023	$ 130,000	$ 212,805	$ 10,000	$ 352,805
	2022	$ 118,750	$ 195,954	$ 9,960	$ 324,664
Syaru Shirley Lin	2023	$ 100,000	$ 212,805	$ 34,385	$ 347,190
	2022	$ 58,333	$ 116,667	$ —	$ 175,000
Thomas J. Lynch	2023	$ 285,000	$ 212,805	$ 37,766	$ 535,571
	2022	$ 270,000	$ 195,954	$ —	$ 465,954
Yong Nam[7]	2023	$ 41,667	$ 106,340	$ —	$ 148,007
	2022	$ 100,000	$ 195,954	$ —	$ 295,954
Daniel J. Phelan[8]	2022	$ 41,667	$ 97,898	$ 10,000	$ 149,565
Abhijit Y. Talwalkar	2023	$ 120,000	$ 212,805	$ 10,000	$ 342,805
	2022	$ 120,000	$ 195,954	$ 10,000	$ 325,954
Mark C. Trudeau	2023	$ 100,000	$ 212,805	$ —	$ 312,805
	2022	$ 100,000	$ 195,954	$ —	$ 295,954
Dawn C. Willoughby	2023	$ 100,000	$ 212,805	$ 10,000	$ 322,805
	2022	$ 100,000	$ 195,954	$ 10,000	$ 305,954
Laura H. Wright	2023	$ 115,000	$ 212,805	$ 10,000	$ 337,805
	2022	$ 115,000	$ 195,954	$ 10,000	$ 320,954

(1) The amounts shown represent the amount of cash compensation earned in fiscal 2023 and 2022 for board and committee services. We pay additional annual cash retainers to our Non-Executive Chairman, Lead Independent Director, Chairperson of each of our committees of the board, members of the audit committee and our science advisory board member.

(2) The amounts shown represent the amount of equity compensation granted in fiscal 2023 and 2022 for board services. On November 14, 2022, each non-employee director excluding Mr. Nam and Mr. Clamadieu received a grant of 1,709 common shares; Mr. Nam received a grant of 854 common shares. In determining the number of common shares to be issued, we used the average daily closing price for the 20-day period prior to the grant date ($116.96 per share), the same methodology used to determine employee equity awards. The grant date fair value of these awards, as shown above for fiscal year 2023, was calculated by using the closing price of TE Connectivity Ltd. common shares on the date of grant ($124.52 per share). On March 16, 2023, Mr. Clamadieu received a grant of 911 common shares. In determining the number of common shares to be issued, we used the average daily closing price for the 20-day period prior to the grant date ($128.07 per share), the same methodology used to determine employee equity awards. The grant date fair value of this award as shown above for fiscal 2023, was calculated by using the closing price of TE Connectivity Ltd. common shares on the date of grant ($124.91 per share). For fiscal 2022, each non-employee director received a grant of common shares.

(3) Amounts shown represent company charitable matching gift contributions made on behalf of certain directors under TE Connectivity's matching gift program. For Mr. Lynch, amount includes $27,766 due to an administrative payroll error relating to Swiss tax payments made on behalf of Mr. Lynch. For Ms. Lin, $34,385 represents the payment by the Company of Ms. Lin's Swiss social tax obligations for 2022 (and additional amounts paid to Ms. Lin to cover income tax obligations

on the Company's social tax payment) as a result of the Company's failure to notify Ms. Lin of her Swiss social tax obligations and to withhold the Swiss social tax amounts as required. Ms. Lin was responsible for her ongoing Swiss social tax obligations effective March 2023.

(4) The aggregate amount of compensation paid for fiscal 2023 totals $3,597,529.

(5) The Company has not made any loans or extended credit to any current or former member of the board of directors.

(6) On March 15, 2023, Mr. Clamadieu was elected to our board of directors. Cash and equity compensation for Mr. Clamadieu was pro-rated for his service during fiscal 2023.

(7) Mr. Nam left our board of directors effective March 15, 2023. Cash and equity compensation for Mr. Nam was pro-rated for his service during fiscal 2023.

(8) Dr. Brondeau and Mr. Phelan left our board of directors effective March 9, 2022.

C.   Compensation of Executive Management

The following table presents information concerning Executive Management's fiscal 2023 and 2022 compensation.

Table 2

Name and Principal Position	Year	Salary ($)[3][4]	Bonus ($)	Stock Awards ($)[5]	Option Awards ($)[6]	Non-Equity Incentive Plan Compensation ($)[7]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[8]	All Other Compensation ($)[9]	Total ($)[10][11]
Terrence R. Curtin Chief Executive Officer	2023	$ 1,302,188	—	$ 6,387,876	$ 6,575,048	$ 2,084,067	—	$ 368,569	$ 16,717,748
	2022	$ 1,262,532	—	$ 5,872,860	$ 6,085,856	$ 2,074,067	—	$ 632,551	$ 15,927,866
All Other Executive Management [1][2]	2023	$ 3,820,261	—	$ 6,803,513	$ 6,499,681	$ 3,811,373	—	$ 1,851,362	$ 22,786,190
	2022	$ 3,713,206	—	$ 6,394,260	$ 6,626,277	$ 4,075,917	—	$ 1,743,940	$ 22,553,600

(1) For fiscal 2023, the Executive Management team for Swiss reporting purposes includes Mr. Jenkins, Mr. Kroeger, Mr. Merkt, Mr. Mitts, Ms. Sagar, Mr. Stucki, and Mr. Murphy until his retirement as a member of Executive Management.

(2) For fiscal 2022, the Executive Management team for Swiss reporting purposes includes Mr. Jenkins, Mr. Kroeger, Mr. Merkt, Mr. Mitts, Mr. Murphy, and Mr. Stucki.

(3) Amounts shown are not reduced to reflect Executive Management's elections, if any, to defer receipt of salary into the Supplemental Savings and Retirement Plan ("SSRP"), a nonqualified supplemental retirement plan for management and executive level employees.

(4) Due to an administrative payroll error relating to Swiss tax payments made on behalf of three executives, fiscal 2023 salary includes the following additional amounts: for Mr. Curtin - $52,148, Mr. Mitts - $11,420 and Mr. Jenkins - $20,286.

(5) This amount represents the grant date fair value of restricted stock units ("RSUs") and performance stock units ("PSUs") calculated using the provisions of Accounting Standards Codification ("ASC") 718, *Compensation—Stock Compensation*. The value of PSUs included in the table assumes target performance. Dividend equivalent rights accrue on RSU and PSU awards and are factored into grant date fair value.

(6) This amount represents the grant date fair value of stock options calculated using the provisions of ASC 718.

(7) Represents amounts earned under the TE Connectivity Ltd. fiscal year 2023 annual incentive program. Amounts shown are not reduced to reflect Executive Management's elections, if any, to defer receipt of awards into the SSRP.

(8) Represents the aggregate change in actuarial present value of the accumulated benefits in fiscal 2023 and 2022 under the frozen pension plan. For fiscal 2023, the change in pension value is a decrease from fiscal 2022. Rather than report a negative value, a change of zero is reported.

(9) See the All Other Compensation table below for a breakdown of amounts which include perquisites, matching charitable gift contributions associated with the Company's 401(k) plan and nonqualified defined contribution plan, and other amounts. The amounts reflected in the table for perquisites are our incremental cost. We also provide group life, health, hospitalization and medical reimbursement plans which do not discriminate in scope, terms or operation in favor of officers and are available to all full-time employees; the values of the benefits are not shown in the table.

(10) The aggregate amount of compensation paid for fiscal 2023 totals $39,503,938.

(11) The Company has not made any loans or extended credit to any current or former member of Executive Management.

All Other Compensation

Name	Year	Perquisites ($)(a)	Dollar Value of Dividends not factored into Grant Date Fair Value ($)	Company Contributions to DC plans ($)(b)	Employee Stock Purchase Plan ("ESPP") Company Match ($)(c)	Total Prior Year Vacation/Personal Time ($)(d)	Total All Other Compensation ($)
Terrence	2023	$ 135,882	$ —	$ 232,687	—	—	$ 368,569
R. Curtin	2022	$ 33,455	$ 305,933	$ 293,163	—	—	$ 632,551
All Other Executive	2023	$ 1,427,019	$ —	$ 409,450	$ 4,875	$ 10,018	$ 1,851,362
Management	2022	$ 997,631	$ 356,949	$ 384,297	$ 5,063	$ —	$ 1,743,940

(a) Perquisites consist of the following:

For fiscal 2023, the incremental cost to us of Mr. Curtin's non-business use of our aircraft including travel by Mr. Curtin to attend board meetings of DuPont de Nemours Inc. as Mr. Curtin is a member of the DuPont board of directors. Mr. Curtin is permitted to use the aircraft for business and non-business purposes.

Amounts for All Other Executive Management include various assignment allowances, miscellaneous fees and expenses, personal tax preparation assistance, international tax payments and tax gross-up payments pertaining to an expatriate assignment for one executive in fiscal 2023 and 2022. Due to the timing of payments, the following range of exchange rates, primarily as determined by TE Connectivity finance, were used to convert amounts reported or paid in Swiss francs to US dollars: $0.9893—$1.166: CHF1 in fiscal 2023 and $0.9953—$1.0987: CHF1 in fiscal 2022. Amounts for fiscal 2023 include relocation costs for one executive.

(b) Contributions made on behalf of Executive Management under TE Connectivity's qualified defined contribution plan and accruals on behalf of Executive Management under the SSRP (a nonqualified defined contribution excess plan).

Name	Year	Company Matching Contribution (Qualified Plan)	Company Contribution (Non-Qualified Plan)
Terrence R. Curtin	2023	$ 21,000	$ 211,687
	2022	$ 21,350	$ 271,813
All Other Executive Management	2023	$ 82,627	$ 326,823
	2022	$ 69,850	$ 314,447

(c) The Company made matching contributions under the TE Connectivity employee stock purchase plan for two executives for fiscal 2023 and 2022.

(d) For fiscal 2023, amount includes the value of unused vacation and personal time paid to one executive.

D. Security Ownership of the Board of Directors and Executive Management

Board of Directors

The following table sets forth the shares, options and share units held as of fiscal year end 2023 and 2022 by each member of our board of directors serving on our board at fiscal year end 2023. The share ownership of Mr. Curtin, our Chief Executive Officer, and Mr. Mitts, our Executive Vice President and Chief Financial Officer, both of whom are members of the board of directors, is set forth in *Executive Management.*

Name	Years	Shares Held	Options Held	Options Exercise Price [1]	Fiscal Years of Expiration	RSUs Held	PSUs Held
Jean-Pierre Clamadieu[2]	2023	911	—	—	—	—	—
Carol A. ("John") Davidson	2023	15,418	—	—	—	—	—
	2022	14,137	—	—	—	—	—
Lynn A. Dugle	2023	4,496	—	—	—	—	—
	2022	3,215	—	—	—	—	—
William A. Jeffrey	2023	21,547	—	—	—	—	—
	2022	20,266	—	—	—	—	—
Syaru Shirley Lin	2023	1,903	—	—	—	—	—
	2022	622	—	—	—	—	—
Thomas J. Lynch[3]	2023	145,218	43,700	$ 93.36	2028	—	—
	2022	143,937	43,700	$ 93.36	2028	—	—
Abhijit Y. Talwalkar	2023	9,412	—	—	—	—	—
	2022	9,631	—	—	—	—	—
Mark C. Trudeau	2023	11,818	—	—	—	—	—
	2022	10,537	—	—	—	—	—
Dawn C. Willoughby	2023	4,496	—	—	—	—	—
	2022	3,215	—	—	—	—	—
Laura H. Wright	2023	15,770	—	—	—	—	—
	2022	14,489	—	—	—	—	—

(1) Each option provides the right to purchase one share at the exercise price. Subject to acceleration upon certain events, the share options are exercisable in equal installments on anniversaries of the grant dates.

(2) Mr. Clamadieu joined our board of directors on March 15, 2023.

(3) Mr. Lynch served as Chief Executive Officer of the Company until March 8, 2017 and as Executive Chairman of the Company until March 14, 2018. Since March 2018, Mr. Lynch has served as Non-Executive Chairman of the Board of Directors. Shares held as of September 29, 2023 include 15,000 shares held in a charitable trust. Shares held as of September 30, 2022 include 15,000 shares held in a charitable trust and 11,750 shares held in a grantor retained annuity trust.

Executive Management

The following table sets forth the shares, options and share units held as of fiscal year end 2023 and 2022 by each member of our executive management serving in such position as of fiscal year end 2023.

Name	Years	Shares Held	Options Held	Options Exercise Price[1]	Fiscal Years of Expiration	RSUs Held[2]	PSUs Held[3]
Terrence R. Curtin[4]	2023	94,969	1,311,850	$76.66-$158.00	2028-2033	—	140,281
	2022	94,969	1,199,371	$66.74-$158.00	2027-2032	—	134,020
John S. Jenkins, Jr.	2023	22,693	191,850	$93.36-$158.00	2028-2033	—	24,095
	2022	19,456	186,325	$76.66-$158.00	2028-2032	724	23,603
Shad W. Kroeger	2023	20,734	234,850	$66.74-$158.00	2027-2033	—	22,905
	2022	15,595	248,000	$51.61-$158.00	2024-2032	—	22,296
Steven T. Merkt	2023	56,532	323,825	$76.66-$158.00	2028-2033	—	33,909
	2022	47,720	285,675	$76.66-$158.00	2028-2032	—	35,346
Heath A. Mitts[5]	2023	28,163	409,550	$76.66-$158.00	2028-2033	—	42,478
	2022	28,163	355,350	$76.66-$158.00	2028-2032	—	40,401
Malavika Sagar[6]	2023	2,381	25,675	$76.66-$158.00	2029-2033	6,105	3,868
Aaron K. Stucki	2023	17,434	137,800	$66.74-$158.00	2027-2033	—	17,777
	2022	12,317	113,350	$66.74-$158.00	2027-2032	4,526	13,454

(1) Each option provides the right to purchase one share at the exercise price. Subject to acceleration upon certain events, the share options are exercisable in equal installments on anniversaries of the grant dates.

(2) Subject to acceleration upon certain events, the RSUs vest over time, are settled in shares upon vesting on a one-for-one basis, and receive dividend equivalent units.

(3) The PSU amounts in the table above assume achievement of target level of performance including target dividend equivalent units through September 29, 2023 and September 30, 2022, respectively. Under the terms of the PSUs, shares of stock are earned based on the Company's earnings per share growth relative to the Standard & Poor's 500 Non-Financial Companies Index over a three-year performance cycle, subject to various conditions, and the PSUs earn dividend equivalent units. Subject to acceleration upon certain events, vesting of reserved PSUs occurs when the management development and compensation committee certifies year three results following the close of the three-year performance cycle. Annual PSU awards for the last three fiscal years were granted on November 14, 2022, November 8, 2021, and November 9, 2020.

(4) Mr. Curtin is a member of the board of directors and Chief Executive Officer. Shares held include 40,000 shares held in a family trust.

(5) Mr. Mitts is a member of the board of directors and Executive Vice President and Chief Fnancial Officer.

(6) Ms. Sagar, our Senior Vice President and Chief Human Resources Officer, became a member of executive management on April 1, 2023.

E. Directors and Executive Management Biographies

Directors

Age 55

Executive Director since 2016

Chief Executive Officer since 2017

Current Public Company Directorships

- DuPont de Nemours Inc.

Other Public Company Directorships within the past five years

- None

Terrence R. Curtin

Mr. Curtin has served as the Chief Executive Officer of TE Connectivity since March 2017. Previously Mr. Curtin served as President of TE Connectivity from March 2015 and immediately prior to that served as Executive Vice President and President, Industrial Solutions since August 2012. Previously he served as Executive Vice President and Chief Financial Officer from October 2006 through July 2012. Mr. Curtin served on the TE Connectivity board prior to our separation from Tyco International and was Vice President and Corporate Controller at Tyco Electronics since 2001. Prior to joining TE Connectivity, Mr. Curtin worked for Arthur Andersen LLP. Mr. Curtin has a Bachelor's degree in Accounting from Albright College.

Age 65

Director since 2023

Current Public Company Directorships

- Airbus SE
- Engie SA (Chair)

Other Public Company Directorships within the past five years

- AXA SA
- Solvay S.A.
- Rhodia SA
- Faurecia SA

Jean-Pierre Clamadieu

Mr. Clamadieu is Chairman of the Board of Directors of ENGIE S.A., a French multinational utility company mainly active in the power and gas sectors. He was first appointed in May 2018 and has been reelected in April 2022 for 4 years. From 2011 to 2019 Mr. Clamadieu served as Chief Executive Officer and Chairman of the Executive Committee of Solvay S.A., a Belgian multinational chemical company. In 1993, he joined the Rhône-Poulenc group where he held several management positions. Following the creation of Rhodia SA as a spin-off of the chemicals and polymers activities of Rhône-Poulenc Mr. Clamadieu held a variety of leadership roles in this organization, including Chairman and Chief Executive Officer from 2008 to 2011. In September 2011 Rhodia was acquired by the Solvay Group. Between 1981 - 1993, he held various positions in the French Public Service. Mr. Clamadieu graduated from École Nationale Supérieure des Mines de Paris with an engineering degree. He is Chief Engineer of the Corps of Mines.

Age 68

Director since 2016

Current Public Company Directorships

- FMC Corporation
- International Flavors & Fragrances Inc.

Other Public Company Directorships within the past five years

- Allergan plc
- Legg Mason, Inc
- DaVita Inc.
- Pentair plc

Carol A. ("John") Davidson

Mr. Davidson served as the Senior Vice President, Controller and Chief Accounting Officer of Tyco International Ltd., a provider of diversified industrial products and services, from January 2004 to September 2012. Between 1997 and 2004, Mr. Davidson held a variety of leadership roles at Dell Inc., a computer and technology services company, including the positions of Vice President, Audit, Risk and Compliance, and Vice President, Corporate Controller. From 1981 to 1997, Mr. Davidson held a variety of accounting and financial leadership roles at Eastman Kodak Company, a provider of imaging technology products and services. He holds a Bachelor of Science in Accounting from St. John Fisher University and an MBA from the University of Rochester.

Age 64

Director since 2020

Current Public Company Directorships

- EOG Resources Inc.
- KBR, Inc.
- Micron Technology Inc.

Other Public Company Directorships within the past five years

- State Street Corporation

Lynn A. Dugle

Ms. Dugle joined Engility in 2016 and formerly served as Engility's (NYSE: EGL) Chief Executive Officer, President and Chairman of the Board of Directors before leading the sale of the company to SAIC (NYSE: SAIC) in 2019. Prior to joining Engility, Ms. Dugle spent more than a decade in senior management positions at Raytheon and retired from the company in March 2015 as a Raytheon Company vice president and President of Raytheon Intelligence, Information and Services (IIS) which housed Raytheon's Cyber and Special Operations division. Prior to her President's role, Ms. Dugle was vice president of engineering, technology and quality for the former Raytheon Network Centric Systems (NCS). Before joining Raytheon in April 2004, Ms. Dugle held a number of officer-level positions culminating in a general management role with ADC Telecommunications. Ms. Dugle earned a bachelor's of science in technical management and a bachelor's of arts in Spanish from Purdue University. She received a master's of business administration from The University of Texas at Dallas.

Age 64

Director since 2012

Current Public Company Directorships

- None

Other Public Company Directorships within the past five years

- None

William A. Jeffrey

The Honorable Dr. William A. Jeffrey served as Chief Executive Officer of SRI International, a research and development organization serving government and industry, from September 2014 to December 2021. From September 2008 through August 2014, Dr. Jeffrey was Chief Executive Officer and President of HRL Laboratories, LLC, an automotive, aerospace and defense research and development laboratory. From 2007 through 2008, he was the Director of the Science and Technology Division of the Institute for Defense Analyses and prior to that he was Director of the National Institute of Standards and Technology from 2005. From 2002 to 2005, Dr. Jeffrey served in the White House as Senior Director of Homeland and National Security and Assistant Director of Space and Aeronautics in the Executive Office of the President, Office of Science and Technology Policy. He began his career at the Institute for Defense Analyses in 1988. Dr. Jeffrey also serves on the board of directors of the following privately held companies: Airstream Venture Partners, Diraq, Alliance for Sustainable Energy LLC and MRI Global.

Age 69

Director since 2007

Non-Executive Chairman since 2018

Current Public Company Directorships

- Automatic Data Processing, Inc.
- Cummins Inc.

Other Public Company Directorships within the past five years

- Thermo Fisher Scientific Inc.

Thomas J. Lynch

Mr. Lynch has served as the Non-Executive Chairman of TE Connectivity since March 2018 and was Executive Chairman from March 2017. He served as Chief Executive Officer of TE Connectivity from January 2006 to March 2017. Previously, he was President of Tyco Engineered Products and Services since joining Tyco International in September 2004. Prior to joining Tyco International, Mr. Lynch was at Motorola where he was Executive Vice President and President and Chief Executive Officer, Personal Communications Sector from August 2002 to September 2004; Executive Vice President and President, Integrated Electronic Systems Sector from January 2001 to August 2002; Senior Vice President and General Manager, Satellite & Broadcast Network Systems, Broadband Communications Sector from February 2000 to January 2001; and Senior Vice President and General Manager, Satellite & Broadcast Network Systems, General Instrument Corporation from May 1998 to February 2000. Mr. Lynch holds a Bachelor of Science degree in commerce from Rider University.

Age 55

Director since 2022

Current Public Company Directorships

- Langham Hospitality Investments
- Mediatek, Inc.

Other Public Company Directorships within the past five years

- Swire Pacific
- Mercuries Life Insurance

Syaru Shirley Lin

Professor Lin has been Research Professor since 2022 and had previously been Compton Visiting Professor of World Politics since 2019 at the Miller Center of Public Affairs at the University of Virginia. She is also a Nonresident Senior Fellow in the Foreign Policy Program at the Brookings Institution and an Adjunct Professor at the Chinese University of Hong Kong and chairs the Center for Asia-Pacific Resilience and Innovation (CAPRI). Previously, she was with The Goldman Sachs Group, Inc. holding multiple positions, including Managing Director and Partner, Principal Investment Area, based in Hong Kong from 2000 to 2003, Vice President, Principal Investment Area from 1997 to 2000, and Associate, Corporate Finance, Investment Banking from 1994 to 1997. Prof. Lin earned a doctoral degree in Politics and Public Administration in 2010 from the University of Hong Kong; a master's degree in International and Public Affairs, in 2005 from the University of Hong Kong and an A.B. degree in East Asian Studies, in 1990 from Harvard College. Ms. Lin also serves as a member of the board of directors of Goldman Sachs Asia Bank.

Age 52

Director since 2021

Current Public Company Directorships

- Columbus McKinnon Corporation
- Veralto Corporation

Other Public Company Directorships within the past five years

- None

Heath A. Mitts

Mr. Mitts has been Executive Vice President and Chief Financial Officer at TE Connectivity since September 2016. Previously he was Senior Vice President and Chief Financial Officer at IDEX Corporation, a globally diversified company specializing in fluid, metering, health and science technologies, as well as fire, safety and other products, from March 2011 until September 2016. Mr. Mitts joined IDEX as Vice President, Corporate Finance in September 2005. Mr. Mitts holds an MBA in finance from Pennsylvania State University and a Bachelor's degree in finance and political science from Southern Methodist University.

Age 59

Director since 2017

Current Public Company Directorships

- Advanced Micro Devices, Inc.
- iRhythm Technologies, Inc. (Chair)
- Lam Research Corporation (Chair)

Other Public Company Directorships within the past five years

- None

Abhijit Y. Talwalkar

Mr. Talwalkar is the former President and Chief Executive Officer of LSI Corporation, a leading provider of silicon, systems and software technologies for the storage and networking markets, a position he held from May 2005 until the completion of LSI's merger with Avago Technologies in May 2014. From 1993 to 2005, Mr. Talwalkar was employed by Intel Corporation, the largest semiconductor manufacturer in the industry. At Intel, he held a number of senior management positions, including Corporate Vice President and Co-General Manager of the Digital Enterprise Group, which was comprised of Intel's business client, server, storage and communications businesses, and as Vice President and General Manager for the Intel Enterprise Platform Group, where he focused on developing, marketing, and driving Intel business strategies for enterprise computing. Prior to joining Intel, Mr. Talwalkar held senior engineering and marketing positions at Sequent Computer Systems, a multiprocessing computer systems design and manufacturer that later became a part of IBM; Bipolar Integrated Technology, Inc., a VLSI bipolar semiconductor company; and Lattice Semiconductor Inc., a service driven developer of programmable design solutions widely used in electronic systems. Mr. Talwalkar has a Bachelor of Science degree in electrical engineering from Oregon State University.

Age 62

Director since 2016

Current Public Company Directorships

- None

Other Public Company Directorships within the past five years

- Mallinckrodt plc

Mark C. Trudeau

Mr. Trudeau served from June 2013 until June 2022 as the President, Chief Executive Officer and a director of Mallinckrodt plc, a global business that develops, manufactures, markets and distributes specialty pharmaceuticals and therapies, which filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in October 2020. Prior to that, Mr. Trudeau served as Senior Vice President and President of the Pharmaceuticals business of Covidien plc beginning in February 2012. He joined Covidien from Bayer HealthCare Pharmaceuticals LLC USA, the U.S. healthcare business of Bayer AG, where he served as Chief Executive Officer. He simultaneously served as President of Bayer HealthCare Pharmaceuticals, the U.S. organization of Bayer's global pharmaceuticals business. In addition, he served as Interim President of the global specialty medicine business unit from January to August 2010. Prior to joining Bayer in 2009, Mr. Trudeau headed the immuno science Division at Bristol Myers Squibb. During his 10 plus years at Bristol Myers Squibb, he served in multiple senior roles, including President of the Asia/Pacific region, President and General Manager of Canada and General Manager/Managing Director in the United Kingdom. Mr. Trudeau also served in a variety of executive positions at Abbott Laboratories from 1988 to 1998. Mr. Trudeau holds a Bachelor's degree in Chemical Engineering and an MBA, both from the University of Michigan.

Age 54

Director since 2020

Current Public Company Directorships

- J. M. Smucker Company
- International Flavors & Fragrances Inc.

Other Public Company Directorships within the past five years

- None

Dawn C. Willoughby

Ms. Willoughby was the Executive Vice President and Chief Operating Officer of The Clorox Company, a manufacturer and marketer of consumer and professional products, from September 2014 through January 2019. She also served as the company's Senior Vice President and General Manager, Clorox Cleaning Division; Vice President and General Manager, Home Care Products; and Vice President and General Manager, Glad Products, along with several other positions since she began there in 2001. Prior to her career at The Clorox Company, Ms. Willoughby spent nine years with The Procter & Gamble Company, where she held several positions in sales management. Ms. Willoughby obtained a Bachelor of Arts in sports management from the University of Minnesota and an MBA from the University of California, Los Angeles Anderson School of Business.

Age 63

Director since 2014

Current Public Company Directorships

- Spirit AeroSystems Holdings, Inc.
- CMS Energy Corporation and its subsidiary Consumers Energy Company
- Joby Aviation, Inc.

Other Public Company Directorships within the past five years

- None

Laura H. Wright

Ms. Wright retired in 2012 as Chief Financial Officer of Southwest Airlines, a provider of air transportation in the United States. During her 25 year career at Southwest, she served in a variety of financial roles including Chief Financial Officer, Senior Vice President Finance, Treasurer and Assistant Treasurer. She began her career at Arthur Young & Co. in 1982 as a member of their tax staff, following which she became a Tax Manager from 1986 through 1988. Ms. Wright holds Bachelor and Master of Science degrees in accounting from the University of North Texas and is a Certified Public Accountant. Ms. Wright also serves on the board of directors of SRI International and on the board of regents for the University of North Texas System.

Executive Management

The biographical information for Mr. Curtin and Mr. Mitts is set forth above under Directors.

John S. Jenkins, Jr. is the Executive Vice President, General Counsel of TE Connectivity. Mr. Jenkins is responsible for the Company's global legal, compliance, corporate governance, government affairs, intellectual property, security and risk management, and corporate social responsibility activities. He is also responsible for bringing TE's industry-leading connectivity solutions, engineering, and operations expertise to the emerging markets with focus on India, China, North America and South America. He joined TE Connectivity in October 2012.

Prior to joining TE Connectivity, Mr. Jenkins was with Tyco International for ten years and was the Vice President, Corporate Secretary, and International General Counsel. He was responsible for the board of directors activities, securities and capital markets transactions and reporting, mergers and acquisitions, executive compensation, global procurement, real estate, and tax planning.

Prior to 2003, Mr. Jenkins worked as a litigator with McGuireWoods, LLP. He began his career in 1987 as an Officer in the United States Navy and served as a judge advocate both as Military Prosecutor and Senior Defense Counsel, and finally as Legislative Counsel to the Secretary of the Navy.

Shadrak W. Kroeger has been President, Industrial Solutions at TE Connectivity since October 2020. Previously he was President, Communications Solutions at TE Connectivity from November 2017 to September 2020. Previously, Mr. Kroeger served as the Senior Vice President and General Manager for the Appliances business unit at TE Connectivity from 2013 to 2017. Since joining TE Connectivity in 1995, Mr. Kroeger has held leadership positions in general management, strategy, product management, sales and engineering and his roles have spanned the automotive, industrial and consumer markets.

Steven T. Merkt has been President, Transportation Solutions at TE Connectivity since August 2012. Prior to this position, Mr. Merkt served as President of TE Connectivity's Automotive business since May 2011 and has held various leadership positions in general management, operations, engineering, marketing, supply chain and new product launches since joining TE Connectivity in 1989. Mr. Merkt serves as a Director for Livent Corporation.

Malavika Sagar has served as the Chief Human Resources Officer, Global Human Resources at TE Connectivity since April 2023. Prior to that, Ms. Sagar was most recently Vice President of Human Resources, Transportation Solutions from March 2019 to April 2023. Prior to this role she has held roles of increasing responsibility leading HR for Global Automotive, Industrial Commercial Transportation and Application Tooling businesses and leading talent, diversity, and succession practices in Global Talent management center of excellence. Prior to joining TE, Ms. Sagar held various business partner positions and served in international human resource assignments at Avaya between 2004 and 2012. She holds a bachelor's degree in Business, Marketing and master's degree in Human Resource Management, both from Rutgers University.

Aaron K. Stucki has been President, Communications Solutions at TE Connectivity since October 2020. Previously, Mr. Stucki was the General Manager of the Industrial & Commercial Transportation (ICT) business unit, since May 2017. From April 2015 to May 2017, Mr. Stucki served as Senior Vice President & General Manager SubCom. From October 2013 to April 2015, Mr. Stucki served as Senior Vice President & General Manager Consumer Devices. From July 2011 to October 2013, Mr. Stucki served as Vice President and Chief Financial Officer Consumer Solutions segment. Prior to joining TE in 2011, Mr. Stucki spent 13 years at General Electric.

Report of the Statutory Auditor on the Swiss Statutory Compensation Report of TE Connectivity Ltd.

To the General Meeting of TE Connectivity Ltd., Schaffhausen

Report on the Audit of the Compensation Report

Opinion

We have audited the compensation report of TE Connectivity Ltd. (the Company) for the year ended September 29, 2023. The audit was limited to the information pursuant to Art. 734a–734f of the Swiss Code of Obligations (CO) in the Tables 1 and 2 on pages 4 and 5 of the compensation report.

In our opinion, the information pursuant to Art. 734a–734f CO in the accompanying compensation report complies with Swiss law and the Company's articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's Responsibility for the Audit of the Compensation Report" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the tables marked "audited" in the compensation report, the consolidated financial statements, the standalone financial statements and our auditor's reports thereon.

Our opinion on the compensation report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the compensation report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the compensation report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' Responsibilities for the Compensation Report

The Board of Directors is responsible for the preparation of a compensation report in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of a compensation report that is free from material misstatement, whether due to fraud or error. It is also charged with structuring the compensation principles and specifying the individual compensation components.

Auditor's Responsibilities for the Audit of the Compensation Report

Our objectives are to obtain reasonable assurance about whether the information pursuant to Art. 734a–734f CO is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this compensation report.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement in the compensation report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

We communicate with the Board of Directors and/or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors and/or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Deloitte AG

/s/ Andreas Bodenmann   /s/ Dominik Voegtli
Licensed audit expert   Licensed audit expert
Auditor in charge

Zurich, December 18, 2023

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BOARD OF DIRECTORS

Thomas J. Lynch
Non-Executive Chairman
and Former Chief
Executive Officer,
TE Connectivity Ltd.

Jean-Pierre Clamadieu
Former Chief Executive Officer
and Chairman of the
Executive Comittee,
Solvay S.A.

Terrence R. Curtin
Director and
Chief Executive Officer,
TE Connectivity Ltd.

Carol A. "John" Davidson*
Former Senior Vice President,
Controller and
Chief Accounting Officer,
Tyco International Ltd.

Lynn A. Dugle
Former Chief Executive Officer
and President,
Engility Holdings, Inc.

Dr. William A. Jeffrey
Retired Chief Executive Officer,
SRI International

Syaru Shirley Lin
Research Professor,
University of Virginia

Heath A. Mitts
Director and Executive Vice
President, Chief Financial Officer
TE Connectivity Ltd.

Abhijit Y. Talwalkar
Former President and
Chief Executive Officer,
LSI Corporation

Mark C. Trudeau
Former President and
Chief Executive Officer,
Mallinckrodt plc

Dawn C. Willoughby
Former Executive Vice President
and Chief Operating Officer,
The Clorox Company

Laura H. Wright
Former Chief Financial Officer,
Southwest Airlines Co.

* Lead Independent Director of the
TE Connectivity Ltd. Board of Directors

LEADERSHIP TEAM AND OFFICERS

Terrence R. Curtin
Chief Executive Officer
and Director

Claudia Anderson
Chief Continuous
Improvement Officer

Teresa Dickerson
Vice President,
Chief Supply Chain Officer

Jennifer Diener
Senior Vice President,
General Manager, Channel

Joseph F. Eckroth, Jr.
Senior Vice President,
Chief Information Officer

Jean-Jacques Fotzeu
Senior Vice President,
Treasurer

Phil Gilchrist
Vice President,
Chief Technology Officer,
Communications Solutions

Jackie Helfrich
Vice President,
Chief Marketing Officer,
Industrial Solutions

John S. Jenkins, Jr.
Executive Vice President,
General Counsel

Arvind Kaushal
Senior Vice President,
Chief Strategy Officer

Shad W. Kroeger
President,
Industrial Solutions

Steven T. Merkt
President,
Transportation Solutions

Heath A. Mitts
Executive Vice President,
Chief Financial Officer
and Director

Maushumi Nerurkar
Senior Vice President
and Chief Tax Officer

Robert J. Ott
Senior Vice President,
Corporate Controller

Jeanne Quirk
Senior Vice President,
Mergers and Acquisitions

Malavika Sagar
Senior Vice President and
Chief Human Resources Officer,
Global Human Resources

Aaron K. Stucki
President,
Communications Solutions

Jim Tobojka
Senior Vice President,
Operations



TE CONNECTIVITY 2023 ANNUAL REPORT